

Harris Teeter Supermarkets, Inc.

2012 ANNUAL REPORT AND PROXY STATEMENT

It's the people that make us who we are.


13000265

Harris Teeter
Food Market And Pharmacy
MELONIE W.
MARGARET M.
JOHN K.

Eleven-Year Financial and Operating Summary

(dollars in thousands, except share and per share data)	2012 (1)	2011	2010 (2)	2009	2008	2007	2006	2005	2004 (2)	2003	2002 (1)
Net Sales	$ 4,535,414	$ 4,285,565	$ 4,099,353	$ 3,827,005	$ 3,664,804	$ 3,299,377	$ 2,922,679	$ 2,644,976	$ 2,572,367	$ 2,431,632	$ 2,349,650
Cost of Sales	3,176,914	3,015,517	2,871,907	2,657,564	2,525,947	2,277,638	2,025,042	1,857,129	1,816,446	1,728,454	1,671,982
Gross Profit	1,358,500	1,270,048	1,227,446	1,169,441	1,138,857	1,021,739	897,637	787,847	755,921	703,178	677,668
Selling, General and Administrative (SG&A) Expenses											
Harris Teeter	1,180,311	1,078,978	1,045,860	993,850	961,092	867,656	770,000	674,267	651,515	609,556	588,895
Corporate	7,211	10,364	4,730	7,477	7,864	9,268	8,379	9,398	6,767	6,984	9,446
	1,187,522	1,089,342	1,050,590	1,001,327	968,956	876,924	778,379	683,665	658,282	616,540	598,341
Operating Profit	$ 170,978	$ 180,706	$ 176,856	$ 168,114	$169,901	$ 144,815	$ 119,258	$ 104,182	$ 97,639	$ 86,638	79,327
Earnings From Continuing Operations	$ 99,927	$ 111,458	$ 98,652	$ 93,597	$ 93,577	$ 80,006	$ 70,334	$ 61,731	$ 56,686	$ 50,699	$ 43,839
(Loss) Earnings From Discontinued Operations	(17,415)	(20,211)	13,389	(7,633)	3,175	682	2,002	6,867	7,973	9,183	8,144
Net Earnings	$ 82,512	$ 91,247	$ 112,041	$ 85,964	$ 96,752	$ 80,688	$ 72,336	$ 68,598	$ 64,659	$ 59,882	$ 51,983
Earnings (Loss) Per Share - Diluted:											
Continuing Operations	$ 2.04	$ 2.28	$ 2.03	$ 1.94	$ 1.94	$ 1.66	$ 1.47	$ 1.29	$ 1.21	$ 1.09	$ 0.94
Discontinued Operations	(0.36)	(0.41)	0.28	(0.16)	0.07	0.01	0.04	0.14	0.17	0.20	0.17
Net Earnings	1.68	1.87	2.31	1.78	2.00	1.68	1.52	1.44	1.38	1.29	1.12
Dividends Per Share	$ 0.55	$ 0.52	$ 0.48	$ 0.48	$ 0.48	$ 0.44	$ 0.44	$ 0.44	$ 0.40	$ 0.36	$ 0.36
Shareholders' Equity - Harris Teeter Supermarkets, Inc.	$ 1,037,619	$ 969,275	$ 892,449	$ 811,590	$ 823,159	$ 736,250	$ 670,517	$ 608,942	$ 549,710	$ 495,265	$ 457,688
Percent Return on Beginning Equity	8.5%	10.2%	13.8%	10.4%	13.1%	12.0%	11.9%	12.5%	13.1%	13.1%	11.7%
Book Value Per Share	$ 21.05	$ 19.72	$ 18.25	$ 16.72	$ 17.05	$ 15.30	$ 14.10	$ 12.82	$ 11.76	$ 10.71	$ 9.85
Capital Expenditures (3)	$ 199,946	$ 147,993	$ 128,183	$ 206,703	$ 192,231	$ 212,237	$ 210,910	$ 115,448	$ 83,988	$ 64,384	$ 71,283
Depreciation and Amortization (3)	135,542	128,717	121,731	109,907	96,516	81,702	70,778	60,966	59,950	59,344	56,391
Working Capital	182,755	280,300	144,385	71,421	66,353	73,494	98,119	130,811	187,971	165,192	165,911
Total Assets	1,952,488	1,984,424	1,893,671	1,844,321	1,696,407	1,529,689	1,362,936	1,203,640	1,109,097	1,065,022	1,039,271
Long-Term Debt - Including Current Portion	$ 212,490	$ 287,330	$ 306,096	$ 365,087	$ 320,578	$ 264,392	$ 237,731	$ 163,445	$ 166,287	$ 189,095	$ 185,892
Long-Term Debt as a Percent of Capital Employed	17.0%	22.8%	25.4%	30.8%	27.9%	26.3%	26.0%	21.0%	23.0%	27.3%	28.5%
Number of Employees	25,300	24,500	25,200	24,800	25,500	24,800	22,400	20,400	18,200	17,500	17,650
Common Shares Outstanding	49,292,585	49,147,817	48,901,482	48,545,080	48,278,136	48,127,252	47,557,894	47,488,979	46,730,758	46,223,233	46,454,188

Note: On November 7, 2011, the Company sold all of its ownership interest in its thread manufacturing business, American and Efird, Inc. ("A&E"). As such, the sales and operating results of A&E are included within (loss) earnings from discontinued operations in the table above. Prior years have been reclassified to conform to this presentation.

1. SG&A Expenses, Operating Profit, Earnings From Continuing Operations, Net Earnings, Earnings Per Share - Diluted and related returns include the following impairments and incremental transaction costs, which have been previously disclosed in the Company's annual reports on Form 10-K:
   Fiscal 2012: Impairments and other incremental costs associated with the Lowes Foods transaction of $29,809 ($18,094 after tax or $0.37 per diluted share)
   Fiscal 2002: Exit and impairment credits of $710 ($431 after taxes, or $0.01 per diluted share).

2. 53-week year

3. Excludes amounts related to discontinued operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: October 2, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number: 1-6905

HARRIS TEETER SUPERMARKETS, INC.

(Exact name of registrant as specified in its charter)

North Carolina	56-0905940
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
701 Crestdale Road, Matthews, North Carolina	**28105**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: ***(704) 844-3100***

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, April 1, 2012, was $1,801,230,000. The registrant has no non-voting stock.

As of November 12, 2012, the registrant had outstanding 49,309,978 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Shareholders to be held on February 21, 2013 are incorporated by reference into Part III. (With the exception of those portions which are specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed or incorporated by reference as part of this report.)

HARRIS TEETER SUPERMARKETS, INC.
AND CONSOLIDATED SUBSIDIARIES

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 2, 2012

TABLE OF CONTENTS

PART I

Item 1. *Business*

Harris Teeter Supermarkets, Inc. (the "Company"), through its primary subsidiary Harris Teeter, Inc. ("Harris Teeter"), operates a regional chain of supermarkets in eight states primarily in the southeastern and mid-Atlantic United States, and the District of Columbia. Until November 7, 2011, the Company was also engaged in the manufacturing and distribution of industrial sewing thread through its American & Efird business ("A&E"). Pursuant to the authorization granted by its shareholders at the 2012 Annual Meeting of Shareholders and by the Company's board of directors, the Company filed Articles of Amendment to the Company's Restated Articles of Incorporation to change the name of the Company from "Ruddick Corporation" to "Harris Teeter Supermarkets, Inc." The name change became effective on April 2, 2012.

The Company, which is incorporated under North Carolina law, was created in 1968 through the consolidation of the predecessor companies of Ruddick Investment Company (which was subsequently merged into Ruddick Operating Company) and A&E. In 1969, the Company acquired Harris Teeter. Ruddick Operating Company is not classified as a separate operating component of the Company due to its limited operations and relative size to the consolidated group. Ruddick Operating Company historically made investments in various independently managed venture capital investment funds. For information regarding the Company's investments, see the caption entitled "Investments" in Note 1 to the Consolidated Financial Statements in Item 8 hereof.

At the end of fiscal 2012, the Company and its subsidiaries had consolidated assets totaling $1,952,488,000. The Company's consolidated working capital as of October 2, 2012 consisted of $634,393,000 in current assets and $451,638,000 in current liabilities. Normal operating fluctuations in these balances can result in changes to cash flow from operating activities presented in the statements of consolidated cash flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements relating to working capital items in the Company's operations.

The Company currently has approximately 25,300 employees, consisting of 10,500 full-time and 14,800 part-time individuals, none of whom are represented by a union. Prior to the sale of A&E, the Company employed fifteen people at its corporate headquarters, including two executive officers who formulated and implemented overall corporate objectives and policies. Subsequent to the A&E sale, the Company's employees and the functions they performed in areas such as finance, accounting, internal audit, risk management, financial reporting, employee benefits and public and shareholder relations have been integrated into the Harris Teeter operations. The Company considers its employee relations to be good.

As of the end of fiscal 2012, the Company operated 208 supermarkets located in North Carolina (136), Virginia (38), South Carolina (14), Maryland (7), Tennessee (5), Delaware (3), District of Columbia (3), Florida (1) and Georgia (1). These supermarkets offer a full assortment of groceries, produce, meat and seafood, delicatessen items, bakery items, wines and non-food items such as health and beauty care, general merchandise and floral. In addition, the Company operated pharmacies in 143 of their supermarkets as of the end of fiscal 2012. Subsequent to the end of fiscal 2012, the Company opened two stores under a new format and banner – "201central." The 201central format features a worldwide variety of wine, beer, specialty foods and other selected merchandise. Retail supermarket operations are supported by two company-owned distribution centers and one company-owned dairy production facility. Other than milk, yogurt and ice cream produced by the company-owned facility, the Company purchases most of the products it sells, including its store brand products, from outside suppliers or directly from the manufacturers.

The supermarket industry is highly competitive. The Company competes with local, regional and national food chains along with independent merchants. In addition to the more traditional food stores, the Company also competes with discount retailers (including supercenters that carry a full line of food items), many of which are larger in terms of assets and sales. Some discount supercenter operators, such as Wal-Mart and Target, continue to expand their offering of items typically found in supermarket formats. As a result, the Company is likely to continue to compete with larger food chains in its markets. Principal competitive factors include store location, price, service, convenience, cleanliness, product quality and product variety. No one customer or group of related customers has a material effect upon the Company's business.

The Company's business is not characterized as seasonal. Following the sale of A&E, all of the Company's operations were domestic.

Available Information

The Company's Internet address is *www.harristeeter.com.* The Company makes available, free of charge, on or through its website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and beneficial ownership reports on Forms 3, 4, and 5 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

This report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the markets in which we operate. The following discussion sets forth certain risks and uncertainties that we believe could cause actual future results to differ materially from expected results. In addition to the factors discussed below, other factors that might cause our future financial performance to vary from that described in our forward-looking statements include: (i) changes in federal, state or local laws or regulations; (ii) cost and stability of energy sources; (iii) management's ability to predict accurately the adequacy of the Company's present liquidity to meet future financial requirements; (iv) continued solvency of any third parties on leases the Company has guaranteed; (v) management's ability to predict the required contributions to the pension plans of the Company; (vi) the Company's requirement to impair recorded goodwill or other long-lived assets; (vii) changes in labor and employee benefit costs, such as increased health care and other insurance costs; (viii) ability to recruit, train and retain effective employees and management; (ix) the extent and speed of successful execution of strategic initiatives; (x) volatility of financial and credit markets which would affect access to capital for the Company; (xi) the Company's ability to pass along product cost increases through increased sales prices and, (xii) unexpected outcomes of any legal proceedings arising in the normal course of business of the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made in this report, and the reader should not consider any of the above list of factors and the following discussion to be a complete set of all potential risks or uncertainties.

The Supermarket Industry is Highly Competitive.

The supermarket industry is characterized by narrow profit margins and competes on value, variety, location and service. The Company faces competitive pressure in all of its markets from existing competitors and from the threatened entry by one or more major new competitors. The number and type of competitors we face vary by location and include: traditional grocery retailers (both national and regional), discount retailers such as "supercenters" and "club and warehouse stores," specialty supermarkets, drug stores, dollar stores, convenience stores and restaurants. The Company also competes with pharmacies, florists, book stores, local coffee shops and retailers offering their products via the internet. Aggressive supercenter expansion, increasing fragmentation of retail formats, entry of non-traditional competitors and market consolidation have further contributed to an increasingly competitive marketplace.

Additionally, highly competitive markets and economic uncertainty have made it difficult generally for grocery store operators to continue to achieve comparable store sales gains. Because sales growth has been difficult to attain, the Company's competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to achieve consistent sales gains. Some of the Company's competitors have greater financial resources and could use these resources to take measures which could adversely affect the Company's competitive position. Accordingly, the Company's business, financial condition or results of operations could be adversely affected by competitive factors, including product mix and pricing changes which may be made in response to competition from existing or new competitors.

The Company's Expansion Plans Are Subject to Risk.

The Company has spent, and intends to continue to spend, significant capital and management resources on the development and implementation of expansion and renovation plans. The Company's new store opening program can vary depending on the economic conditions of the markets, including the Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. The successful implementation of the Company's renovation and expansion plans are subject to several factors including: the availability of new, suitable locations on reasonable commercial terms, or at all; the success of new stores, including those in less developed markets; management's ability to manage expansion, including the effect on sales at existing stores when a new store is opened nearby; the ability to secure any necessary financing; change in regional and national economic conditions; and increasing competition or changes in the competitive environment in the Company's markets.

The Company's new stores may initially operate at a loss, depending on factors such as prevailing competition and market position in the surrounding communities and the level of sales and profit margins in existing stores may not be duplicated in new stores. Pursuing a strategy of growth, renovation and expansion in light of current highly competitive industry conditions could lead to a near-term decline in earnings as a result of opening and operating a substantial number of new stores, particularly with respect to stores in markets where the Company does not have a significant presence. If the Company's expansion and renovation plans are unsuccessful, it could adversely affect the Company's cash flow, business and financial condition due to the significant amount of capital and management resources invested.

Food Safety Issues Could Result in a Loss of Consumer Confidence and Product Liability Claims.

The Company could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. These concerns could cause shoppers to avoid purchasing certain products from the Company, or to seek alternative sources of supply for their food needs, even if the basis for the concern is not valid and/or is outside of the Company's control. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying our products and any lost confidence on the part of our customers would be difficult and costly to reestablish. As such, any issue regarding the safety of any food items sold by the Company, regardless of the cause, could have a substantial and adverse effect on the Company's operations.

The Company's Geographic Concentration May Expose it to Regional or Localized Downturns.

The Company operates primarily in the southeastern and mid-Atlantic United States and the District of Columbia, with a strong concentration in North Carolina, Virginia and South Carolina. As a result, the Company's business is more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, changes in the economy, weather conditions, demographics and population. Although these regions have experienced economic and demographic growth in the past, a significant economic downturn in the region could have a material adverse effect on the Company's business, financial condition or results of operations.

The Ownership and Development of Real Estate May Subject the Company to Environmental Liability.

Under applicable environmental laws, as an owner or developer of real estate, the Company may be responsible for remediation of environmental conditions that may be discovered and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to the Company's property, whether the properties are leased or owned, and whether such environmental conditions, if in existence, were created by the Company or by a prior owner or tenant. The discovery of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the Company's ability to sell or rent real property or to borrow using real property as collateral. Liabilities or costs resulting from noncompliance with current or future applicable environmental laws or other claims relating to environmental matters could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company's Information Technology Systems Are Subject to Risk.

The Company's business is increasingly dependent on information technology systems that are complex and vital to continuing operations. If the Company were to experience difficulties maintaining existing systems or implementing new systems, it could incur significant losses due to disruptions in its operations. Additionally, these systems contain valuable proprietary and financial data, as well as debit and credit card cardholder data, and a breach, including cyber security breaches, could have an adverse effect on the Company.

Narrow Profit Margins may Adversely Affect the Company's Business.

Profit margins in the supermarket industry are very narrow. In order to increase or maintain the Company's profit margins, strategies are used to reduce costs, such as productivity improvements, shrink reduction, distribution efficiencies, energy efficiency programs, fuel hedging and other similar strategies. Changes in product mix also may negatively affect certain financial measures. If the Company is unable to achieve forecasted cost reductions there may be an adverse effect on the Company's business.

Our Self-Insurance Reserves are Subject to Variability and Unpredictable External Factors.

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Self-insurance accruals for Workers' Compensation, Healthcare and General Liability," the Company is primarily self-insured for most U.S. workers' compensation claims, healthcare claims and general liability and automotive liability losses. Accordingly, the Company determines the estimated liability required for claims in each accounting period, which requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The liabilities that have been recorded for these claims represent our best estimate of the ultimate obligations for reported claims plus those incurred but not reported. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, and changes in discount rates could all affect ultimate settlements of claims or the assumptions underlying our liability estimates, which could cause a material change for our self-insurance liability obligations and could adversely impact earnings.

The Company may Incur Increased Pension Expenses.

The Company maintains retirement benefit plans for substantially all full-time employees and a supplemental retirement benefit plan for certain selected officers of the Company and its subsidiaries, including a defined contribution retirement plan, a qualified pension plan which is a funded defined benefit plan and a non-qualified supplemental pension plan for executives, which is an unfunded defined benefit plan. The Company has frozen participation and benefit accruals under the Company-sponsored defined benefit plan effective September 30, 2005 for all participants, with certain transition benefits provided to those participants who had achieved specified age and service levels on December 31, 2005; however, at the end of fiscal 2012, the Company's pension plans had projected benefit obligations in excess of the fair value of plan assets. The amount of any increase or decrease in our required contributions to our pension plans will depend on government regulation, returns on plan assets and actuarial assumptions regarding our future funding obligations. For more information, see Note 15 to the Consolidated Financial Statements in Item 8 hereof.

Adverse Economic Conditions may Negatively Impact the Company's Operating Results.

The increase in unemployment and loss of consumer confidence can alter the consumers' buying habits. In addition, consumers may decrease their purchases of more discretionary items and increase their purchase of lower cost food products. Adverse economic conditions in the financial markets, including the availability of financing, could also adversely affect the Company's operating results by increasing costs related to obtaining financing at acceptable rates. These conditions could also impact the Company's suppliers, who may be unable to fulfill the Company's outstanding orders or could change credit terms that would negatively affect the Company's liquidity. All of these factors could adversely impact the Company's results of operations, financial condition and cash flows.

Our Obligations Under the Definitive Agreement to Sell A&E May Negatively Impact the Company's Operating Results

Pursuant to the terms of the definitive agreement whereby the Company agreed to sell A&E, the Company made certain customary representations and warranties and agreed to certain indemnification provisions. The effect of such provisions is that the Company may be required to indemnify the buyers for certain matters for a period of 18 months after the closing date, including with respect to liabilities relating to breaches of the contractual representations and warranties provided to the buyers. Any indemnification obligations could negatively affect the Company's results of operation, financial condition and cash flows.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

The Company owns its principal offices in Matthews, North Carolina, a 517,000 square foot distribution facility east of Charlotte, a 1,438,000 square foot distribution facility in Greensboro, North Carolina, and a 90,500 square foot dairy processing plant in High Point, North Carolina. Both distribution facilities contain dry grocery warehousing space and refrigerated storage for perishable goods. The Greensboro facility also has frozen goods storage and a single pick facility for health and beauty care products and other general merchandise. In addition, the Company utilizes a transfer facility in Fredericksburg, VA in support of its distribution operations. The Company operates its retail stores primarily from leased properties. As of the end of fiscal 2012, the Company held title to the land and buildings of four of its operating supermarkets. The remaining supermarkets are either leased in their entirety or the building is owned and situated on leased land. In addition, the Company holds interest in properties that are under development for store sites. The Company's supermarkets range in size from approximately 16,200 square feet to 72,900 square feet, with an average size of approximately 49,100 square feet.

The following table sets forth selected statistics with respect to the Company's stores for each of the last three fiscal years:

	2012	2011	2010
Stores Open at Period End	208	204	199
Average Weekly Net Sales Per Store*	$ 425,235	$ 403,107	$ 395,510
Average Square Footage Per Store at Period End	49,126	48,129	47,792
Average Square Footage Per New Store Opened During Period	53,794	52,980	50,312
Total Square Footage at Period End	10,218,118	9,818,232	9,510,688

* Computed on the basis of aggregate sales of stores open for a full year.

The Company believes its facilities are adequate for its current operations. However, additional or expanded facilities may be required in strategic regions to support growth in the future.

Item 3. ***Legal Proceedings***

The Company is involved in various legal matters from time to time in connection with their operations, including various lawsuits and environmental matters. These matters considered in the aggregate have not had, nor does the Company expect them to have, a material effect on the Company's results of operations, financial position or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable.

Item 4A. ***Executive Officers of the Registrant***

The following list contains the name, age, positions and offices held and period served in such positions or offices for each of the executive officers of the Registrant.

Thomas W. Dickson, age 57, is the Company's Chairman of the Board and Chief Executive Officer. He has been Chairman of the Board since March 2006 and Chief Executive Officer since February 1997. In addition, he served as President from February 1997 through March 2012. Before his election as President and Chief Executive Officer, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, the Company's former A&E subsidiary.

Frederick J. Morganthall, II, age 61, is the Company's President and Chief Operating Officer. He has served as President and Chief Operating Officer since March 2012. Before his election as President and Chief Operating Officer, he served as President of Harris Teeter from October 1997. Prior to that time, and beginning in October 1996, he served as Executive Vice President of Harris Teeter. He was also Harris Teeter's Senior Vice President of Operations from October 1995 to October 1996, Vice President of Operations from April 1994 to October 1995 and Vice President of Sales and Distribution from October 1992 to April 1994.

John B. Woodlief, age 62, is the Company's Executive Vice President and Chief Financial Officer. He has served as Executive Vice President and Chief Financial Officer since March 2012. Before his election as Executive Vice President and Chief Financial Officer he served as the Vice President – Finance and Chief Financial Officer of the

Company from November 1999. Prior to that time, he served as a partner in PricewaterhouseCoopers since 1998 and a partner in Price Waterhouse from 1985 to 1998. He served as Managing Partner of the Charlotte, North Carolina office of Price Waterhouse and PricewaterhouseCoopers from January of 1997 to June of 1999. He joined Price Waterhouse in 1972.

Rodney C. Antolock, age 54 is an Executive Vice President of the Company. He has served as Executive Vice President since March 2012. Before his election as Executive Vice President he served as the Executive Vice President – Operations & Merchandising of Harris Teeter from October 2007. Prior to that time, and beginning in July 2000, he served as Senior Vice President – Operations & Merchandising of Harris Teeter. He joined Harris Teeter in January 2000 as Senior Vice President of Operations.

No executive officer has a family relationship as close as first cousin with any other executive officer, director or nominee for director.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Information regarding the principal market for the Company's common stock (the "Common Stock"), number of shareholders of record, market price information per share of Common Stock and dividends declared per share of Common Stock for each quarterly period in fiscal 2012 and 2011 is set forth below.

The Common Stock is listed on the New York Stock Exchange. As of November 15, 2012, there were approximately 3,500 holders of record of Common Stock.

Quarterly Information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2012				
Dividend Per Share	$ 0.13	$ 0.14	$ 0.14	$ 0.14
Market Price Per Share				
High	$45.45	$45.31	$41.74	$42.99
Low	$37.78	$39.16	$36.10	$37.27
Fiscal 2011				
Dividend Per Share	$ 0.13	$ 0.13	$ 0.13	$ 0.13
Market Price Per Share				
High	$39.99	$39.12	$44.57	$46.00
Low	$34.13	$33.44	$38.57	$36.32

The Company expects to continue paying dividends on a quarterly basis which is at the discretion of the Board of Directors and subject to legal or contractual requirements. However, subsequent to fiscal 2012, the Company's Board of Directors declared a special dividend of $0.50 per share to be paid on December 31, 2012, in addition to the quarterly dividend of $0.15 per share to be paid on January 1, 2013. For more information regarding the Company's contractual restrictions on its ability to pay dividends, please refer to Note 8 to the Consolidated Financial Statements in Item 8 hereof.

Comparison of Total Cumulative Shareholder Return for Five-Year Period Ending October 2, 2012

The following graph presents a comparison of the yearly percentage change in the Company's cumulative total shareholders' return on Common Stock with the (i) Standard & Poor's 500 Index, (ii) Standard & Poor's Midcap 400 Index, and (iii) Standard & Poor's Food Retail Index for the five-year period ended October 2, 2012.



Comparison of Five-Year Cumulative Total Return*
Among Harris Teeter Supermarkets, Inc. and Certain Indices**
$140
$120
$100
$80
$60
$40
$20
$0
9/07
9/08
9/09
9/10
9/11
9/12
Harris Teeter Supermarkets, Inc.
S&P 500
S&P Midcap 400
S&P Food Retail

	Cumulative Total Return					
	9/30/07	9/30/08	9/30/09	9/30/10	9/30/11	9/30/12
Harris Teeter Supermarkets, Inc.	100.00	98.07	82.04	108.57	123.70	124.93
S & P 500	100.00	78.02	72.63	80.01	80.93	105.37
S & P Midcap 400	100.00	83.32	80.73	95.08	93.87	120.65
S & P Food Retail	100.00	75.29	63.54	68.14	73.37	90.14

* $100 invested on 9/30/07 in stock or index, including reinvestment of dividends.

** In prior years the Company utilized two indices, rather than a single index, for its peer group comparison: Standard & Poor's Food Retail Index and Standard & Poor's Apparel, Accessories & Luxury Goods Index. As a result of the Company's sale of its ownership interest in A&E, its thread manufacturing business, in early fiscal 2012, the Company believes that the current presentation of one index more accurately corresponds to the Company's current business.

Issuer Purchases of Equity Securities

The following table summarizes the Company's purchases of its common stock during the quarter ended October 2, 2012.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 2, 2012 to August 5, 2012	- 0 -	n.a.	- 0 -	2,767,169
August 6, 2012 to September 2, 2012	- 0 -	n.a.	- 0 -	2,767,169
September 3, 2012 to October 2, 2012	- 0 -	n.a.	- 0 -	2,767,169
Total	- 0 -	n.a.	- 0 -	2,767,169

(1) In February 1996, the Company announced the adoption of a stock buyback program, authorizing, at management's discretion, the Company to purchase and retire up to 4,639,989 shares, 10% of the then-outstanding shares of the Company's common stock, for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. The stock purchases are effected from time to time pursuant to this authorization. As of October 2, 2012, the Company had purchased and retired 1,872,820 shares under this authorization. No stock purchases were made during the quarter ended October 2, 2012. The stock buyback program has no set expiration or termination date.

Item 6. ***Selected Financial Data***

As previously disclosed, the Company sold all of its ownership interest in its thread manufacturing business, A&E, on November 7, 2011. As such, the sales and operating results of A&E are included within earnings (loss) from discontinued operations in the table below. Prior years have been reclassified to conform to the presentation used in fiscal 2012. For a discussion of certain factors that materially affect the comparability of the selected financial data or cause the data reflected herein not to be indicative of our future results of operations or financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Discontinued Operations" included in Item 7 hereof.

The following table sets forth selected financial data of the Company as of and for each of the years in the five-year period ended October 2, 2012 and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 hereof and our Consolidated Financial Statements and notes thereto included in Item 8 hereof (dollars in thousands, except per share data).

	2012	2011	2010	2009	2008
Net Sales	$4,535,414	$4,285,565	$4,009,353	$3,827,005	$3,664,804
Operating Profit	170,978	180,706	176,856	168,114	169,901
Earnings from Continuing Operations, Net of Taxes	99,927	111,458	98,652	93,597	93,577
Earnings (Loss) from Discontinued Operations, Net of Taxes	(17,415)	(20,211)	13,389	(7,633)	3,175
Net Earnings	82,512	91,247	112,041	85,964	96,752
Earnings (Loss) Per Share – Basic:					
Continuing Operations	2.05	2.30	2.05	1.95	1.96
Discontinued Operations	(0.36)	(0.42)	0.28	(0.16)	0.07
Net Earnings	1.69	1.88	2.32	1.79	2.02
Earnings (Loss) Per Share – Diluted:					
Continuing Operations	2.04	2.28	2.03	1.94	1.94
Discontinued Operations	(0.36)	(0.41)	0.28	(0.16)	0.07
Net Earnings	1.68	1.87	2.31	1.78	2.00
Dividend per share	0.55	0.52	0.48	0.48	0.48
Total Assets	1,952,488	1,984,424	1,893,671	1,844,321	1,696,407
Long-Term Debt – including Current Portion	212,490	287,330	306,096	363,427	316,986

Note: In April 2012, the Company's fiscal year end was changed from the Sunday nearest to September 30 to the Tuesday nearest to September 30 to coincide with Harris Teeter's fiscal year. Fiscal 2012 and 2011 include the 52 weeks ended October 2, 2012 and October 2, 2011, respectively. Fiscal 2010 includes the 53 weeks ended October 3, 2010 and Fiscal 2009 and 2008 include the 52 weeks ended September 27, 2009 and September 28, 2008, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. In light of the risks, uncertainties and assumptions discussed under "Risk Factors" in Item 1A of this Annual Report on Form 10-K and other factors discussed in this section, there are risks that our actual experience will differ materially from the expectations and beliefs reflected in the forward-looking statements in this section and throughout this report. For more information regarding what constitutes a forward-looking statement, please refer to "Risk Factors" in Item 1A hereof.

Overview

The Company operates one primary business segment, retail grocery (including related real estate and store development activities) through its wholly-owned subsidiary Harris Teeter. Harris Teeter is a regional supermarket chain operating primarily in the southeastern and mid-Atlantic United States, and the District of Columbia.

Historically, the Company also engaged in industrial sewing thread (textile primarily), including embroidery thread and technical textiles, through its A&E business. In the first quarter of fiscal 2012, the Company sold all of its ownership interest in A&E to two newly formed affiliates of KPS Capital Partners, LP. A definitive agreement to sell A&E was entered into on October 27, 2011 and the closing occurred on November 7, 2011. The sale price for A&E was $180 million in cash, subject to adjustments for working capital and certain liabilities including underfunded pension liability and foreign debt. In connection with the sale, the Company recorded pre-tax losses on disposition of discontinued operations of $3.7 million in fiscal 2012 and $48.8 million in fiscal 2011. As a result of this disposition, the sales and operating results of A&E are categorized as discontinued operations in the discussion that follows and in the financial statements included in Item 8 hereof for all periods presented. For additional information regarding discontinued operations, see Note 17 to the Consolidated Financial Statements in Item 8 hereof.

The economic environment over the past few years has motivated changes in the consumption habits of the retail consumer which continues to impact our financial results. Economic uncertainty, tumultuous market conditions and low levels of consumer confidence have created changes in the type of products purchased by our customers and increased the competitive environment in our primary markets. We compete with other traditional grocery retailers, as well as other retail outlets including, but not limited to, discount retailers such as "neighborhood or supercenters" and "club and warehouse stores," specialty supermarkets and drug stores. Generally, our markets continue to experience new store opening activity and increased feature pricing or everyday low prices by competitors. We utilize information gathered from various sources, including our Very Important Customer ("VIC") loyalty card program, and work with suppliers to deliver effective retail pricing and targeted promotional spending programs that drive customer traffic and create value for our customers. In addition, our product selection, assortment and variety, and our focus on customer service differentiate us from our competitors.

In June 2012, the Company completed its purchase and sale agreement with Lowe's Food Stores, Inc. (the "Lowes Foods Transaction"). Per the agreement Harris Teeter acquired ten Lowes Foods store locations in the central Carolinas region and Lowes Foods acquired six Harris Teeter store locations in western North Carolina. The majority of the stores acquired were temporarily closed for remodeling, stocking and training of employees. Six of the acquired stores were re-opened during the fourth quarter of fiscal 2012. Subsequent to the end of fiscal 2012, two of the acquired stores were re-opened under a new format and banner - "201central." The 201central format features a worldwide variety of wine, beer, specialty foods and other selected merchandise.

The Company continued with its planned new store development program and during fiscal 2012, has opened thirteen new stores (which includes six of the stores acquired from Lowes Foods and one replacement) and closed eight stores (comprised of the six stores sold to Lowes Foods, one replacement that opened in fiscal 2012 and one replacement that is expected to open in fiscal 2013) for a net addition of five stores. In addition, one store located in the Washington D.C. market was closed due to flooding that occurred in the third quarter of fiscal 2012. The Company is in the process of repairing damage and expects to re-open the store during fiscal 2013. During fiscal 2011, the Company opened seven new stores and closed two stores for a net addition of five stores, and during fiscal 2010, the Company opened 13 new stores and closed three stores for a net addition of 10 stores. Much of the Company's new store growth is focused on expanding its Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. During fiscal 2011, the

Company acquired 350,000 square feet of additional distribution capacity that is contiguous to its existing distribution facility in Greensboro, North Carolina. This represented an approximate 22% increase in the square footage of the Company's existing distribution facilities and was acquired to meet our continued growth. There were 208 stores in operations at the end of fiscal 2012, as compared to 204 at the end of fiscal 2011 and 199 at the end of fiscal 2010.

Results of Operations

The following table sets forth the components of consolidated net earnings for the Company for the 52 weeks ended October 2, 2012 (fiscal 2012) and October 2, 2011 (fiscal 2011) and the 53 weeks ended October 3, 2010 (fiscal 2010), respectively. The table also sets forth the percentage increase or decrease of such components over the prior year (in thousands):

	Fiscal 2012		Fiscal 2011		Fiscal 2010		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	2012 vs 2011	2011 vs 2010
Net Sales	$4,535,414	100.00	$4,285,565	100.00	$4,099,353	100.00	5.8	4.5
Cost of Sales	3,176,914	70.05	3,015,517	70.36	2,871,907	70.06	5.4	5.0
Gross Profit	1,358,500	29.95	1,270,048	29.64	1,227,446	29.94	7.0	3.5
SG&A Expenses:								
Harris Teeter without Lowes Foods Incremental Transaction Costs	1,150,501	25.36	1,078,978	25.18	1,045,860	25.51	6.6	3.2
Lowes Foods Incremental Transaction Costs	29,810	0.66	-	0.00	-	0.00	n.m.	n.m.
Corporate	7,211	0.16	10,364	0.24	4,730	0.12	(30.4)	119.1
Total	1,187,522	26.18	1,089,342	25.42	1,050,590	25.63	9.0	3.7
Operating Profit	170,978	3.77	180,706	4.22	176,856	4.31	(5.4)	2.2
Interest Expense, net	16,411	0.36	18,983	0.44	19,521	0.47	(13.5)	(2.8)
Net Investment Gains	-	0.00	19,392	0.45	310	0.01	n.m.	n.m.
Earnings From Continuing Operations Before Income Taxes	154,567	3.41	181,115	4.23	157,645	3.85	(14.7)	14.9
Income Tax Expense	54,640	1.21	69,657	1.63	58,993	1.44	(21.6)	18.1
Earnings From Continuing Operations	99,927	2.20	111,458	2.60	98,652	2.41	(10.3)	13.0
(Loss) Earnings From Discontinued Operations, Net of Income Taxes	(17,415)		(20,211)		13,389			
Net Earnings	$ 82,512		$ 91,247		$ 112,041			

n.m. – not meaningful

Sales

Net sales increased 5.8% in fiscal 2012 and 4.5% in fiscal 2011 when compared to the respective prior years. The increase in sales in fiscal 2012 and fiscal 2011 was attributable to increases in comparable store sales (see definition below) and sales from new stores that were partially offset by store closings. The fiscal 2011 sales increase over fiscal 2010 was impacted by the fact that fiscal 2010 was a 53-week year. On a comparable week basis (reducing fiscal 2010 sales for the first week of the annual period), sales increased by 6.4% from fiscal 2010 to fiscal 2011. Comparable store sales for fiscal 2012 increased 3.97% ($165.5 million), as compared to an increase of 3.27% ($129.4 million) in fiscal 2011 and a decrease of 1.10% ($42.0 million) in fiscal 2010 (adjusted to 52 weeks). Comparable store sales have been negatively impacted, to some extent, by the cannibalization created by strategically opening stores in key major markets that have a close proximity to existing stores. Management believes that the Company's strategy of opening additional stores within close proximity to existing stores, and any similar new additions in the foreseeable future, have a strategic benefit of enabling the Company to capture sales and expand market share as the markets it serves continue to grow. During fiscal 2012, the Company increased the number of stores in operation by five, as compared to a net increase of five stores during fiscal 2011 and a net increase of 10 stores during fiscal 2010. The increase in sales from new stores exceeded the loss of sales from closed stores by $82.4 million in fiscal 2012, $122.0 million in fiscal 2011 and $238.2 million in fiscal 2010.

The Company has responded to its customers' changing buying habits with increased promotional activity designed to increase the overall value to the customers. During fiscal 2012, on a comparable basis, customer visits, average basket size and the average number of items sold increased. In addition, Harris Teeter experienced average increases in active households per comparable store (based on VIC data) of 1.61%, evidencing a continued growing customer base in those stores. Store brand penetration has also increased on a year over year basis. Store brand penetration based on units sold increased 31 basis points to 24.26% in fiscal 2012 from 23.95% in fiscal 2011. Store brand penetration based on sales dollars increased by 58 basis points to 25.15% in fiscal 2012 from 24.57% in fiscal 2011.

The Company considers its reporting of comparable store sales growth to be effective in determining core sales growth during periods of fluctuation in the number of stores in operation, their locations and their sizes. While there is no standard industry definition of "comparable store sales," the Company has been consistently applying the following definition. Comparable store sales are computed using corresponding calendar weeks to account for the occasional extra week included in a fiscal year. A new store must be in operation for 14 months before it enters into the calculation of comparable store sales. A closed store is removed from the calculation in the month in which its closure is announced. A new store opening within an approximate two-mile radius of an existing store that is to be closed as a result of the new store opening is included as a replacement store in the comparable store sales measurement as if it were the same store. Sales increases resulting from existing comparable stores that are expanded in size are included in the calculations of comparable store sales, if the store remains open during the construction period. If the location is closed during the construction period, the sales during the reporting period are removed from the calculation. If the location is completely rebuilt, it is reported as a replacement store and included in the same store sales calculation for the weeks actually open. Comparable store sales for fiscal 2011 was computed on a 52-week basis by reducing fiscal 2010 sales for the first week of the annual period.

Gross Profit

Gross profit as a percent to sales increased 31 basis points from fiscal 2011 to fiscal 2012 and declined 30 basis points from fiscal 2010 to fiscal 2011. The increase in the gross profit margin from fiscal 2011 to fiscal 2012 was driven by a decrease in the annual LIFO charge between the respective years and an improvement of 10 basis points in the retail gross profit margin resulting from our effective promotional activity. The decrease in the gross profit margin from fiscal 2010 to fiscal 2011 was driven by an increase in the annual LIFO charge between the respective years and the Company's efforts to drive sales through its promotional activity, which includes lowering the sales price on selected items (price investment) that resulted in a reduction in the retail gross profit margin by 2 basis points during fiscal 2011. The annual LIFO adjustment reduced gross profit by $3.0 million (0.07% to sales) in fiscal 2012, reduced gross profit by $11.1 million (0.26% to sales) in fiscal 2011 and increased gross profit by $1.6 million (0.04% to sales) in fiscal 2010.

Expenses

Selling, general & administrative ("SG&A") expenses for fiscal 2012 and its percent to sales increased from fiscal 2011 by $98.2 million and 76 basis points, respectively. The increase was driven by incremental store growth and its impact on associated operational costs such as labor, credit and debit card fees, rent and other occupancy costs, and $29.8 million (or 66 basis points on a percent to sales basis) of Lowes Foods Transaction incremental costs (as described below). The increase in SG&A expenses (excluding advertising and support department costs) from fiscal 2011 to fiscal 2012 for stores opened during fiscal 2011 and fiscal 2012 accounted for $42.4 million of the $98.2 million increase in total SG&A expenses. Store labor and benefit costs increased from fiscal 2011 to fiscal 2012 by $33.2 million and represented a 6 basis point increase on a percent to sales basis. Increased costs of $12.0 million in advertising and support departments between fiscal 2011 and fiscal 2012 represented a 13 basis point increase on a percent to sales basis.

SG&A expenses for fiscal 2011 increased from fiscal 2010 by $38.8 million as a result of incremental store growth. However, SG&A expenses as a percent to sales decreased 21 basis points from fiscal 2010 to 2011, as a result of the leverage created through sales gains that apply against fixed costs, along with improved labor management and other cost control initiatives. The increase in SG&A expenses (excluding advertising and support department costs) over the previous year for stores opened in fiscal 2010 and fiscal 2011 amounted to $40.2 million, exceeding the $38.8 million increase in total SG&A expenses from fiscal 2010 to fiscal 2011. Even though store labor and associated benefit costs increased between fiscal 2010 and fiscal 2011, as a result of Harris Teeter's new store growth, there was a 29 basis point reduction in these costs as a percent to sales. Advertising and support department costs as a percent to sales also declined between fiscal 2010 and fiscal 2011, representing a 5 basis point reduction.

The Company continues to focus on its cost control programs in an effort to offset increased fringe benefit costs associated with incentive bonus plans and pension expense, as well as increased remodeling expenses resulting from the Company's store remodeling program. Pre-opening costs are included with SG&A expenses and consist of rent, labor and associated fringe benefits, and recruiting and relocation costs incurred prior to a new store opening and amounted to $5.8 million (0.13% of sales) for fiscal 2012 (excluding stores acquired from Lowes Foods), as compared to $7.0 million (0.16% of sales) for fiscal 2011 and $8.4 million (0.20% of sales) in fiscal 2010. Pre-opening costs fluctuate between reporting periods depending on the new store opening schedule and market location.

The Lowes Foods Transaction incremental costs of $29.8 million consist of $3.9 million in non-cash impairment charges related to the write-off of a portion of the goodwill that related to stores not integrated into the operations. The costs also include an increase in the Company's closed store reserves of $15.5 million, incremental pre-opening costs associated with the stores acquired and other fair market adjustments to fixed assets and intangibles.

Corporate SG&A expenses include a portion of compensation and benefits of holding company employees and certain other costs that have not historically been fully allocated to the Company's operating subsidiaries. Corporate SG&A expenses for fiscal 2012 were offset by $3.1 million of gains recorded in connection with proceeds received on company-owned life insurance policies. Corporate SG&A expenses in fiscal 2010 were reduced by $3.9 million as a result of gains realized in connection with the exchange of the Company's corporate aircraft.

Net interest expense (interest expense less interest income) for fiscal 2012 decreased by $2.6 million from the prior year period. Net interest expense for fiscal 2012 included a reversal of accrued interest amounting to $1.3 million that was associated with a reduction of the Company's unrecognized tax positions and approximately $0.3 million of additional interest income associated with income tax refunds. Net interest expense has also been reduced as a result of lower interest on debt borrowings due to lower average outstanding borrowings.

Net investment gains for fiscal 2011 include a pre-tax gain of $19.5 million the Company realized upon the sale of the Company's foreign investment.

The effective consolidated income tax rate on continuing operations for fiscal 2012 was 35.4% as compared to 38.5% for fiscal 2011 and 37.4% for fiscal 2010. Income tax expense for fiscal 2012 was favorably impacted by the non-taxable gains on insurance proceeds received in the third quarter of fiscal 2012 and income tax expense for fiscal 2011 included additional foreign taxes paid in connection with the gain realized on the sale of the Company's foreign investment.

Continuing Operations

As a result of the items discussed above, earnings from continuing operations after tax were $99.9 million, or $2.04 per diluted share, in fiscal 2012, as compared to $111.5 million, or $2.28 per diluted share, in fiscal 2011 and $98.7 million, or $2.03 per diluted share, in fiscal 2010 (a 53-week year). In fiscal 2012, the Lowes Foods Transaction incremental costs reduced earnings from continuing operations after tax by $18.1 million, or $0.37 per diluted share, the life insurance gains increased earnings from continuing operations after tax by $3.1 million, or $0.06 per diluted share, and the interest expense reversal increased earnings from continuing operations after tax by $0.8 million, or $0.02 per diluted share. The after-tax gain on the sale of the Company's foreign investment company increased fiscal 2011 earnings from continuing operations by $10.3 million, or $0.21 per diluted share.

Discontinued Operations

The following table sets forth the components of discontinued operations for the 52 weeks ended October 2, 2012 (fiscal 2012) and October 2, 2011 (fiscal 2011) and the 53 weeks ended October 3, 2010 (fiscal 2010), respectively (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net Sales	$ 30,313	$320,876	$301,097
Cost of Sales	23,205	241,539	228,685
Gross Profit	7,108	79,337	72,412
SG&A Expenses	22,824	52,351	51,297
Operating Profit (Loss)	(15,716)	26,986	21,115
Interest Expense	19	380	421
Interest Income	(17)	(170)	(66)
Less Net Earnings Attributable to Noncontrolling Interest	37	698	1,067
Loss on Disposition of Discontinued Operations	3,717	48,750	-
(Loss) Earnings on Discontinued Operations	(19,472)	(22,672)	19,693
Income Tax (benefit) Expense	(2,057)	(2.461)	6,304
(Loss) Earnings From Discontinued Operations, Net of Taxes	$(17,415)	$ (20,211)	$ 13,389

Income tax expense from discontinued operations for fiscal 2012 includes deferred tax expense of $3.5 million relating to a valuation allowance for additional capital losses recognized in connection with the sale of A&E.

Outlook

The Company's operating performance and strong financial position provide the flexibility to continue with its store development program for new and replacement stores along with the remodeling and expansion of existing stores. During fiscal 2013, the Company plans to open twelve new stores (which includes two replacements and the two store locations acquired from Lowes Foods that were converted to our 201central format) and complete major remodels on nine stores (three of which will be expanded in size). The fiscal 2013 new store openings are currently scheduled for three in the first quarter, two in the third quarter and seven in the fourth quarter. The 2013 store development program is expected to result in a 5.4% increase in retail square footage as compared to a 4.5% increase realized in fiscal 2012. The Company routinely evaluates its existing store operations in regards to its overall business strategy and from time to time will close or divest older or underperforming stores.

The new store program anticipates the continued expansion of Harris Teeter's existing markets, including the Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. Real estate development by its nature is both unpredictable and subject to external factors including weather, construction schedules and costs. Any change in the amount and timing of new store development can impact the expected capital expenditures, sales and operating results.

Startup costs associated with opening new stores can negatively impact operating margins and net income. In the current competitive environment, promotional costs to maintain market share could also negatively impact operating margins and net income in future periods. The continued execution of productivity initiatives implemented throughout all stores, maintaining controls over waste, implementation of operating efficiencies and effective merchandising strategies will dictate the pace at which the Company's operating results could improve, if at all.

The Company's management remains cautious in its expectations for fiscal 2013 due to the current economic environment and its impact on the Company's customers. The Company will continue to refine its merchandising strategies to respond to the changing shopping demands. The retail grocery market remains intensely competitive, including the possibility of new competitors coming into the Company's existing markets. Any operating improvement will be dependent on the Company's ability to increase market share, control costs and to effectively execute the Company's strategic expansion plans.

Capital Resources and Liquidity

The Company's principal source of liquidity has been cash generated from operating activities of Harris Teeter and borrowings available under the Company's credit facility. During fiscal 2012, the net cash provided by operating activities was $207.3 million, compared to $272.2 million in fiscal 2011 and $243.7 million in fiscal 2010. The decrease from fiscal 2011 to fiscal 2012 was driven by lower earnings and the timing of accruals and related payments associated with normal operations. Investing activities in fiscal 2012 required net cash of $45.1 million and included among other items approximately $170 million in cash proceeds from the sale of A&E and $26.3 million of cash paid for the Lowes Foods Transaction. Fiscal 2011 investing activities were $109.0 million and included Harris Teeter's sale of its ownership position in five investment properties along with one owned property which generated $22.6 million of cash and the Company's sale of a foreign investment which generated $21.6 million of cash. Historically, capital spending has been financed by cash provided by operating activities and supplemented with borrowings under the Company's credit facility. Financing activities in fiscal 2012 utilized $114.5 million of cash and included $80.0 million for the repayment of the term loan under the Company's prior credit facility. Financing activity also included $27.1 million for the payment of dividends in fiscal 2012, compared to $25.6 million in fiscal 2011 and $29.3 million in fiscal 2010 (consisting of five quarterly payments).

Fiscal 2012 capital expenditures totaled $199.9 million, as compared to $148.0 million in fiscal 2011 and $128.2 million in fiscal 2010. Fiscal 2010 capital expenditures included $21.5 million for the exchange of the corporate aircraft, which was partially offset by $14.4 million of proceeds from the sale of the old aircraft. Capital expenditures for fiscal 2013 are expected to total approximately $235 million. The Company anticipates that its capital investment for new store growth and store remodels will be concentrated in its existing markets for fiscal 2013, as well as in the foreseeable future. The Company has sufficient resources through internally generated funds, proceeds from the sale of A&E and borrowings available under the Company's credit facility to complete the planned capital investment. Management believes that the Company's revolving line of credit provides sufficient liquidity for what management expects the Company will require through the expiration of the line of credit in January 30, 2017.

On January 30, 2012, the Company amended and restated its then-existing credit agreement that provided financing under a $100.0 million term loan and a $350.0 million revolving line of credit. The prior credit agreement was due to expire in

December of 2012 and the Company had previously repaid $20.0 million of the term loan prior to the closing of the amended credit facility. The amended credit facility contains a revolving line of credit that provides for financing up to $350.0 million through its termination date on January 30, 2017. In connection with the closing of the amended credit agreement, the Company repaid the remaining $80.0 million term loan under the prior credit facility utilizing $40.0 million of cash and $40.0 million of borrowings under the new revolver. The amended credit agreement provides for an optional increase of the revolving credit facility by an additional amount of up to $100.0 million (if the existing or new lenders agree to assume the additional commitments) and two one-year maturity extension options, both of which require consent of certain of the lenders. Outstanding borrowings under the amended credit agreement bear interest at a variable rate, at the Company's option at: (a) an alternate base rate, based on a reference to: rates on federal funds transactions with members of the Federal Reserve System, the prime rate, or the LIBOR Market Index Rate in effect on the interest determination date; (b) the LIBOR Market Index Rate; or (c) a LIBOR Rate, each plus an applicable margin as determined by the administrative agent in accordance with the terms of the amended credit agreement. The amount which may be borrowed from time to time and the applicable margin to the referenced interest rate are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the amended credit agreement. The more significant of the financial covenants that the Company must meet during the term of the amended credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. The amended credit agreement restricts the Company's ability to pay dividends and make certain other restricted payments, as defined in the amended credit agreement, if after giving effect to such restricted payment an event of default under the amended credit agreement would exist or the Company would not be in compliance with certain specified financial covenants. However, management does not expect these restrictions will affect the Company's ability to pay dividends at the current level in the foreseeable future.

As of October 2, 2012, the Company was in compliance with all financial covenants of the amended credit facility. Issued letters of credit reduced the amount available for borrowings under the amended credit facility and amounted to $26.2 million as of October 2, 2012. In addition to the $323.8 million of borrowings available under the Company's amended credit facility, the Company has the capacity to borrow up to an aggregate amount of $29.1 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral. In the normal course of business, the Company will continue to evaluate other financing opportunities based on the Company's needs and market conditions.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. As of October 2, 2012, the amount of additional debt that could be incurred within the limitations of the most restrictive debt covenants exceeded the additional borrowings available under the amended credit facility. As such, management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's amended credit facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. Management expects that cash provided by operations and other sources of liquidity, such as the Company's amended credit facility and new sources of financing available to the Company, will be sufficient to meet these obligations on a short and long-term basis. The following table represents the scheduled maturities of the Company's contractual obligations as of October 2, 2012 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt [1]	$ 139,242	$ 8,658	$ 16,279	$114,305	$ -
Operating Leases [1] [2]	1,549,753	105,054	215,504	208,420	1,020,775
Capital Lease Obligations [1] [2]	205,230	12,535	25,268	25,416	142,011
Purchase Obligations – Fixed Assets	65,453	65,453	-	-	-
Purchase Obligations – Service Contracts/Other	61,687	33,792	21,661	6,234	-
Unrecognized Tax Liability [3]	481	165	316	-	-
Other Long-Term Liabilities [4]	10,396	1,509	2,710	1,974	4,203
Total Contractual Cash Obligations	$2,032,242	$227,166	$281,738	$356,349	$1,166,989

(1) For a more detailed description of the obligations see Notes 7 and 8 to the Consolidated Financial Statements in Item 8 hereof. Amounts represent total expected payments of principal and interest.

(2) Represents the minimum rents payable and includes leases associated with closed stores. The obligations related to the closed store leases are discussed below. Amounts are not offset by expected sublease income and do not include various contingent liabilities associated with assigned leases as discussed below.

(3) For a more detailed description of the obligation refer to Note 14 to the Consolidated Financial Statements in Item 8 hereof. The timing of payment, if any, for the unrecognized tax liability is not certain. However, we believe that we could possibly be assessed on the tax issues within the next three years.

(4) Represents the projected cash payments associated with certain deferred compensation contracts. The net present value of these obligations is recorded by the Company and included with other long-term liabilities in the Company's consolidated balance sheets.

The table above excludes funding of the Harris Teeter Supermarkets, Inc. Employees' Pension Plan (the "Pension Plan"), payments pursuant to the Supplemental Executive Retirement Plan (the "SERP") and payments pursuant to the Company's flexible deferred compensation and survivor benefit plans. The Company's funding policy in regards to the Pension Plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by the Company's actuaries to be effective in reducing the volatility of contributions. However, the timing and amount of such contributions or payments may be impacted by a number of factors, including government regulation, returns on plan assets and actuarial assumptions regarding our future funding obligations. The Company was not required to make a contribution to the Pension Plan in fiscal 2012; however, the Company contributed $50 million during fiscal 2012. Payments made pursuant to the SERP, flexible deferred compensation and survivor benefit plans are not required to be funded in advance, and are equal to the benefit payments made during the year. Actual payments will be based on various external factors such as retirement dates and mortality. Annual payments pursuant to the SERP are expected to range between $1.3 million and $2.7 million over the next five years. Benefit payments for the flexible deferred compensation plan or survivor benefit plan cannot be reasonably estimated due to the various external factors noted above. For a more detailed description of our pension obligations see Note 15 to the Consolidated Financial Statements in Item 8 hereof.

In connection with the closing of certain store locations, the Company has assigned leases to several sub-tenants with recourse. These leases expire over the next 9 years, and the future minimum lease payments of approximately $32.9 million, in the aggregate, over that future period have been assumed by these sub-tenants. In the unlikely event, in management's opinion based on the current operations and credit worthiness of the assignees, that all such contingent obligations would be payable by the Company, the approximate aggregate amounts due by year would be as follows: $8.4 million in fiscal 2013 (25 stores), $7.4 million in fiscal 2014 (21 stores), $6.1 million in fiscal 2015 (17 stores), $5.0 million in fiscal 2016 (11 stores), $3.6 million in fiscal 2017 (8 stores) and $2.4 million in aggregate during all remaining years thereafter.

The Company utilizes various standby letters of credit and bonds as required from time to time by certain programs, most significantly for self-insured programs such as workers compensation and various casualty insurance. These letters of credit and bonds do not represent additional obligations of the Company since the underlying liabilities are recorded as insurance reserves and included with other current liabilities on the Company's consolidated balance sheets. In addition, the Company occasionally utilizes documentary letters of credit for the purchase of merchandise in the normal course of business. Issued and outstanding letters of credit totaled $26.2 million as of October 2, 2012.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations or cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. Actual results could differ from those estimates. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Management has identified the following accounting policies as the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, the Company receives allowances from vendors through a variety of programs and arrangements. Given the highly promotional nature of the retail supermarket industry, the allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Examples of such arrangements include, but are not limited to, promotional, markdown and rebate allowances; cooperative advertising funds; volume allowances; store opening discounts and support; and slotting, stocking and display allowances. The amount of such allowances may be determined on the basis of (1) a fixed dollar amount negotiated with the vendor, (2) an amount per unit purchased or as a percentage of total purchases from the vendor, or (3) amounts based on sales to the customer, number of stores, in-store displays or advertising. The proper recognition and timing of accounting for these items are significant to the reporting of the results of operations of the Company. The Company applies the authoritative guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 ("SAB No. 104") – *Revenue Recognition*, Subtopic 605-50 of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), and other authoritative guidance as appropriate. Under SAB No. 104, revenue recognition requires, as a prerequisite, the completion of the earnings process and its realization or assurance of realizability. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

The Company's practices are in accordance with ASC Subtopic 605-50 and are based on the premise that the accounting for these vendor allowances should follow the economic substance of the underlying transactions, which is evidenced by the agreement with the vendor as long as the allowance is distinguishable from the merchandise purchase. Consistent with this premise, the Company recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

There are numerous types of rebates and allowances in the retail industry. The Company's accounting practices with regard to some of the more typical arrangements are discussed as follows. Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement based on the estimated inventory turns of the merchandise to which the allowance applies. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise. Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, the duration of carrying a specified product and the estimation of inventory turns. Vendor allowances that have not been earned are recorded as either unearned revenue or as an offset to the carrying value of inventory and totaled $16.9 million and $17.3 million as of October 2, 2012, and October 2, 2011, respectively. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate. Historically, the Company's assumptions and judgments regarding vendor rebates, credits and promotional allowances have been reasonably accurate. Management believes that future changes in these assumptions and judgments are not reasonably likely to have a material effect on the Company's financial condition and results of operation.

Inventory Valuation

Merchandise inventory is valued at the lower of cost or market with the cost of a substantial portion of inventories being determined using the last-in, first-out (LIFO) method. Limited categories of inventories are valued on the first-in, first-out (FIFO) cost methods. In total, approximately 84% of inventories were valued using the LIFO method in both fiscal 2012 and fiscal 2011. Cost for the balance of the inventories was determined using the FIFO method. The excess of estimated current costs over the LIFO carrying value, or LIFO reserve, was approximately $42.4 million and $39.4 million as of October 2, 2012 and October 2, 2011, respectively. LIFO assumes that the last costs in are the ones that should be used to measure the cost of goods sold, leaving the earlier costs residing in the ending inventory valuation. The Company uses the "link chain" method of computing dollar value LIFO whereby the base year values of beginning and ending inventories are determined using a cumulative price index. The Company generates an estimated internal index to "link" current costs to the original costs of the base years in which the Company adopted LIFO. The Company's determination of the LIFO index is driven by the change in current year costs, as well as the change in inventory quantities on hand. Under the LIFO valuation method, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates, including markups, markdowns, lost inventory (shrinkage) percentages and the purity and similarity of inventory sub-categories as to their relative inventory turns, gross margins and on hand quantities. These judgments and estimates can significantly impact the ending inventory valuation at cost, as well as gross margin. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying the inventory at the lower of cost or market. Historically, the Company's assumptions and judgments regarding the Company's RIM have been reasonably accurate. Management does not believe that the likelihood is significant that materially higher LIFO reserves are required given its current expectations of on-hand inventory quantities and costs.

The proper valuation of inventory also requires management to estimate the net realizable value of the Company's obsolete and slow-moving inventory at the end of each period. Management bases its net realizable values upon many factors including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When management has determined inventory to be obsolete or slow moving, the inventory is reduced to its net realizable value by recording an obsolescence reserve. Given the Company's experiences in selling obsolete and slow-moving inventory, management believes that the historical estimates used to value obsolete and slow-moving inventory have been reasonably accurate.

With regard to the proper valuations of inventories, management reviews its judgments, assumptions and other relevant, significant factors on a routine basis and makes adjustments where the facts and circumstances dictate.

Self-insurance Accruals for Workers' Compensation, Healthcare and General Liability

The Company is primarily self-insured for workers' compensation claims, healthcare claims and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company's self-insurance accruals for workers' compensation insurance and general liability insurance totaled $32.6 million and $31.3 million as of October 2, 2012 and October 2, 2011, respectively.

Actual workers' compensation claims, and general liability and automotive liability losses, are reported to the Company by third party administrators. The third party administrators also report initial estimates of related loss. The open claims and initial loss estimates are subjected to examination by the Company's risk management and accounting management utilizing a consistent methodology which involves various assumptions, judgment and other factors. Such factors include but are not limited to the probability of settlement, the amount at which settlement can be achieved, the probable duration of the claim, the cost development pattern of the claim and the applicable cost development factor. The Company determines the estimated accruals required for worker compensation claims in each accounting period. This requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The Company measures the liabilities associated with claims for workers' compensation, general liability and automotive liability through the use of actuarial methods to project an estimate of ultimate cost for claims incurred. The estimated cost for claims incurred are discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability. A 25 basis point decrease in the discount rate would not significantly increase the estimated liabilities. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

The variety of healthcare plans available to employees are primarily self-insured. The Company records an accrual for the estimated amount of self-insured healthcare claims incurred by all participants but not yet reported (IBNR) using an actuarial method of applying a development factor to the reported claims amount. The most significant factors which impact on the determination of the required accrual are the historical pattern of the timeliness of claims processing, changes in the nature or types of benefit plans, changes in the plan benefit designs, employer-employee cost sharing factors, and medical trends and inflation. The Company's total accrual for self-insured healthcare claims totaled $5.1 million and $3.9 million as of October 2, 2012 and October 2, 2011, respectively. Historical experience is continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Management believes that the use of actuarial studies to determine self-insurance reserves represents a consistent method of measuring these subjective estimates.

Impairment of Goodwill and Other Long-lived Assets and Closed Store Obligations

The Company assesses its goodwill and other long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired. The fair value is estimated based on expected future cash flows.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current estimates and assumptions of projected cash flows, materially different reported results are not likely to result from the impairment of goodwill or other long-lived assets. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions. The actual cost of disposition for these leases is affected by specific real estate markets, inflation rates and general economic conditions and may differ significantly from those assumed and estimated.

Store closings generally are completed within one year after the decision to close. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. The Company periodically reviews the relevant, significant factors used in its estimates and makes adjustments where the facts and circumstances dictate. The Company's closed store reserve amounted to $23.7 million and $10.5 million as of October 2, 2012 and October 2, 2011, respectively. Individual closed store reserves are likely to be adjusted up or down in the future to reflect changes in assumptions. However, the Company's historical assumptions and judgments regarding closed store reserves have been reasonably accurate.

Retirement Plans and Post-Retirement Benefit Plans

The Company maintains certain retirement benefit plans for substantially all full-time employees and supplemental retirement benefit plans for certain selected directors and officers of the Company and its subsidiaries. The qualified pension plan is a non-contributory, funded defined benefit plan, while the non-qualified supplemental retirement benefit plans are unfunded, defined benefit plans. The Company's current funding policy for its qualified pension plan is to contribute annually an amount in excess of the contributions required by regulatory authorities to meet minimum funding requirements, as determined by its actuaries to be effective in increasing the funding ratios and reducing the volatility of future contributions.

The Company has certain deferred compensation arrangements which allow or allowed in prior years its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. The Company may also, from time to time, make discretionary annual contributions into the Director Deferral Plan on behalf of its outside directors. These plans are unfunded. The Company utilizes a rabbi trust to hold assets set aside to pay the respective liabilities of these plans. For further disclosures regarding the Company's pension and deferred compensation plans, see Note 15 to the Consolidated Financial Statements in Item 8 hereof.

The Company maintains a post-retirement healthcare plan for retirees whose sum of age and years of service equal at least 75 at retirement. The plan continues coverage from early retirement date until the earlier date of eligibility for Medicare or any other employer's medical plan. The Company requires that the retiree pay the estimated full cost of the coverage. The Company also provides a $5,000 post-retirement mortality benefit to a small number of retirees under a prior plan. The obligations and expenses associated with each of these benefit plans are not material.

The determination of the Company's obligation and expense for pension, deferred compensation and other post-retirement benefits is dependent on certain assumptions selected by management and used by the Company and its actuaries in calculating such amounts. The more significant of those assumptions applicable to the qualified pension plan include the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation and the rates of future employee turnover. Those assumptions also apply to determinations of the obligations and expense of the following plans, except as noted: (1) supplemental pension – no funded assets to be measured, and (2) deferred compensation arrangement and post-retirement mortality benefit – no funded assets to be measured and no dependency on future rates of compensation or turnover. In accordance with generally accepted accounting principles, actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its selections of values for the various assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect pension and other post-retirement obligations and future expense. Sensitivity to changes in the major assumptions used in the calculation of the Harris Teeter Supermarkets, Inc. Employees' Pension Plan (the "Pension Plan") and the Harris Teeter Supermarkets, Inc. Supplemental Executive Retirement Plan (the "SERP") liabilities is illustrated below (in millions):

	Percentage Point Change	Projected Benefit Obligation Decrease (increase)	Expense Decrease (increase)
Pension Plan Discount Rate	+/-1.0%	$49.1/(62.0)	$4.2/(4.9)
Pension Plan Return on Assets	+/-1.0%	-	$2.8/(2.8)
SERP Discount Rate	+/-1.0%	$ 6.6/ (8.1)	$1.6/(1.9)

Recent Accounting Standards

In June 2011, the FASB issued an Accounting Standards Update ("ASU") incorporated under Topic 220 regarding the presentation of Comprehensive Income. The new standard requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. In addition, the standard eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity. The ASU requires retrospective application and will become effective for the Company in the first quarter of fiscal 2013. Adoption of the new standard involves presentation and is not expected to impact the Company's financial position, results of operations or cash flows.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company's exposure to market risks results primarily from changes in interest rates. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise.

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates for the Company's Senior Notes due at various dates through 2017 (which accounts for 98% of the Company's fixed interest debt obligations) (dollars in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Senior Notes	$-	$-	$-	$-	$100,000	$-	$100,000	$127,730
Weighted average interest rate	-	-	-	-	7.64%	-	7.64%	

For a more detailed description of fair value of the Senior Notes, see Note 11 to the Consolidated Financial Statements in Item 8 hereof.

Item 8. ***Financial Statements and Supplementary Data***

HARRIS TEETER SUPERMARKETS, INC.
AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Harris Teeter Supermarkets, Inc.:

We have audited the accompanying consolidated balance sheets of Harris Teeter Supermarkets, Inc. and subsidiaries, formerly Ruddick Corporation and subsidiaries, (the Company) as of October 2, 2012 and October 2, 2011, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 2, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule "Valuation and Qualifying Accounts and Reserves." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 2, 2012 and October 2, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended October 2, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 2, 2012, based on criteria established in "*Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)," and our report dated November 21, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
November 21, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Harris Teeter Supermarkets, Inc.:

We have audited Harris Teeter Supermarkets, Inc. and subsidiaries, formerly Ruddick Corporation and subsidiaries (the Company) internal control over financial reporting as of October 2, 2012, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 2, 2012, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Harris Teeter Supermarkets, Inc. and subsidiaries, formerly Ruddick Corporation and subsidiaries, as of October 2, 2012 and October 2, 2011, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 2, 2012, and our report dated November 21, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Charlotte, North Carolina
November 21, 2012

CONSOLIDATED BALANCE SHEETS
HARRIS TEETER SUPERMARKETS, INC. AND SUBSIDIARIES
(dollars in thousands)

	October 2, 2012	October 2, 2011
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 212,211	$ 164,479
Accounts Receivable, Net of Allowance For Doubtful Accounts of $1,648 and $1,471	59,267	47,088
Refundable Income Taxes	27,583	15,055
Inventories	305,106	287,137
Deferred Income Taxes	6,044	1,321
Prepaid Expenses and Other Current Assets	24,182	24,576
Assets of Discontinued Operations	-	220,017
Total Current Assets	634,393	759,673
Property, Net of Accumulated Depreciation and Amortization	1,102,703	1,019,468
Investments	107,424	112,556
Goodwill	19,301	-
Intangible Assets	15,039	13,609
Other Long-Term Assets	73,628	79,118
Total Assets	$1,952,488	$1,984,424
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current Portion of Long-Term Debt and Capital Lease Obligations	$ 4,219	$ 3,902
Accounts Payable	281,142	252,859
Accrued Compensation	69,390	63,236
Other Current Liabilities	96,887	87,805
Liabilities of Discontinued Operations	-	71,571
Total Current Liabilities	451,638	479,373
Long-Term Debt and Capital Lease Obligations	208,271	283,428
Deferred Income Taxes	10,941	19,674
Pension Liabilities	119,883	113,617
Other Long-Term Liabilities	124,136	113,250
Commitments and Contingencies	-	-
Equity		
Common Stock, no par value - Shares Outstanding: 49,292,585 and 49,147,817, respectively	111,347	104,211
Retained Earnings	1,039,935	984,535
Accumulated Other Comprehensive Loss	(113,663)	(123,370)
Accumulated Other Comprehensive Income of Discontinued Operations	-	3,899
Total Equity of Harris Teeter Supermarkets, Inc.	1,037,619	969,275
Noncontrolling Interest of Discontinued Operations	-	5,807
Total Equity	1,037,619	975,082
Total Liabilities and Equity	$1,952,488	$1,984,424

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED OPERATIONS
HARRIS TEETER SUPERMARKETS, INC. AND SUBSIDIARIES
(dollars in thousands, except per share data)

	52 Weeks Ended October 2, 2012	52 Weeks Ended October 2, 2011	53 Weeks Ended October 3, 2010
Net Sales	**$4,535,414**	**$4,285,565**	**$4,099,353**
Cost of Sales	3,176,914	3,015,517	2,871,907
Selling, General and Administrative Expenses	1,187,522	1,089,342	1,050,590
Operating Profit	**170,978**	**180,706**	**176,856**
Interest Expense	16,998	19,116	19,708
Interest Income	(587)	(133)	(187)
Net Investment Gain	-	(19,392)	(310)
Earnings From Continuing Operations Before Income Taxes	154,567	181,115	157,645
Income Tax Expense	54,640	69,657	58,993
Earnings From Continuing Operations, Net of Income Taxes	99,927	111,458	98,652
(Loss) Earnings From Operations of Discontinued Operations	(15,755)	26,078	19,693
Loss on Disposition of Discontinued Operations	(3,717)	(48,750)	-
Income Tax (Benefit) Expense	(2,057)	(2,461)	6,304
(Loss) Earnings From Discontinued Operations, Net of Income Taxes	(17,415)	(20,211)	13,389
Net Earnings	**$ 82,512**	**$ 91,247**	**$ 112,041**
Earnings (Loss) Per Share - Basic:			
Continuing Operations	**$ 2.05**	**$ 2.30**	**$ 2.05**
Discontinued Operations	**$ (0.36)**	**$ (0.42)**	**$ 0.28**
Net Earnings	**$ 1.69**	**$ 1.88**	**$ 2.32**
Earnings (Loss) Per Share - Diluted:			
Continuing Operations	**$ 2.04**	**$ 2.28**	**$ 2.03**
Discontinued Operations	**$ (0.36)**	**$ (0.41)**	**$ 0.28**
Net Earnings	**$ 1.68**	**$ 1.87**	**$ 2.31**
Weighted Average Number of Shares of Common Stock Outstanding:			
Basic	**48,751**	**48,469**	**48,215**
Diluted	**49,053**	**48,852**	**48,600**
Dividends Declared Per Common Stock	**$ 0.55**	**$ 0.52**	**$ 0.48**

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
HARRIS TEETER SUPERMARKETS INC. AND SUBSIDIARIES (HTSI)
(dollars in thousands, except share and per share amounts)

	Common Stock Shares (no par value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity of HTSI	Non-controlling Interest	Total Equity
Balance as of September 27, 2009	48,545,080	$ 89,878	$ 830,236	$(108,524)	$ 811,590	$ 6,773	$ 818,363
Net earnings	-	-	112,041	-	112,041	1,067	113,108
Unrealized loss on cash flow hedge, net of tax benefits of $319	-	-	-	(656)	(656)	-	(656)
Postemployment benefits adjustment, net of tax benefits of $59	-	-	-	(114)	(114)	-	(114)
Pension liability adjustment, tax benefits of $10,060	-	-	-	(15,628)	(15,628)	-	(15,628)
Foreign currency translation adjustment, net of $333 for taxes	-	-	-	243	243	44	287
Total Comprehensive Income					95,886	1,111	96,997
Dividends ($0.48 a share)	-	-	(23,434)	-	(23,434)	-	(23,434)
Exercise of stock options, including tax benefits of $1,366	257,741	5,320	-	-	5,320	-	5,320
Share-based compensation	204,423	6,104	-	-	6,104	-	6,104
Shares effectively purchased and retired for withholding taxes	(50,462)	(1,375)	-	-	(1,375)	-	(1,375)
Shares purchased and retired	(55,300)	(1,491)	-	-	(1,491)	-	(1,491)
Directors stock plan	-	14	-	-	14	-	14
Acquisition from noncontrolling interest	-	(165)			(165)	(1,264)	(1,429)
Distributions to noncontrolling interest	-	-	-	-	-	(146)	(146)
Balance as of October 3, 2010	48,901,482	98,285	918,843	(124,679)	892,449	6,474	898,923
Net earnings	-	-	91,247	-	91,247	698	91,945
Unrealized gain on cash flow hedge, net of $271 for taxes	-	-	-	487	487	-	487
Postemployment benefits adjustment, net of $13 for taxes	-	-	-	39	39	-	39
Pension liability adjustment, net of $3,222 for taxes	-	-	-	5,060	5,060	-	5,060
Foreign currency translation adjustment, including $146 for taxes	-	-	-	(378)	(378)	236	(142)
Total Comprehensive Income					96,455	934	97,389
Dividends ($0.52 a share)	-	-	(25,555)	-	(25,555)	-	(25,555)
Exercise of stock options, including tax benefits of $1,157	38,256	1,779	-	-	1,779	-	1,779
Share-based compensation	273,844	8,073	-	-	8,073	-	8,073
Shares effectively purchased and retired for withholding taxes	(65,765)	(2,485)	-	-	(2,485)	-	(2,485)
Directors stock plan	-	3	-	-	3	-	3
Acquisition from noncontrolling interest	-	(1,444)	-	-	(1,444)	(806)	(2,250)
Distributions to noncontrolling interest	-	-	-	-	-	(795)	(795)
Balance as of October 2, 2011	49,147,817	104,211	984,535	(119,471)	969,275	5,807	975,082
Net earnings	-	-	82,512	-	82,512	-	82,512
Unrealized gain on cash flow hedge, net of $433 for taxes	-	-	-	603	603	-	603
Postemployment benefits adjustment, net of tax benefits of $19	-	-	-	(21)	(21)	-	(21)
Pension liability adjustment, net of $5,405 for taxes	-	-	-	9,151	9,151	-	9,151
Foreign currency translation adjustment, including tax benefits of $40	-	-	-	870	870	56	926
Total Comprehensive Income					93,115	56	93,171
Dividends ($0.55 a share)	-	-	(27,112)	-	(27,112)	-	(27,112)
Exercise of stock options, including tax benefits of $1,760	30,506	2,245	-	-	2,245	-	2,245
Share-based compensation	236,554	10,016	-	-	10,016	-	10,016
Shares effectively purchased and retired for withholding taxes	(122,292)	(5,129)	-	-	(5,129)	-	(5,129)
Directors stock plan	-	4	-	-	4	-	4
Distributions to noncontrolling interest	-	-	-	-	-	(176)	(176)
Disposition of subsidiary	-	-	-	(4,795)	(4,795)	(5,687)	(10,482)
Balance as of October 2, 2012	49,292,585	$111,347	$1,039,935	$(113,663)	$1,037,619	$ -	$1,037,619

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS
HARRIS TEETER SUPERMARKETS, INC. AND SUBSIDIARIES
(dollars in thousands)

	52 Weeks Ended October 2, 2012	52 Weeks Ended October 2, 2011	53 Weeks Ended October 3, 2010
CASH FLOW FROM OPERATING ACTIVITIES:			
Net Earnings	$ 82,512	$ 91,247	$ 112,041
Loss (Earnings) from Discontinued Operations	17,415	20,211	(13,389)
Non-Cash Items Included in Net Income:			
Depreciation and Amortization	135,542	128,717	121,731
Deferred Income Taxes	1,814	13,684	47,188
Net Gain on Sale of Property and Investments	(132)	(20,162)	(6,026)
Share-Based Compensation	7,121	8,073	6,104
Other, Net	(1,863)	(1,496)	(1,633)
Changes in Operating Accounts Providing (Utilizing) Cash:			
Accounts Receivable	(12,179)	785	(9,917)
Inventories	(17,969)	(15,112)	(11,848)
Prepaid Expenses and Other Current Assets	864	3,308	(2,842)
Accounts Payable	24,665	37,528	(1,699)
Other Current Liabilities	(4,513)	18,449	(10,034)
Other Long-Term Operating Accounts	(25,.980)	(41,312)	(8,860)
Net Cash Provided by Operating Activities of Discontinued Operations	-	28,326	22,881
Net Cash Provided by Operating Activities	**207,297**	**272,246**	**243,697**
INVESTING ACTIVITIES:			
Capital Expenditures	(199,946)	(147,993)	(128,183)
Purchase of Other Investments	(3,448)	(19,436)	(21,298)
Business Acquisition	(26,296)	-	-
Proceeds from Sale of Property and Investments	172,143	65,697	25,178
Return of Partnership Investments	-	-	3,364
Net Proceeds From (Investments in) Company-owned Life Insurance	12,486	(1,073)	158
Other, Net	(28)	(627)	487
Net Cash Used by Investing Activities of Discontinued Operations	-	(5,538)	(4,520)
Net Cash Used in Investing Activities	**(45,089)**	**(108,970)**	**(124,814)**
FINANCING ACTIVITIES:			
Net Payments on Revolver Borrowings	-	-	(52,900)
Payments on Long-Term Debt and Capital Lease Obligations	(83,706)	(30,910)	(9,343)
Proceeds from Issuance of Long-Term Debt	-	-	4,300
Dividends Paid	(27,112)	(25,555)	(29,259)
Proceeds from Stock Issued	486	622	3,954
Share-Based Compensation Tax Benefits	1,760	908	1,118
Shares Effectively Purchased and Retired for Withholding Taxes	(5,129)	(2,485)	(1,375)
Purchase and Retirement of Common Stock	-	-	(1,491)
Other, Net	(775)	139	139
Net Cash Used by Financing Activities of Discontinued Operations	-	(4,698)	2,015
Net Cash (Used in) Provided by Financing Activities	**(114,476)**	**(61,979)**	**(82,842)**
Increase in Cash and Cash Equivalents	**47,732**	**101,297**	**36,041**
Cash Effect of Foreign Currency Fluctuations of Discontinued Operations	**-**	**(107)**	**261**
Cash and Cash Equivalents at Beginning of Year	**164,479**	**73,612**	**37,310**
Cash and Cash Equivalents at End of Year	**$ 212,211**	**$ 174,802**	**$ 73,612**
Cash and Cash Equivalents of Continuing Operations	$ 212,211	$ 164,479	$ 60,107
Cash and Cash Equivalents of Discontinued Operations	-	10,323	13,505
Cash Paid During the Year For:			
Interest, Net of Amounts Capitalized	18,141	19,194	19,160
Income Taxes	75,059	41,753	27,483
Non-Cash Activity – Assets Acquired under Capital Leases	8,866	12,144	28

See Notes to Consolidated Financial Statements

HARRIS TEETER SUPERMARKETS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Pursuant to the authorization granted by its shareholders at the 2012 Annual Meeting of Shareholders and by the Company's board of directors, the Company filed Articles of Amendment to the Company's Restated Articles of Incorporation to change the name of the Company from "Ruddick Corporation" to "Harris Teeter Supermarkets, Inc." The name change became effective on April 2, 2012.

The accompanying consolidated financial statements include the accounts of Harris Teeter Supermarkets, Inc. and subsidiaries, including its wholly-owned operating company, Harris Teeter, Inc. ("Harris Teeter"), collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as noncontrolling interest.

The Company reviews its investments in entities to determine if such entities are deemed to be variable interest entities ("VIE's") as defined by ASC paragraph 810-10-05-8. The Company will consolidate those VIE's in which the Company is the primary beneficiary of the entity. The Company concluded that it did not have any VIE's that required consolidation in the reported fiscal years.

On November 7, 2011, the Company completed the sale of all of its ownership interest in its thread manufacturing subsidiary, American & Efird ("A&E") to two newly formed affiliates of KPS Capital Partners, LP. The purchase price was $180.0 million in cash consideration, subject to adjustments for working capital and certain liabilities, including under-funded pension liabilities and foreign debt. A&E's results of operations and financial position are reported as discontinued operations in these financial statements.

Operations

The Company operates one primary business segment, retail grocery (including related real estate and store development activities) through its wholly-owned subsidiary Harris Teeter. Harris Teeter is a regional supermarket chain operating primarily in the southeastern and mid-Atlantic United States, and the District of Columbia.

Fiscal Year

Effective with its name change on April 2, 2012, the Company's fiscal year end was changed from the Sunday nearest to September 30 to the Tuesday nearest to September 30 to coincide with Harris Teeter's fiscal year end. Fiscal 2012 includes the 52 weeks ended October 2, 2012, Fiscal 2011 includes the 52 weeks ended October 2, 2011 (October 4, 2011 for Harris Teeter) and fiscal 2010 includes the 53 weeks ended October 3, 2010 (October 5, 2010 for Harris Teeter).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

The Company's inventories are valued at the lower of cost or market with the cost of substantially all inventories being determined using the last-in, first-out (LIFO) method. Limited categories of inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. Under the LIFO valuation method, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. LIFO indices are developed approximately one month prior to year end except for inventory held at the Company's distribution facilities which are developed at year end. The annual LIFO measurement is achieved by applying the indices to the actual inventory on hand as of year end.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, the Company receives allowances from vendors through a variety of programs and arrangements. These allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor rebates, credits and other promotional allowances that relate to buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

The Company recognizes allowances when it fulfills the purpose for which the vendor funds were intended and the Company incurs a cost. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise.

Property and Depreciation

Property is recorded at cost and is depreciated, using principally the straight-line method, over the following useful lives:

Land improvements	10-40 years
Buildings	15-40 years
Machinery and equipment	3-15 years

Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term. Refer to Note 3 below for the amount of depreciation and amortization expense recorded in the reporting periods. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts with gains or losses on disposal being added to or deducted from income.

Impairment of Other Long-lived Assets and Closed Store Obligations

The Company assesses its other long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired, and recorded as an offset to the asset value. The fair value is estimated based on expected future cash flows or third party valuations, if available.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions.

Investments

The Company invests in certain real estate development projects, with a managing partner or partners and members of the project, in which the Company either operates or plans to operate a supermarket. Generally, all major decisions regarding investments in real estate development projects are shared between all members. In particular, the use and sale of investments, business plans and budgets are generally required to be approved by all members. Generally, the managing partner receives fees for services that are believed to be at market. These investments, depending on the state of development, are accounted for either under the equity method of accounting or at cost.

The Company evaluates its investments using specific criteria to determine whether the Company will absorb the majority of the expected losses or receive a majority of the residual returns, and is the primary beneficiary. Factors considered in determining whether the Company is the primary beneficiary include risk and reward sharing, guarantees by members, fees paid to a partner and voting rights.

In addition, the Company continues to hold certain equity interest in a few emerging growth companies as a result of investments made in certain venture capital funds during prior years. As stated below, these investments are carried at the lower of cost or market. As a result of distributions, market write-downs and disposals over the past several years, the recorded aggregate value of these investments have been effectively reduced to zero.

Real estate and other investments are carried at the lower of cost or market and are periodically reviewed for potential impairment as discussed above. Investments accounted for under the equity method totaled $59,599,000 and $64,680,000 as of October 2, 2012 and October 2, 2011, respectively. Investments accounted for under the cost method totaled $47,825,000 and $47,876,000 as of October 2, 2012 and October 2, 2011, respectively.

Goodwill and Other Intangibles

Goodwill and other intangibles with indefinite lives are tested for impairment at least annually, or more frequently, if circumstances indicate a potential impairment. Intangible assets with finite, measurable lives are amortized over their respective useful lives until they reach their estimated residual values, and are reviewed for impairment along with other long-lived assets as discussed above.

Insurance

The Company utilizes a combination of self-insured retention and high-deductible programs for workers' compensation claims, healthcare claims, and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company determines the estimated liability required for worker compensation claims, general liability and automotive liability by first analyzing the costs of claims incurred and then adjusts such estimates through actuarial methods to project the ultimate cost for claims incurred. The estimated total expected costs of claims includes an estimate for claims incurred but not reported (IBNR) and is discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability.

The Company records an accrual for the estimated amount of self-insured healthcare IBNR claims. These liabilities are recorded based on historical experience, which is monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Deferred Rent

The Company recognizes rent holidays, including the period of time the Company has access prior to the store opening, which typically includes construction and fixturing activity, and rent escalations on a straight-line basis over the term of the lease. The deferred rent amount is included in Other Long-Term Liabilities on the Company's Consolidated Balance Sheets. The Company expenses construction period rent as incurred.

Derivatives

The Company has historically utilized derivative financial instruments to hedge its exposure to changes in interest rates. As of the end of fiscal 2012, there were no outstanding interest rate hedge agreements. All derivative financial instruments are recorded on the balance sheet at their respective fair value. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

Derivatives are required to be carried at fair value on the balance sheet and receives hedge accounting treatment when certain conditions are met. In accordance with this standard, the Company's derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. Ineffective portions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedged transaction affects earnings.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the cash flow of the hedge items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company will discontinue hedge accounting prospectively.

The Company enters into purchase commitments for a portion of the fuel utilized in its distribution operations. The Company expects to take delivery of and to utilize these resources in a reasonable period of time and in the conduct of normal business. Accordingly, these fuel purchase commitments qualify as normal purchases. The Company also utilizes derivative financial instruments to hedge its exposure in the price variations of fuel. In addition, from time to time the Company will enter into commodity forward contracts related to the purchase of ingredients used in production processes. These contracts generally qualify for the normal purchase exception under guidance for derivative instruments and hedging activity.

By entering into derivative instrument contracts, the Company exposes itself, from time to time, to counterparty credit risk. Counterparty credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is in an asset position, the counterparty has a liability to the Company, which creates credit risk for the Company. The Company attempts to minimize this risk by selecting counterparties with investment grade credit ratings, limiting its exposure to any single counterparty and regularly monitoring its market position with each counterparty.

The Company's derivative instruments do not contain any credit-risk related contingent features.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (the exit price). The fair value should be based on assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy "the valuation hierarchy" that prioritizes the information used in measuring fair value is as follows:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
- Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly

- Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Revenue Recognition

Revenue is recognized at the point of sale to the customers, net of returns and sales taxes.

Cost of Sales

The major components of cost of sales are (a) the cost of products sold determined under the Retail Inventory Method (see "Inventories" above) reduced by purchase cash discounts and vendor purchase allowances and rebates, (b) the cost of various sales promotional activities reduced by vendor promotional allowances, and reduced by cooperative advertising allowances to the extent an advertising allowance exceeds the cost of the advertising, (c) the cost of product waste, including, but not limited to, physical waste and theft, (d) the cost of product distribution, including warehousing, freight and delivery, and (e) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories. Additionally, the costs of production of product sold by the dairy operation to outsiders are included in cost of sales in the period in which the sales are recognized in revenues.

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses are (a) the costs associated with store operations, including store labor and training, fringe benefits and incentive compensation, supplies and maintenance, regional and district management and store support, store rent and other occupancy costs, property management and similar costs, (b) advertising costs, (c) shipping and handling costs, excluding freight, warehousing and distribution costs, (d) merchandising and purchasing department staffing, supplies and associated costs, (e) customer service and support, and (f) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, marketing, and environmental, health and safety, based on appropriate classification under generally accepted accounting principles.

Advertising

Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred and amounted to $320,000, $624,000 and $1,845,000 in fiscal 2012, 2011 and 2010, respectively. Net advertising expenses of $19,807,000, $20,071,000 and $21,700,000 were included in the Company's results of operations for fiscal 2012, 2011 and 2010, respectively.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of income taxes in the years in which they are generated. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are settled or realized. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established for deferred tax assets for which realization is not more likely than not.

Accounting for uncertainty in income taxes requires that a minimum recognition threshold be met for a tax position taken or expected to be taken in a tax return before being recognized in the financial statements. The Company has elected to record interest expense related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recorded as a component of income tax expense.

Earnings Per Share ("EPS")

Basic EPS is based on the weighted average outstanding common shares. Diluted EPS is based on the weighted average outstanding common shares adjusted by the dilutive effect of potential common stock equivalents resulting from the operation of the Company's comprehensive stock option and awards plans.

Stock Options and Stock Awards

The Company uses fair-value accounting for all share-based payments to employees. Compensation expense for stock awards are based on the grant date fair value and are expensed ratably over their vesting period, resulting in more expense in the early years. Income tax benefits attributable to stock options exercised are credited to capital stock.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in shareholders' equity. The components of accumulated other comprehensive loss, net of taxes as of October 2, 2012, October 2, 2011 and October 3, 2010 consisted of the following (in thousands):

	2012	2011	2010
Accumulated unrecognized losses for minimum pension liabilities	$113,584	$122,736	$104,992
Accumulated unrecognized losses for postemployment liabilities	158	111	233
Accumulated unrecognized (gains) losses on cash flow hedges	(79)	523	1,010
Total accumulated other comprehensive loss, net of taxes	$113,663	$123,370	$106,235

Cash Flows

A portion of the discontinued operations are denominated in currencies other than the U.S. dollar. This created an exposure to foreign currency exchange rates. The impact of changes in the relationship of other currencies to the U.S. dollar has historically not been significant.

Reclassifications

To conform to classifications used in the current year, the financial statements for the prior year reflect certain reclassifications.

2. INVENTORIES

Inventories are valued at the lower of cost or market with the cost of a substantial portion of inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $42,440,000 and $39,415,000 less than the first-in, first-out (FIFO) cost method as of October 2, 2012 and October 2, 2011, respectively. Limited categories of inventories that are valued on the FIFO cost method totaled $49,302,000 and $47,152,000 at the end of fiscal 2012 and fiscal 2011, respectively.

The following table summarizes the components of inventories as of October 2, 2012 and October 2, 2011 (in thousands):

	2012	2011
Finished goods	$301,102	$283,699
Raw materials	4,004	3,438
Total inventories	$305,106	$287,137

3. PROPERTY

The following table summarizes the components of property as of October 2, 2012 and October 2, 2011 (in thousands):

	2012	2011
Land	30,167	$ 20,168
Buildings and improvements	233,538	220,442
Machinery and equipment	890,500	815,590
Leasehold improvements	838,792	786,792
Construction in progress	77,707	54,411
Total, at cost	2,070,704	1,897,403
Accumulated depreciation and amortization	(968,001)	(877,935)
Property, net	$1,102,703	$1,019,468

Depreciation and amortization expense for property was $134,455,000, $127,779,000 and $120,861,000 for fiscal 2012, 2011 and 2010, respectively.

4. COMPANY OWNED LIFE INSURANCE (COLI)

The Company has purchased life insurance policies to fund its obligations under certain benefit plans for officers, key employees and directors. The cash surrender value of these policies is recorded net of policy loans and included with other long-term assets in the Company's consolidated balance sheets. The cash value of the Company's life insurance policies were $58,390,000 as of October 2, 2012 and $64,374,000 as of October 2, 2011, and no policy loans were outstanding at either date.

5. GOODWILL

In June 2012, the Company completed a purchase and sale agreement between Harris Teeter and Lowe's Food Stores, Inc. ("Lowes Foods") whereby Harris Teeter acquired ten Lowes Foods store locations and Lowes Foods acquired six Harris Teeter store locations and received cash consideration of $26.3 million. The transaction was accounted for as a business acquisition and assets and liabilities were valued at the current fair market value. During fiscal 2012, the Company recorded impairment losses and other incremental costs of approximately $29.8 million in connection with this transaction. Such costs are included with Selling General & Administrative expenses on the Company's Consolidated Statements of Operations. In connection with the Lowes Foods transaction, the Company recorded goodwill of $23.2 million during the third quarter of fiscal 2012. Subsequent to the acquisition, the Company made an assessment for goodwill impairment on those stores that would not be integrated into the operations, resulting in the Company recording goodwill impairment of $3.9 million. On an annual basis, the Company will perform a fair value-based impairment test on the net book value of goodwill and will perform the same procedures on an interim basis if certain events or circumstances indicate that an impairment loss may have occurred.

6. INTANGIBLE ASSETS

The carrying amount of intangible assets as of October 2, 2012 and October 2, 2011 was as follows (in thousands):

	2012	2011
Acquired favorable operating leases	$20,740	$18,170
Pharmacy scripts	602	602
Total amortizing intangibles	21,342	18,772
Accumulated amortization	(6,303)	(5,163)
Total intangible assets, net of accumulated amortization	$15,039	$13,609

The Company has no non-amortizing intangible assets. Amortization expense for intangible assets was $1,139,000, $937,000 and $870,000 in fiscal 2012, 2011, and 2010, respectively. Amortizing intangible assets have remaining useful lives from three to 21 years. Projected amortization expense for intangible assets existing as of October 2, 2012 is: $1,314,000, $1,258,000, $1,114,000, $1,114,000 and $1,114,000 for fiscal 2013, 2014, 2015, 2016 and 2017, respectively.

7. LEASES

The Company leases certain equipment under agreements expiring during the next 2 years and leases most of its stores under agreements that expire during the next 16 years. It is expected that certain store leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 9 years. Certain leases also contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the term. Rent expense for the last three fiscal years was as follows (in thousands):

	2012	2011	2010
Minimum, net of sublease income	$ 99,289	$94,901	$94,336
Contingent	1,378	1,252	1,401
Total	$100,667	$96,153	$95,737

Future minimum lease commitments (excluding leases assigned - see below) and total minimum sublease rental income to be received under non-cancelable subleases as of October 2, 2012 were as follows (in thousands):

Fiscal Year	Operating Leases	Subleases	Capital Leases
2013	$ 105,054	$(1,225)	$ 12,535
2014	106,686	(1,157)	12,632
2015	108,817	(789)	12,635
2016	106,122	(520)	12,685
2017	102,298	(386)	12,731
Later years	1,020,776	(31)	142,011
Total minimum lease obligations (receivables)	$1,549,753	$(4,108)	205,229
Amount representing interest			(94,742)
Present value of net minimum obligation (included with long-term debt)			$110,487

In connection with the closing of certain store locations, the Company has assigned leases to several sub-tenants with recourse. These leases expire over the next 9 years and the future minimum lease payments totaling $32,880,000 over this period have been assumed by these sub-tenants.

8. LONG-TERM DEBT

On January 30, 2012, the Company amended and restated its then-existing credit agreement that provided financing under a $100 million term loan and a $350 million revolving line of credit. The prior credit agreement was due to expire in December of 2012 and the Company had previously repaid $20 million of the term loan prior to the closing of the amended credit facility. The amended credit facility contains a revolving line of credit that provides for financing up to $350 million through its termination date on January 30, 2017. In connection with the closing of the amended credit agreement, the Company repaid the remaining $80 million term loan under the prior credit facility utilizing $40 million of cash and $40 million of borrowings under the new revolver. The amended credit agreement provides for an optional increase of the revolving credit facility by an additional amount of up to $100 million (if the existing or new lenders agree to assume the additional commitments) and two one-year maturity extension options, both of which require consent of certain of the lenders. Outstanding borrowings under the amended credit agreement bear interest at a variable rate, at the Company's option at: (a) an alternate base rate, based on a reference to: rates on federal funds transactions with members of the Federal Reserve System, the prime rate, or the LIBOR Market Index Rate in effect on the interest determination date; (b) the LIBOR Market Index Rate; or (c) a LIBOR Rate, each plus an applicable margin as determined by the administrative agent in accordance with the terms of the amended credit agreement. The amount which may be borrowed from time to time and the applicable margin to the referenced interest rate are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the amended credit agreement. The more significant of the financial covenants that the Company must meet during the term of the amended credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. The amended credit agreement restricts the Company's ability to pay dividends and make certain other restricted payments, as defined in the amended credit agreement, if after giving effect to such restricted payment an event of default under the amended credit agreement would exist or the Company would not be in compliance with certain specified financial covenants. However, management does not expect these restrictions will affect the Company's ability to pay dividends at the current level in the foreseeable future.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The most restrictive of these covenants is a consolidated maximum leverage ratio and a minimum fixed charge coverage ratio as defined in the Company's amended credit agreement. As of October 2, 2012, the amount of additional debt that could be incurred within the limitations of the debt covenants exceeded the additional borrowings available under the amended credit facility. As such, management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's amended credit facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Long-term debt as of October 2, 2012 and October 2, 2011 was as follows (in thousands):

	2012	2011
7.72% Senior Note due April, 2017	$ 50,000	$ 50,000
7.55% Senior Note due July, 2017	50,000	50,000
Bank Term Loan due December, 2012, variable interest (0.87% as of October 2, 2011)	-	80,000
Capital Lease Obligations	110,487	104,325
Other Obligations	2,003	3,005
Total	212,490	287,330
Less Current Portion	4,219	3,902
Total Long-Term Debt	$208,271	$283,428

Long-term debt maturities (including capital lease obligations) in each of the next five fiscal years are as follows: 2013 - $4,129,000; 2014 - $4,538,000; 2015 - $3,803,000; 2016 - $4,142,000; 2017 - $104,533,000.

Total interest expense, net of amounts capitalized, on debt and capital lease obligations was $18,269,000, $19,140,000 and $19,478,000 for fiscal 2012, 2011 and 2010, respectively. Capitalized interest totaled $560,000, $632,000 and $624,000 for fiscal 2012, 2011 and 2010, respectively.

9. INTANGIBLE LIABILITIES

In connection with the Lowes Foods transaction, the Company recorded intangible liabilities associated with unfavorable operating lease contracts. The carrying amount of the intangible liabilities associated with unfavorable operating lease contracts was $2,147,000 as of October 2, 2012, and is included with other long-term liabilities in the Company's Consolidated Balance Sheets. Amortization for intangible liabilities was $52,000 for the fiscal 2012. Intangible liabilities are amortized over the primary term of the underlying lease contracts which have remaining terms from 11 to 16 years. Projected amortization for intangible liabilities existing as of October 2, 2012 is $159,000 per year for the fiscal 2013 through 2017.

10. DERIVATIVE FINANCIAL INSTRUMENTS

During fiscal 2009, the Company entered into two separate three-year interest rate swap agreements with an aggregate notional amount of $80.0 million. The swap agreements effectively fixed the interest rate on $80.0 million of the Company's term loan, of which $40.0 million was at 1.81% and $40.0 million was at 1.80%, excluding the applicable margin and associated fees. Both interest rate swaps were designated as cash flow hedges. The swap agreements expired according to their terms on January 30, 2012 and May 12, 2012.

In order to limit the price variability in fuel purchases associated with its distribution operations, the Company has entered into a series of purchased call options and written put options. The options effectively establish a low and high purchase price, excluding shipping, handling and taxes, for a set amount of gallons. All of the options are deemed to be net purchase options which are designated as a cash flow hedge. The following table summarizes the primary terms for options that have been entered into or were in effect during the reporting periods:

		Option Period		Price Per Gallon	
Contract Date	Gallons Under Options	Begin	End	Low	High
12-14-09	1,092,000	01-01-10	06-30-10	$1.62	$2.40
05-04-10	168,000	08-01-10	10-31-10	$2.09	$2.60
05-04-10	588,000	07-01-10	10-31-10	$2.12	$2.60
11-16-10	1,092,000	12-01-10	04-30-11	$1.95	$2.56
01-05-11	1,344,000	05-01-11	11-30-11	$2.43	$2.80
08-05-11	1,218,000	12-01-11	05-31-12	$2.77	$3.13
10-04-11	1,260,000	06-01-12	11-30-12	$2.50	$2.88
05-08-12	1,260,000	12-01-12	11-30-13	$2.84	$3.20
06-07-12	1,260,000	12-01-12	11-30-13	$2.59	$2.96

The following tables present the required fair value quantitative disclosures, on a combined basis, for the Company's financial instruments, designated as cash flow hedges (in thousands):

	Carrying Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement as of October 2, 2012:				
Net purchase options (included with Prepaid Expenses and Other Current Assets on the balance sheet)	$302	$-	$302	$-
Fair Value Measurement as of October 2, 2011:				
Interest rate swaps (included with Other Long-Term Liabilities on the balance sheet)	$565	$-	$565	$-
Net purchase options (included with Prepaid Expenses and Other Current Assets on the balance sheet)	$ 16	$-	$ 16	$-
Net purchase options (included with Accounts Payable on the Balance Sheet)	$276	$-	$276	$-

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the year ended October 2, 2012.

The pre-tax unrealized gains (losses) associated with the cash flow hedges for the fiscal years were as follows (in thousands):

	2012	2011	2010
Unrealized gains (losses) recorded in other comprehensive income	$1,036	$758	$(975)

11. FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and notes receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.

The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of variable interest debt is equal to its carrying amount. The estimated fair value of the Company's Senior Notes due at various dates through 2017 (which accounts for 98% of the Company's fixed interest debt obligations) is computed based on borrowing rates currently available to the Company for loans with similar terms and maturities. The estimated fair value of the Company's Senior

Notes and its carrying amount outstanding as of October 2, 2012 and October 2, 2011 is as follows (in thousands):

	2012	2011
Senior Notes – estimated fair value	$127,730	$128,737
Senior Notes – carrying amount	100,000	100,000

12. CAPITAL STOCK

The capital stock of the Company authorized as of September 28, 2008 was 75,000,000 shares of no par value Common Stock, 4,000,000 shares of Preference Stock (non-cumulative voting $0.56 convertible, $10 liquidation value), and 1,000,000 shares of Additional Preferred Stock. No shares of Preference Stock or Additional Preferred Stock were issued or outstanding as of October 2, 2012 or October 2, 2011.

The Board of Directors adopted a stock buyback program in 1996, authorizing, at management's discretion, the Company to purchase and retire up to 10% of the then outstanding shares of the Company's common stock for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. Pursuant to this plan, the Company purchased and retired 55,300 shares at a total cost of $1.5 million, or an average price of $26.97 per share during fiscal 2010. There were no stock purchases in fiscal 2012 or fiscal 2011.

13. STOCK OPTIONS AND STOCK AWARDS

As of October 2, 2012, the Company had various equity incentive plans, which were approved by the Company's shareholders and authorized the issuance of 6.5 million shares of common stock pursuant thereto. Currently the Company grants equity awards under the Harris Teeter Supermarkets, Inc. 2011 Incentive Compensation Plan, which was approved by the Company's shareholders in February 2011. After such time, no awards were granted under the Company's prior equity incentive plans, including without limitation the Harris Teeter Supermarkets, Inc. 2002 Comprehensive Stock Option and Award Plan (and the Addendum thereto) and the Harris Teeter Supermarkets, Inc. 2000 Comprehensive Stock Option and Award Plan Prior Plans, although outstanding awards previously granted under such prior plans will continue in effect in accordance with the terms and conditions of those plans. As of October 2, 2012, the Company may grant additional options or stock awards and performance shares in the amount of 2,393,000 shares.

The Board of Directors began approving equity awards in lieu of stock options in 2004. These awards have historically been apportioned 50% as a fixed award of restricted stock (restricted from sale or transfer until vesting ratably over a five-year period of continued employment) and 50% as performance share awards, based on the attainment of certain performance targets for the ensuing fiscal year. If the fiscal year performance targets are met, the performance shares are subsequently issued as restricted stock and vest over four years of continued employment.

Stock awards are being expensed ratably over the employees' five-year requisite service period in accordance with the graded vesting schedule, resulting in more expense being recognized in the early years. Compensation expense related to restricted awards totaled $7,121,000, $8,073,000 and $6,104,000 for fiscal 2012, 2011 and 2010, respectively. The remaining unamortized expense as of October 2, 2012 is $9,295,000, with a weighted average recognition period of 1.59 years.

Amortization of compensation costs related to stock options ceased in fiscal 2009, since all outstanding options had become fully vested and no options were granted in fiscal 2012, 2011 or 2010.

A summary of the status of the Company's restricted stock awards as of October 2, 2012, October 2, 2011 and October 3, 2010, changes during the periods ending on those dates and weighted average grant-date fair value (WAGFV) is presented below (shares in thousands):

Stock Awards	October 2, 2012		October 2, 2011		October 3, 2010	
	Shares	WAGFV	Shares	WAGFV	Shares	WAGFV
Non-vested at beginning of period	797	32.25	706	28.52	667	29.02
Granted	212	42.44	298	38.44	272	26.68
Vested	(389)	31.71	(191)	28.29	(168)	28.03
Forfeited	(20)	35.30	(16)	30.34	(65)	27.22
Non-vested at end of period	600	35.94	797	32.25	706	28.52

The total fair value of stock awards that vested during fiscal years 2012, 2011 and 2010 was $12,359,000, $5,388,000, and $4,705,000, respectively.

A summary of the status of the Company's stock option plans as of October 2, 2012, October 2, 2011, and October 3, 2010, changes during the years ending on those dates and related weighted average exercise price is presented below (shares in thousands):

	2012		2011		2010	
Stock Options	**Shares**	**Price**	**Shares**	**Price**	**Shares**	**Price**
Outstanding at beginning of year	67	$18.77	104	$17.86	373	$16.49
Exercised	(31)	15.94	(37)	16.25	(269)	15.96
Outstanding and exercisable at end of year	36	$21.17	67	$18.77	104	$17.86

As of October 2, 2012, all outstanding stock options were exercisable and the price per share ranged from $14.39 to $35.24. The total cash received from stock options exercised for the exercise price and related tax deductions are included in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. The Company has historically issued new shares to satisfy the stock options exercised. The aggregate intrinsic value of stock options outstanding and exercisable as of October 2, 2012 and October 2, 2011 was $602,000 and $1,345,000, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2012, 2011 and 2010 was $780,000, $876,000, and $4,143,000, respectively.

14. INCOME TAXES

The Company and its subsidiaries file a consolidated U.S. federal income tax return. The U.S. federal statute of limitations remains open for fiscal 2008 and forward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years.

The provision for income taxes from continuing operations consisted of the following (in thousands):

	2012	2011	2010
Current:			
Federal	$37,696	$38,211	$ 8,572
State and other	12,469	12,949	3,263
	50,165	51,160	11,835
Deferred:			
Federal	7,038	17,834	40,874
State and other	(2,563)	663	6,284
	4,475	18,497	47,158
Provision for income taxes from continuing operations	$54,640	$69,657	$58,993

Income tax expense from continuing operations differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

	2012	2011	2010
Income tax on pre-tax income at the statutory federal rate of 35%	$54,098	$63,390	$55,176
Increase (decrease) attributable to:			
State and other income taxes, net of federal income tax benefit	6,120	8,604	5,997
Tax credits	(2,494)	(1,081)	(613)
Employee Stock Ownership Plan (ESOP)	(556)	(583)	(604)
COLI	(2,420)	(803)	(1,225)
Other items, net	(108)	130	262
Income tax expense	$54,640	$69,657	$58,993

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax assets and liabilities as of October 2, 2012 and October 2, 2011 are as follows (in thousands):

	2012	2011
Deferred Tax Assets:		
Employee benefits	$ 57,880	$ 44,380
Rent obligations	28,960	23,034
Reserves not currently deductible	18,053	17,163
Vendor allowances	6,626	6,782
Other	14,886	6,142
Total deferred tax assets	$ 126,405	$ 97,501
Deferred Tax Liabilities:		
Property, plant and equipment	$(114,144)	$(102,135)
Inventories	(14,537)	(14,534)
Other	(2,621)	815
Total deferred tax liabilities	$(131,302)	$(115,854)

As of October 2, 2012, the Company had approximately $7,529,000 of cumulative net operating loss carryforwards, which will begin to expire in fiscal 2018. A valuation allowance of $3,653,000 and $67,000 is included with deferred income taxes as of October 2, 2012 and October 2, 2011, respectively. The valuation allowance increased by $3,586,000 from fiscal 2011 to fiscal 2012, increased by $13,000 from fiscal 2010 to fiscal 2011 and decreased by $54,000 from fiscal 2009 to fiscal 2010. The allowance was developed based upon the uncertainty of the realization of certain federal or state deferred tax assets related to net operating losses and capital loss carryforwards. Although realization is not assured for the remaining deferred tax assets, it is considered more likely than not that the deferred tax assets will be realized through future taxable earnings.

The following table provides a reconciliation of the unrecognized tax liability for fiscal 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Gross taxes at beginning of year	$ 4,338	$ 4,104	$3,956
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	185	1,396	876
Reductions for tax positions of prior years	(4,073)	(1,162)	(728)
Reductions for settlements	-	-	-
Reductions for deposits made	-	-	-
Gross taxes at end of year	450	4,338	4,104
Accumulated interest	59	1,322	1,347
Federal tax benefit of state income tax deduction	(28)	(242)	(229)
Balance included in the Consolidated Balance Sheets at end of year	$ 481	$ 5,418	$5,222

Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the above positions would not affect the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

15. EMPLOYEE BENEFIT PLANS

The Company maintains various retirement benefit plans for substantially all full-time employees of the Company and its subsidiaries. These plans include the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan ("Savings Plan") which is a defined contribution retirement plan, the Harris Teeter Supermarkets, Inc. Employees' Pension Plan ("Pension Plan") which is a qualified non-contributory defined benefit plan and the Harris Teeter Supermarkets, Inc. Supplemental Executive Retirement Plan ("SERP") which is a non-qualified supplemental defined benefit pension plan for certain executive officers. Effective September 30, 2005, participation in the Pension Plan was closed to new entrants and frozen for all participants, with certain transition benefits provided to those participants that have achieved specified age and service levels on December 31, 2005.

Substantially all full-time employees of the Company participate in one of the Company sponsored retirement plans. Employee retirement benefits or Company contribution amounts under the various plans are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy for the Pension Plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company's fiscal year end is used as the measurement date for Company-sponsored defined benefit plans. The following table sets forth the change in the benefit obligation and plan assets, as well as the funded status and amounts recognized in the Company's consolidated balance sheets as of October 2, 2012 and October 2, 2011 for the Pension Plan and SERP (in thousands):

	Pension Plan		SERP	
	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at the beginning of year	$ 370,514	$374,787	$ 47,212	$ 42,670
Service cost	2,957	2,645	787	814
Interest cost	16,129	18,163	2,411	1,955
Actuarial loss (gain)	50,984	(12,483)	9,358	3,005
Gain due to curtailment	-	-	(3,475)	-
Loss due to special termination benefits	-	-	1,300	-
Benefits paid	(16,710)	(12,598)	(1,221)	(1,232)
Spin-off of liability to A&E plan	(73,849)	-	-	-
Pension benefit obligation at end of year	350,025	370,514	56,372	47,212
Change in plan assets:				
Fair value of assets at the beginning of year	276,374	232,013	-	-
Actual return on plan assets	40,549	7,877	-	-
Employer contribution	50,221	50,000	1,221	1,232
Benefits paid	(16,710)	(12,598)	(1,221)	(1,232)
Non-investment expenses	(830)	(918)	-	-
Spin-off of assets to A&E plan	(63,090)	-	-	-
Fair value of assets at end of year	286,514	276,374	-	-
Funded status	(63,511)	(94,140)	(56,372)	(47,212)
Unrecognized net actuarial loss	167,924	186,470	18,209	13,538
Unrecognized prior service cost	87	135	917	1,549
Prepaid (accrued) benefit cost	$ 104,500	$ 92,465	$(37,246)	$(32,125)
Amounts recognized in the Consolidated Balance Sheets consist of:				
(Prepaid) Accrued benefit liability	$(104,500)	$ (92,465)	$ 37,246	$ 32,125
Accumulated other comprehensive income	168,011	186,605	19,126	15,087
Net amount recognized	$ 63,511	$ 94,140	$ 56,372	$ 47,212

The Company's defined benefit pension plans had projected and accumulated benefit obligations in excess of the fair value of plan assets as follows (in thousands):

	Pension Plan		SERP	
	2012	2011	2012	2011
Projected benefit obligation	$350,025	$370,514	$56,372	$47,211
Accumulated benefit obligation	317,303	332,962	46,639	37,325
Fair value of plan assets	286,514	276,374	-	-

A minimum pension liability adjustment is required when the projected benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. This adjustment also requires the elimination of any previously recorded pension assets. The minimum liability adjustment, net of tax benefit, is reported as a component of other comprehensive income and included in the Statements of Consolidated Shareholders' Equity and Comprehensive Income.

Net periodic pension expense for the Company's defined benefit pension plans for fiscal 2012, 2011 and 2010 included the following components (in thousands):

Pension Plan	2012	2011	2010
Service cost	$ 2,957	$ 2,645	$ 1,730
Interest cost	16,129	18,163	18,523
Expected return on plan assets	(19,195)	(22,636)	(19,479)
Amortization of prior service cost	29	85	133
Recognized net actuarial loss	10,526	12,627	9,443
Net periodic pension expense	10,446	10,884	10,350
Settlement / Curtailment expense	27,739	-	-
Total Expense	$ 38,185	$ 10,884	$ 10,350

SERP	2012	2011	2010
Service cost	$ 787	$ 814	$ 754
Interest cost	2,412	1,955	2,201
Amortization of prior service cost	179	247	247
Recognized net actuarial loss	1,212	1,521	1,376
Net periodic pension expense	4,590	4,537	4,578
Curtailment cost	453	-	-
Special termination benefit cost	1,300	-	-
Total expense	$6,343	$4,537	$4,578

Net periodic pension expense for the Company's defined benefit pension plans is determined using assumptions as of the beginning of each year and the market-related value of plan assets that recognizes changes in fair value in a systematic and rational manner over five years. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. The following table summarizes the assumptions utilized:

	2012	2011	2010
Weighted Average Discount Rate – Pension Plan	4.45%	5.50%	5.05%
Weighted Average Discount Rate – SERP	4.20%	5.40%	4.65%
Rate of Increase in Future Payroll Costs:			
Pension Plan	3.0% - 8.0%*	3.0% - 8.0%*	3.0% - 8.0%*
SERP	6.0%	6.0%	6.0%
Assumed Long-Term Rate of Return on Assets (Pension Plan only)	7.40%	8.00%	8.00%

* Rate varies by age, with higher rates associated with lower aged participants.

Discount rates are based on the expected timing and amounts of the expected employer paid benefits and are established by reference to a representative yield curve of non-callable bonds with a credit rating of Aa and above with durations similar to the pension liabilities.

Expected long-term return on plan assets is estimated by asset class and is generally based on historical returns, volatilities and risk premiums. Based upon the plan's asset allocation, composite return percentiles are developed upon which the plan's expected long-term rate of return is based.

The SERP is unfunded, with benefit payments being made from the Company's general assets. Assets of the Pension Plan are invested in a directed trust. The following table sets forth by level, within the fair value hierarch, the Pension Plan's assets at fair value as of the fiscal year end:

	Fair Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement as of October 2, 2012:				
Cash and Cash Equivalents	$ 3,043	$ 3,043	$ -	$ -
Common Collective Trust Funds	81,422	-	81,422	-
Corporate Bonds	55,275	55,275	-	-
Municipal Bonds	11,579	11,579	-	-
U.S. Government Securities	1,540	1,540	-	-
Other Fixed Income Securities	5,354	5,354	-	-
Asset-Backed Securities	11,486	-	11,486	-
Equities	21,588	21,588	-	-
Hedge Funds	15,568	-	-	15,568
Mutual Funds	77,344	77,344	-	-
Group Annuity Contract	2,315	-	2,315	-
Total Assets	$286,514	$175,723	$95,223	$15,568

There were no transfers into Level 3 during fiscal 2012. The $21,751,000 reduction in market value from fiscal 2011 to fiscal 2012 was comprised of net realized and unrealized gains of $814,000 and net sales and settlements of $22,565,000.

	Fair Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement as of October 2, 2011:				
Cash and Cash Equivalents	$ 4,794	$ 4,794	$ -	$ -
Common Collective Trust Funds	87,926	-	87,926	-
Corporate Bonds	45,077	45,077	-	-
Municipal Bonds	11,262	11,262	-	-
U.S. Government Securities	4,047	4,047	-	-
Other Fixed Income Securities	5,639	5,639	-	-
Asset-Backed Securities	10,882	-	10,882	-
Equities	25,603	25,603	-	-
Hedge Funds	37,319	-	-	37,319
Mutual Funds	41,631	41,631	-	-
Group Annuity Contract	2,194	-	2,194	-
Total Assets	$276,374	$138,053	$101,002	$37,319

Transfers into Level 3 during fiscal 2011 included the Hedge Funds investment due to changes in the observability of significant inputs.

Following is a description of the valuation methodologies used for pension assets measured at fair value.

Cash and Cash Equivalents – Fair values of cash equivalents are largely provided by independent pricing services.

Common Collective Trust Funds – These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The investment is classified within Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Bonds, U.S. Government Securities, Other Fixed Income Securities and Equities – These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Asset-Backed Securities – Prices are based on a compilation of primarily observable market information or a broker quote in a non-active market.

Hedge Funds – These investments are in a private investment fund that uses proprietary trading methods to seek returns. It is valued using the NAV provided by the manager of the fund. The investment is classified within Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active.

Mutual Funds – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Group Annuity Contract – Fair value is calculated by discounting the related cash flow based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issues.

Assets in the directed trusts by investment classification as of the fiscal year end were as follows:

Asset Class	2012	2011
Fixed income	66.3%	49.5%
Domestic equities	15.3	22.7
International equities	8.8	9.5
Alternative Investments – Real Estate	2.3	2.6
Alternative Investments – Hedge Funds	5.4	13.5
Guaranteed investment contracts	0.8	0.8
Cash equivalents	1.1	1.4
	100%	100%

Investments in the pension trust are overseen by the Retirement Plan Committee which is made up of officers of the Company and directors. The Company has developed an Investment Policy Statement based on the need to satisfy the long-term liabilities of the Pension Plan. The Company seeks to maximize return with reasonable and prudent levels of risk. Risk management is accomplished through diversification across asset classes, multiple investment manager portfolios and both general and portfolio-specific investment guidelines. The general asset guidelines by segment are as follows:

Asset Class	Minimum Exposure	Target	Maximum Exposure
Investment grade fixed income and cash equivalents	30.0%	50.0%	100.0%
Domestic equities:	0.0	19.0	40.0
Large cap core	0.0	9.0	20.0
Small cap value	0.0	5.0	10.0
Small cap growth	0.0	5.0	10.0
International equities:	0.0	13.0	20.0
International value	0.0	4.5	7.0
International growth	0.0	4.5	7.0
Emerging markets	0.0	4.0	6.0
Alternative Investments:	0.0	18.0	30.0
Real Estate	0.0	6.0	10.0
Hedge Funds	0.0	12.0	20.0

Managers are expected to generate a total return consistent with their philosophy, offer protection in down markets and achieve a rate of return which ranks in the top 40% of a universe of similarly managed portfolios and outperform a target index, net of expenses, over rolling three year periods.

The Investment Policy Statement contains the following guidelines:

- Categorical restrictions such as limiting the average weighted duration of fixed income investments, limiting the aggregate amount of American Depository Receipts (ADRs), no direct foreign currency speculation, limited foreign exchange contracts, and limiting the use of derivatives;
- Portfolio restrictions that address such things as investment restrictions, proxy voting, and brokerage arrangements; and
- Asset class restrictions that address such things as single security or sector concentration, capitalization limits and minimum quality standards.

The Company plans to contribute $20.0 million to the Pension Plan and approximately $1.3 million to the SERP during fiscal 2013. The Company's contribution to the SERP represents the benefit payments made during the fiscal year.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the Company's defined benefit pension plans (in thousands):

	Pension Plan	SERP
2013	$27,986	$ 1,303
2014	29,126	2,441
2015	13,026	2,413
2016	13,944	2,520
2017	14,877	2,725
Years 2018-2022	89,680	19,586

The Savings Plan is a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code, and was authorized for the purpose of providing retirement benefits for employees of the Company. The Company provides a matching contribution based on the amount of eligible compensation contributed by the associate and an automatic retirement contribution based on age and years of service.

The Company has certain deferred compensation arrangements which allow, or allowed in prior years, its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. These arrangements include (1) a directors' compensation deferral plan, funded in a rabbi trust, the benefit and payment under such plan being made in the Company's common stock that has historically been purchased on the open market, (2) a key management deferral plan, unfunded, the benefit liability under such plan determined on the basis of the performance of selected market investment indices, and (3) other compensation deferral arrangements, unfunded and only available to directors and select key management in prior years, the benefit liability for which is determined based on fixed rates of interest.

Expense associated with the Savings Plan, deferred compensation arrangements and other plans for fiscal 2012, 2011 and 2010 were as follows (in thousands):

	2012	2011	2010
Savings Plan	$21,778	$20,584	$20,166
Deferred Compensation and other	1,256	945	1,416

16. COMPUTATION OF EARNINGS PER SHARE (EPS)

The following table details the computation of EPS for fiscal 2012, 2011 and 2010 (in thousands except per share data):

	2012	2011	2010
Basic EPS:			
Earnings From Continuing Operations	$99,927	$111,458	$98,652
Weighted average common shares outstanding	48,751	48,469	48,215
Basic EPS	$ 2.05	$ 2.30	$ 2.05
Diluted EPS:			
Earnings From Continuing Operations	$99,927	$111,458	$98,652
Weighted average common shares outstanding	48,751	48,469	48,215
Net potential common share equivalents - stock options	17	27	77
Net potential common share equivalents - stock awards	285	356	308
Weighted average common shares outstanding	49,053	48,852	48,600
Diluted EPS	$ 2.04	$ 2.28	$ 2.03
Excluded from the calculation of common share equivalents:			
Anti-dilutive common share equivalents – stock options	-	-	10
Anti-dilutive common share equivalents – stock awards	-	-	-

Stock awards that are based on performance are excluded from the calculation of potential common share equivalents until the performance criteria are met. As such, the impact of 103,000, 147,000 and 139,000 performance shares for the fiscal 2012, 2011 and 2010, respectively, were excluded from the computation of diluted shares.

To calculate the earnings per share on Earnings (Loss) From Discontinued Operations and on Net Earnings, the denominator for both basic and diluted earnings per share is the same as used in the table above. The basic and diluted earnings per share for Earnings (Loss) From Discontinued Operations and for Net Earnings were as follows (in thousands except per share data):

	2012	2011	2010
Earnings (Loss) From Discontinued Operations	$(17,415)	$(20,211)	$13,389
Earnings Per Share:			
Basic	$ (0.36)	$ (0.42)	$ 0.28
Diluted	(0.36)	(0.41)	0.28
Net Earnings	$82,512	$91,247	$112,041
Earnings Per Share:			
Basic	$ 1.69	$ 1.88	$ 2.32
Diluted	1.68	1.87	2.31

17. DISCONTINUED OPERATIONS

On November 7, 2011, the Company completed the sale of all of its ownership interest in A&E to two newly formed affiliates of KPS Capital Partners, LP. The purchase price was $180 million in cash consideration, adjusted for working capital and certain liabilities, including under-funded pension liabilities and foreign debt. In connection with the sale, the Company recorded pre-tax losses on disposition of discontinued operations of $3.7 million in fiscal 2012 and $48.8 million in fiscal 2011. In addition, A&E's operating results and assets and liabilities have been classified as discontinued operations in the Company's Statements of Consolidated Operations and Consolidated Balance Sheets, respectively.

The major classes of assets and liabilities of the discontinued operations that are included in the Company's Consolidated Balance Sheets as of October 2, 2011 were as follows (in thousands):

	2011
Cash and Cash Equivalents	$ 10,323
Accounts Receivable, Net of Allowance For Doubtful Accounts of $899	52,137
Refundable Income Taxes	100
Inventories	51,967
Deferred Income Taxes	522
Prepaid Expenses and Other Current Assets	6,219
Current Assets of Discontinued Operations	$121,268
Property, Net	$ 64,834
Investments	63,652
Deferred Income Taxes	837
Goodwill	515
Intangible Assets	6,468
Other Long-Term Assets	4,698
Impairment Reserve	(42,255)
Long-Term Assets of Discontinued Operations	$ 98,749
Notes Payable	$ 3,674
Current Portion of Long-Term Debt and Capital Lease Obligations	469
Accounts Payable	17,400
Federal and State Income Taxes	973
Accrued Compensation	7,563
Deferred Income Taxes	548
Other Current Liabilities	6,900
Current Liabilities of Discontinued Operations	$ 37,527
Long-Term Debt and Capital Lease Obligations	$ 318
Deferred Income Taxes	3,711
Pension Liabilities	27,735
Other Long-Term Liabilities	2,280
Long-Term Liabilities of Discontinued Operations	$ 34,044
Accumulated Other Comprehensive Loss of Discontinued Operations	$ 3,899
Noncontrolling Interest of Discontinued Operations	$ 5,807

The following table sets forth the historical operating results of A&E for fiscal 2012, 2011 and 2010, which have been reclassified as discontinued operations (in thousands):

	2012	2011	2010
Net Sales	$ 30,313	$320,876	$301,097
Cost of Sales	23,205	241,539	228,685
Gross Profit	7,108	79,337	72,412
SG&A Expenses	22,824	52,351	51,297
Operating Profit (Loss)	(15,716)	26,986	21,115
Interest Expense	19	380	421
Interest Income	(17)	(170)	(66)
Less Net Earnings Attributable to Noncontrolling Interest	37	698	1,067
Loss on Disposition of Discontinued Operations	3,717	48,750	-
(Loss) Earnings on Discontinued Operations	(19,472)	(22,672)	19,693
Income Tax (Benefit) Expense	(2,057)	(2,461)	6,304
(Loss) Earnings From Discontinued Operations, Net of Taxes	$(17,415)	$ (20,211)	$ 13,389

18. COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

Refer to Note 7 above in this Item 8 for additional commitments and contingencies.

19. QUARTERLY INFORMATION (UNAUDITED)

The Company's stock is listed and traded on the New York Stock Exchange. The following table sets forth certain financial information, the high and low sales prices and dividends declared per share of common stock for the periods indicated (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2012 Operating Results					
Net Sales	$1,119.5	$1,120.4	$1,152.7	$1,142.8	$4,535.4
Gross Profit	326.8	343.6	348.3	339.8	1,358.5
Earnings From Continuing Operations	25.8	30.4	20.0	23.7	99.9
Earnings (Loss) From Discontinued Operations	(12.1)	(0.2)	(4.2)	(0.9)	(17.4)
Earnings (Loss) Per Share – Basic:					
Continuing Operations	0.53	0.62	0.41	0.49	2.05
Discontinued Operations	(0.25)	-	(0.09)	(0.02)	(0.36)
Net Earnings	0.28	0.62	0.32	0.47	1.69
Earnings (Loss) Per Share – Diluted:					
Continuing Operations	0.53	0.62	0.41	0.48	2.04
Discontinued Operations	(0.25)	-	(0.09)	(0.02)	(0.36)
Net Earnings	0.28	0.62	0.32	0.46	1.68
Dividend Per Share	0.13	0.14	0.14	0.14	0.55
Market Price Per Share:					
High	45.45	45.31	41.74	42.99	45.45
Low	37.78	39.16	36.10	37.27	36.10

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2011 Operating Results					
Net Sales	$1,032.3	$1,050.1	$1,101.7	$1,101.5	$4,285.6
Gross Profit	306.4	317.1	326.0	320.5	1,270.0
Earnings From Continuing Operations	34.4	26.2	26.2	24.6	111.4
Earnings (Loss) From Discontinued Operations	3.7	3.7	5.9	(33.5)	(20.2)
Earnings (Loss) Per Share – Basic:					
Continuing Operations	0.71	0.54	0.54	0.51	2.30
Discontinued Operations	0.08	0.08	0.12	(0.69)	(0.42)
Net Earnings	0.79	0.62	0.66	(0.18)	1.88
Earnings (Loss) Per Share – Diluted:					
Continuing Operations	0.71	0.54	0.54	0.50	2.28
Discontinued Operations	0.08	0.08	0.12	(0.69)	(0.41)
Net Earnings	0.78	0.61	0.66	(0.18)	1.87
Dividend Per Share	0.13	0.13	0.13	0.13	0.52
Market Price Per Share:					
High	39.99	39.12	44.57	46.00	46.00
Low	34.13	33.44	38.57	36.32	33.44

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures. As of October 2, 2012, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's annual report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 2, 2012, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on that assessment, management concluded that, as of October 2, 2012, the Company's internal control over financial reporting is effective based on the criteria established in *Internal Control-Integrated Framework*.

(c) Attestation report of the registered public accounting firm. The effectiveness of the Company's internal control over financial reporting as of October 2, 2012 has been audited by KPMG LLP, an independent registered public accounting firm. Their report, which appears in Item 8, Financial Statement and Supplementary Data included herein, expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of October 2, 2012.

(d) Changes in internal control over financial reporting. During the Company's fourth fiscal quarter of 2012, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

For information required by this item regarding executive officers, refer to "Executive Officers of the Registrant" in Item 4A hereof. Other information required by this item including regarding directors is incorporated herein by reference to the sections entitled "Proposal 1: Election of Directors," "Nominees for Election as Directors," "Committees of the Board of Directors," "Corporate Governance Matters - Audit Committee Financial Expert," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission with respect to the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Statement").

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to our Chairman of the Board and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and our Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company. The Code of Ethics and Code of Conduct are available on the Company's website, www.harristeeter.com, in the "Investor Relations" section under the "Corporate Governance" caption. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics, or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Annual Report on Form 10-K.

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Guidelines are available on the Company's website referenced above. In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are also included on the Company's website.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1: Election of Directors—Directors' Fees and Attendance," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions," "Report of the Compensation Committee," "Compensation Discussion and Analysis," "Compensation Policies and Practices as they Related to Risk Management," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated herein by reference to the sections entitled "Principal Shareholders" and "Proposal 1: Election of Directors—Beneficial Ownership of Company Stock" and "Equity Compensation Plan Information" in the 2013 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated herein by reference to the sections entitled "Transactions with Related Persons and Certain Control Persons" and "Corporate Governance Matters – Director Independence" in the 2013 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated herein by reference to the section entitled "Proposal 4: Ratification of the Independent Registered Public Accounting Firm" in the 2013 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes thereto.

(3) *Index to Exhibits:* The following exhibits are filed with this report or, as noted, incorporated by reference herein.

Exhibit Number	Description of Exhibit
2.1*	Unit Purchase Agreement, dated October 27, 2011, by and among Ruddick Operating Company, the Registrant, American & Efird Coöperatieve U.A. and American & Efird U.S. Holdings, Inc., incorporated herein by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated October 27, 2011 (Commission File No. 1-6905). Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant hereby agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.
3.1+	Restated Articles of Incorporation of the Registrant as in effect as of the date hereof.
3.2*	Amended and Restated Bylaws of the Registrant, incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K dated August 16, 2012 (Commission File No. 1-6905).
4.1*	$50,000,000 7.55% Senior Series B Notes due July 15, 2017 and $50,000,000 7.72% Series B Senior Notes due April 15, 2017 under the Note Purchase and Private Shelf Agreement dated April 15, 1997 between the Registrant and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 28, 1997 (Commission File No. 1-6905).

Exhibit Number	Description of Exhibit
	The Registrant has other long-term debt but has not filed the instruments evidencing such debt as part of Exhibit 4 as none of such instruments authorize the issuance of debt exceeding 10 percent of the total consolidated assets of the Registrant. The Registrant agrees to furnish a copy of each such agreement to the Securities and Exchange Commission upon request.
10.1*	Amended and Restated Credit Agreement, dated January 30, 2012, by and among the Registrant, as borrower, Wells Fargo Bank, National Association, Branch Banking & Trust Company, JP Morgan Chase Bank, N.A., Farm Credit Bank of Texas, Fifth Third Bank, TD Bank N.A., Regions Bank, AgFirst Farm Credit Bank, CoBank, ACB, RBC Bank (USA), GreenStone Farm Credit Services, ACA/FLCA, AgStar Financial Services, PCA (collectively with any other lenders party thereto from time to time, the "Lenders") and Wells Fargo Bank, National Association, as administrative agent for the Lenders, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated January 30, 2012 (Commission File No. 1-6905).
10.2*	Harris Teeter Supermarkets, Inc. 1993 Incentive Stock Option and Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1993 (Commission File No. 1-6905).**
10.3*	Harris Teeter Supermarkets, Inc. 1995 Comprehensive Stock Option Plan (the "1995 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-6905).**
10.4*	Harris Teeter Supermarkets, Inc. 1997 Comprehensive Stock Option and Award Plan (the "1997 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 1997 (Commission File No. 1-6905).**
10.5*	Harris Teeter Supermarkets, Inc. 2000 Comprehensive Stock Option and Award Plan (the "2000 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2001 (Commission File No. 1-6905).**
10.6*	Harris Teeter Supermarkets, Inc. 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003 (Commission File No. 1-6905).**
10.7*	Addendum to the Harris Teeter Supermarkets, Inc. 2002 Comprehensive Stock Option and Award Plan, incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.8*	Harris Teeter Supermarkets, Inc. 2011 Incentive Compensation Plan (the "2011 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated February 17, 2011 (Commission File No. 1-6905)**
10.9*	First Amendment to the Harris Teeter Supermarkets, Inc. 2011 Incentive Compensation Plan, effective as of April 2, 2012, incorporated herein by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2012.**
10.10+	Form of Restricted Stock Award Agreement for use in connection with the 2011 Plan.**
10.11+	Form of Performance Share Award Agreement – Executive Officers for use in connection with the 2011 Plan.**

Exhibit Number	Description of Exhibit
10.12*	Harris Teeter Supermarkets, Inc. Cash Incentive Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.13*	Harris Teeter Supermarkets, Inc. Supplemental Executive Retirement Plan, as amended and restated, effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.14*	Amendment No. 1 to the Harris Teeter Supermarkets, Inc. Supplemental Executive Retirement Plan (Amended and Restated January 1, 2005), effective as of November 7, 2011, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012.**
10.15*	Amendment No. 2 to the Harris Teeter Supermarkets, Inc. Supplemental Executive Retirement Plan (Amended and Restated January 1, 2005), effective as of April 2, 2012, incorporated herein by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2012.**
10.16*	Description of the Harris Teeter Supermarkets, Inc. Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.17*	Harris Teeter Supermarkets, Inc. Irrevocable Trust for the Benefit of Participants in the Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.18*	Harris Teeter Supermarkets, Inc. Senior Officers Insurance Program, incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.19*	Harris Teeter Supermarkets, Inc. Senior Officers Insurance Program Plan Document and Summary Plan Description, incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 27, 1992 (Commission File No. 1-6905).**
10.20*	Harris Teeter Supermarkets, Inc. Director Deferral Plan, as amended and restated, incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.21*	First Amendment to the Harris Teeter Supermarkets, Inc. Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009 (Commission File No. 1-6905).**
10.22*	Second Amendment to the Harris Teeter Supermarkets, Inc. Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.23*	Third Amendment to the Harris Teeter Supermarkets, Inc. Director Deferral Plan (January 1, 2008 Restatement), effective as of April 2, 2012, incorporated herein by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2012.**

Exhibit Number	Description of Exhibit
10.24*	Harris Teeter Supermarkets, Inc. Flexible Deferral Plan – Amendment and Restatement Effective July 1, 2009, incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.25*	Amendment No. 1 to the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan (Amended and Restated July 1, 2009), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2010 (Commission File No. 1-6905).**
10.26*	Amendment No. 2 to the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan (Amended and Restated July 1, 2009), effective as of January 1, 2011, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2011 (Commission File No. 1-6905).**
10.27*	Amendment No. 3 to the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan (Amended and Restated July 1, 2009), effective as of January 1, 2012, incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012.**
10.28*	Amendment No. 4 to the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan (Amended and Restated July 1, 2009), effective as of January 1, 2012, incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012.**
10.29*	Amendment No. 5 to the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan (Amended and Restated July 1, 2009), effective as of April 2, 2012, incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2012.**
10.30*	Harris Teeter Supermarkets, Inc. Key Employee Life Insurance Plan, effective as of March 1, 2004, incorporated herein by reference to Exhibit 10.16 of the Registrant's Annual Report on Form 10-K for the fiscal year ended October 2, 2011.**
10.31*	First Amendment to the Harris Teeter Supermarkets, Inc. Key Employee Life Insurance Plan, effective as of April 2, 2012, incorporated herein by reference to Exhibit 10.7 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2012.**
10.32*	Second Amendment to the Harris Teeter Supermarkets, Inc. Key Employee Life Insurance Plan, effective as of May 17, 2012, incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2012.**
10.33*	Harris Teeter Supermarkets, Inc. Executive Bonus Insurance Plan, effective as of August 19, 2010, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2011 (Commission File No. 1-6905).**
10.34*	First Amendment to the Harris Teeter Supermarkets, Inc. Executive Bonus Insurance Plan, effective as of April 2, 2012, incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2012.**
10.35*	Second Amendment to the Harris Teeter Supermarkets, Inc. Executive Bonus Insurance Plan, effective as of May 17, 2012, incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2012.**
10.36*	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. Thomas W. Dickson, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.37*	First Amendment to the Change in Control and Severance Agreement dated September 19, 2007 between the Registrant and Thomas W. Dickson, effective as of February 9, 2012, incorporated herein by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012.**
10.38*	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. Frederick J. Morganthall, II, incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.39*	First Amendment to the Change in Control and Severance Agreement dated September 19, 2007 between the Registrant and Frederick J. Morganthall, II, effective as of February 9, 2012, incorporated herein by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012.**
10.40*	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. John B. Woodlief, incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.41*	First Amendment to the Change in Control and Severance Agreement dated September 19, 2007 between the Registrant and John B. Woodlief, effective as of February 9, 2012, incorporated herein by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012.**
10.42*	Change-in-Control and Severance Agreement dated September 19, 2007 between the Registrant and Mr. Rodney C. Antolock, incorporated herein by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K for the fiscal year ended October 2, 2011 (Commission File No. 1-6905).**
10.43*	First Amendment to the Change in Control and Severance Agreement dated September 19, 2007 between the Registrant and Rodney C. Antolock, effective as of February 9, 2012, incorporated herein by reference to Exhibit 10.7 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012.**
10.44+	Summary of Non-Employee Director Compensation.
21+	List of Subsidiaries of the Registrant.
23+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Exhibit
101	The following materials from Harris Teeter Supermarkets, Inc.'s Annual Report on Form 10-K for the fiscal year ended October 2, 2012, formatted in extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Statements of Consolidated Operations, (iii) the Statements of Consolidated Shareholders' Equity and Comprehensive Income, (iv) the Statements of Consolidated Cash Flows and (v) the Notes to Consolidated Financial Statements.

---

* Incorporated by reference.

** Indicates management contract or compensatory plan required to be filed as an Exhibit.

\+ Indicates exhibits filed herewith and follow the signature pages.

(b) Exhibits
See (a)(3) above.

(c) Financial Statement Schedules
See (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARRIS TEETER SUPERMARKETS, INC.
(Registrant)

Dated: November 21, 2012

By: /s/ THOMAS W. DICKSON
Thomas W. Dickson,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ THOMAS W. DICKSON Thomas W. Dickson	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	November 21, 2012
/s/ JOHN B. WOODLIEF John B. Woodlief	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 21, 2012
/s/ RONALD H. VOLGER Ronald H. Volger	Vice President and Treasurer (Principal Accounting Officer)	November 21, 2012
/s/ JOHN R. BELK John R. Belk	Director	November 21, 2012
/s/ JOHN P. DERHAM CATO John P. Derham Cato	Director	November 21, 2012
/s/ JAMES E. S. HYNES James E. S. Hynes	Director	November 21, 2012
/s/ ANNA S. NELSON Anna S. Nelson	Director	November 21, 2012
/s/ BAILEY W. PATRICK Bailey W. Patrick	Director	November 21, 2012
/s/ ROBERT H. SPILMAN, JR. Robert H. Spilman, Jr.	Director	November 21, 2012
/s/ HAROLD C. STOWE Harold C. Stowe	Director	November 21, 2012
/s/ ISAIAH TIDWELL Isaiah Tidwell	Director	November 21, 2012
/s/ WILLIAM C. WARDEN, JR. William C. Warden, Jr.	Director	November 21, 2012

SCHEDULE I

HARRIS TEETER SUPERMARKETS, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Fiscal Years Ended
October 2, 2012, October 2, 2011
and October 3, 2010 (in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF FISCAL YEAR	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
Fiscal Year Ended October 3, 2010:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$2,634	$775	$1,019*	$2,390
Fiscal Year Ended October 2, 2011:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$2,390	$164	$1,083*	$1,471
Fiscal Year Ended October 2, 2012:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$1,471	$556	$379*	$1,648

* Represents accounts receivable balances written off as uncollectible, less recoveries.

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HARRIS TEETER SUPERMARKETS, INC.

701 Crestdale Road
Matthews, North Carolina 28105

January 4, 2013

TO THE SHAREHOLDERS OF
HARRIS TEETER SUPERMARKETS, INC.

The Annual Meeting of the Shareholders of Harris Teeter Supermarkets, Inc. (the "Company") will be held at the Company's headquarters located at 701 Crestdale Road, Matthews, North Carolina 28105, on Thursday, February 21, 2013 at 10:00 A.M., local time.

Pursuant to rules promulgated by the Securities and Exchange Commission, we are providing access to our proxy materials over the Internet. On or about January 4, 2013, we will mail a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and beneficial owners at the close of business on December 14, 2012. On the date of mailing of the Notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

You are cordially invited to attend the Annual Meeting of Shareholders in person. Even if you choose to attend in person, you are encouraged to review the proxy materials and vote your shares in advance of the meeting by Internet. The Notice will contain instructions to allow you to request copies of the proxy materials to be sent to you by mail. Any proxy materials sent to you will include a proxy card that will provide you with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail. Your vote is extremely important, and we appreciate you taking the time to vote promptly.

Sincerely,
Thomas W. Dickson
Chairman of the Board and
Chief Executive Officer

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HARRIS TEETER SUPERMARKETS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON
FEBRUARY 21, 2013

To our Shareholders:

The Annual Meeting of the Shareholders of your Company will be held at the Company's headquarters located at 701 Crestdale Road, Matthews, North Carolina 28105, on Thursday, February 21, 2013, at 10:00 A.M., local time, for the following purposes:

1. To elect eleven (11) directors to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;
2. To approve the Harris Teeter Supermarkets, Inc. 2013 Cash Incentive Plan;
3. To consider and provide an advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers as described in the Proxy Statement;
4. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending October 1, 2013; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Pursuant to the provisions of the North Carolina Business Corporation Act, December 14, 2012 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting, and accordingly, only holders of record of the common stock of the Company (the "Common Stock") at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

Your vote is extremely important. We appreciate you taking the time to vote promptly. After reading the Proxy Statement, please vote, at your earliest convenience by Internet, or request that proxy materials be sent to you by mail. If you request the proxy materials by mail, included therewith will be a proxy card with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail.

YOUR SHARES CANNOT BE VOTED UNLESS YOU (I) VOTE BY INTERNET, (II) REQUEST PROXY MATERIALS BE SENT TO YOU THAT WILL INCLUDE A PROXY CARD WITH A TELEPHONE NUMBER YOU MAY CALL TO CAST YOUR VOTE, OR YOU MAY COMPLETE, SIGN AND RETURN THE PROXY CARD BY MAIL, OR (III) ATTEND THE ANNUAL MEETING AND VOTE IN PERSON.

By order of the Board of Directors.

Douglas J. Yacenda
Secretary

January 4, 2013

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HARRIS TEETER SUPERMARKETS, INC.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
to be held on
February 21, 2013

This statement, first mailed or made available to shareholders on or about January 4, 2013, is furnished in connection with the solicitation by the Board of Directors of Harris Teeter Supermarkets, Inc. (together with its subsidiaries, herein called the "Company") of proxies to be used at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Thursday, February 21, 2013, at 10:00 A.M., local time, at the Company's headquarters located at 701 Crestdale Road, Matthews, North Carolina 28105, and at any adjournment or adjournments thereof (the "Proxy Statement").

In accordance with rules and regulations adopted by the Securities and Exchange Commission, instead of mailing a printed copy of our proxy materials to each shareholder of record, the Company furnishes proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials other than as described herein. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials or vote by telephone, you should follow the instructions for requesting proxy materials included in the Notice.

It is anticipated that the Notice will be sent to shareholders on or about January 4, 2013. This Proxy Statement and the form of proxy relating to the Annual Meeting will be made available via the Internet to shareholders on the date that the Notice is first sent.

The proxy may be revoked in writing by the person giving it at any time before it is exercised either by notice to the Company's Secretary or by submitting a proxy having a later date, or it may be revoked by such person by appearing at the Annual Meeting and electing to vote in person in accordance with the prescribed rules and procedures. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. Where specifications are not made, proxies will be voted:

(i) in favor of electing as directors of the Company the eleven persons named in this Proxy Statement as nominees, each to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified,

(ii) in favor of approval of the Harris Teeter Supermarkets, Inc. 2013 Cash Incentive Plan (the "2013 Cash Incentive Plan"),

(iii) in favor of providing an advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers as described in the Proxy Statement,

(iv) in favor of ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending October 1, 2013, and

(v) in the discretion of the proxy holders on any other matters presented at the Annual Meeting.

The entire cost of soliciting these proxies will be borne by the Company. In addition to the delivery of the Notice by mail, the Company may request banks, brokers and other record holders, or a proxy solicitor acting on its behalf, to send proxies and proxy materials to the beneficial owners of the Company's Common Stock (the "Common Stock") and secure their voting instructions and will reimburse them for their reasonable expenses in so doing. The Company has not engaged a proxy solicitor to solicit proxies from shareholders; however, the Company retains the right to do so if it deems such solicitation necessary. Furthermore, the Company may also use one or more of its regular employees, who will not be specially compensated, to solicit proxies from the shareholders, either in person, by telephone or by special letter.

VOTING SECURITIES

Pursuant to the provisions of the North Carolina Business Corporation Act, December 14, 2012 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Accordingly, only holders of the Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting. On the record date, there were 49,469,155 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share is entitled to one vote on each matter expected to be presented at the Annual Meeting, including the election of directors.

The presence of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes," if any, are counted as present and entitled to vote for purposes of determining a quorum.

Under the rules of the New York Stock Exchange Inc. (the "NYSE"), a bank, broker or other nominee holding the Company's shares in "street name" for a beneficial owner has discretion (but is not required) to vote the client's shares with respect to "routine" matters if the client does not provide voting instructions. The bank, broker or other nominee, however, is not permitted to vote the client's shares with respect to "non-routine" matters without voting instructions. A "broker non-vote" occurs when a bank, broker or other nominee does not vote on a particular proposal because that bank, broker or other nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The proposal to elect directors, the proposal to approve the 2013 Cash Incentive Plan and the advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers are considered non-routine matters under the NYSE rules, which means that your bank, broker or other nominee may not use its discretion to vote your shares held in street name on those matters without your express voting instructions. The proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm is considered a "routine" matter under the NYSE rules, which means that your bank, broker or other nominee will have discretionary authority to vote your shares held in street name on that matter.

Accordingly, if you do not instruct your bank, broker or other nominee to vote your shares on a matter, the bank, broker or other nominee may either: (i) vote your shares on routine matters and cast a "broker non-vote" on non-routine matters, or (ii) leave your shares unvoted altogether.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the "beneficial ownership" of Common Stock by those persons known to the Company to be the beneficial owners of more than five percent of the Common Stock. The information below is provided as of October 31, 2012, and the information for Neuberger Berman Group LLC and BlackRock, Inc. is based solely on the latest Schedule 13G reports each entity had filed with the Securities and Exchange Commission as of such date. The nature of beneficial ownership of the shares included is presented in the notes following the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Class
T. Rowe Price Trust Company (2) Trustee of the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan Post Office Box 89000 Baltimore, Maryland 21289	3,128,938	6.35%
Neuberger Berman Group LLC (3) 605 Third Avenue New York, NY 10158	5,965,226	12.10%
BlackRock, Inc. (4) 40 East 52nd Street New York, NY 10022	3,313,979	6.72%

(1) "Beneficial Ownership" for purposes of the table, is determined according to the meaning of applicable securities regulations and based on a review of reports filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(2) T. Rowe Price Trust Company, in its capacity as directed trustee, votes Common Stock held by the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the "Retirement and Savings Plan") that have been allocated to individual accounts in accordance with the participants' instructions and does not vote allocated Common Stock as to which no instructions are received. Fiduciary Counselors Inc. ("Fiduciary Counselors") was engaged as an independent fiduciary with respect to the Common Stock held by the Retirement and Savings Plan in order to, among other things, monitor the Company's financial condition to determine, in Fiduciary Counselors' sole discretion, whether holding Common Stock by the Retirement and Savings Plan is no longer consistent with the Employee Retirement Income Security Act of 1974, as amended, and if it were to become no longer consistent, to determine when and in what manner to liquidate the shares. As such, Fiduciary Counselors filed a Schedule 13G/A with the Securities and Exchange Commission on February 14, 2012 claiming shared dispositive power over the shares held by the Retirement and Savings Plan.

(3) Neuberger Berman Group LLC ("NBG") reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2012 that it had beneficial ownership of 5,965,226 shares, together with its affiliates Neuberger Berman LLC, Neuberger Berman Management LLC and Neuberger Berman Equity Funds. Neuberger Berman Group LLC had shared power to vote over 5,354,226 shares and shared power to dispose over 5,965,226 shares. Neuberger Berman LLC, a subsidiary of NBG, had shared power to vote over 5,354,226 shares and shared power to dispose over 5,965,226 shares. Neuberger Berman Management LLC, a subsidiary of NBG, had shared power to vote and shared power to dispose over 5,260,267 shares. Neuberger Berman Equity Funds had shared power to vote and shared power to dispose over 4,774,967 shares.

(4) BlackRock, Inc. ("BlackRock") reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012, that it had sole power to vote and sole power to dispose over 3,313,979 shares.

PROPOSAL 1

ELECTION OF DIRECTORS

Under the Company's Bylaws, the Board of Directors of the Company shall consist of not less than nine nor more than thirteen members, which number shall be fixed and determined from time to time by resolution of the Board of Directors. The number of directors currently is fixed at ten, but the Board of Directors has fixed the number at eleven effective at the Annual Meeting. All of the members of the Board of Directors will be elected annually to serve one year terms. At the Annual Meeting the shareholders will elect all eleven members of the Board of Directors.

The Board of Directors has nominated the eleven persons listed herein to be elected as directors at the Annual Meeting, each for a term of one year. All of the nominees other than Mr. Ordan are currently members of the Board of Directors.

It is intended that the persons named as proxies in the accompanying form of proxy will vote to elect as a director each of the eleven nominees listed herein, each to serve until the next Annual Meeting of Shareholders or until such nominee's successor shall be elected and qualified to serve, in each case unless authority to so vote is withheld. Although the Board of Directors expects that each of the nominees will be available for election, in the event a vacancy in the slate of nominees is occasioned by death or other unexpected occurrence, it is intended that shares represented by proxies in the accompanying form will be voted for the election of a substitute nominee selected by the persons named in the proxy.

Once a quorum is present at the Annual Meeting, director nominees will be elected by a plurality of the votes cast. This means that the director nominee with the most votes for a particular seat on the Board of Directors is elected for that seat. You may vote "for" or "withheld" with respect to the election of directors. Only votes "for" count in determining whether a plurality has been cast in favor of a director. Abstentions are not counted for purposes of the election of directors.

Votes withheld from director nominees do not technically have the effect of an "against" vote with respect to the election of directors. However, in accordance with the Company's Corporate Governance Guidelines, each nominee for election to the Board of Directors has agreed in writing that if he or she receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote"), that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors after its receipt of the recommendation of the Corporate Governance & Nominating Committee. Abstentions and broker non-votes are not considered "withheld" votes.

If a nominee is the subject of a Majority Withheld Vote, the Corporate Governance & Nominating Committee will promptly consider the resignation, and consider a range of possible responses based on the circumstances that led to the Majority Withheld Vote, if known, and make a recommendation to the Board of Directors. The Board of Directors then will decide whether or not to accept the resignation at its next regularly scheduled Board of Directors meeting, or, if a regularly scheduled meeting will not occur within 100 days of the date the election is certified by the inspector of elections, the Board of Directors will hold a special meeting to consider the matter. Thereafter, the Board of Directors will promptly disclose the explanation of its decision in a Current Report on Form 8-K filed with the Securities and Exchange Commission.

A director who is the subject of a Majority Withheld Vote will not participate in the Corporate Governance & Nominating Committee's recommendation or the Board of Directors' action regarding whether to accept (i) such director's resignation or (ii) the resignation of any other director who is then also the subject of a Majority Withheld Vote.

The Board of Directors recommends that the shareholders vote to elect all of the nominees as directors.

Set forth herein is the name of each nominee for election to the Board of Directors, as well as each such person's age, his or her current principal occupation (which has continued for at least the past five years unless otherwise indicated) together with the name and principal business of the company by which such person is employed, if any, the period during which such person has served as a director of the Company, all positions and offices that such person holds with the Company and such person's directorships over the past five years in other companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or companies registered as an investment company under the Investment Company Act of 1940 and the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company.

Nominees for Election as Directors

JOHN R. BELK, age 53, has been President and Chief Operating Officer of Belk, Inc., retail merchants, since May 2004. Prior to that time, he served as President — Finance, Systems and Operations of Belk, Inc. from May 1998 to May 2004. Mr. Belk is also a former Chairman of the Board of Trustees of Novant Health, Inc. and served as director of ALLTEL Corporation from 1996 to November 2007. Mr. Belk has broad experience in the management and oversight of a retail business. He brings significant expertise in retail business matters, strategic planning, risk management and corporate governance, which are important to a large retail organization like the Company. He has been a director of the Company since 1997 and also serves as a director of Belk, Inc.

JOHN P. DERHAM CATO, age 62, has been the Chairman, President and Chief Executive Officer of The Cato Corporation, a specialty apparel retailer, since February 2004. Prior to that time, Mr. Cato was the President, Vice Chairman of the Board and Chief Executive Officer of The Cato Corporation from May 1999 to February 2004. Mr. Cato brings to the Board of Directors a breadth and depth of operations, management, and strategic planning experience in the retail industry. His background at The Cato Corporation and leadership of a public company is directly relevant to the oversight of a large organization like the Company. Mr. Cato has been a director of the Company since November 2002 and also serves as a director of The Cato Corporation.

THOMAS W. DICKSON, age 57, is the Chairman of the Board and Chief Executive Officer of the Company. He has been Chairman of the Board since March 2006 and Chief Executive Officer since February 1997. In addition, he served as President from February 1997 through March 2012. Before his election as President and Chief Executive Officer, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, American & Efird, Inc., a wholly owned subsidiary of the Company until November 2011. Mr. Dickson brings executive decision making skills, operating and management experience, and broad supermarket and real estate experience to the Board of Directors from his 30 years of experience with the Company and its subsidiaries. These experiences and Mr. Dickson's ongoing interaction with real estate developers provide the Board of Directors with, among other things, valuable insight regarding store acquisitions and capital expenditure planning, industry expertise important to the Company's business and a deep understanding of the Company's operations and the economic environment in which it operates. He has been a director of the Company since 1997.

JAMES E. S. HYNES, age 72, was the Chairman of the Board of Hynes Inc., a manufacturer's representative, from September 1986 until October 2000. As one of the most tenured directors, Mr. Hynes provides the Board of Directors with retailing and strategic planning expertise through his service on the board of Hynes Inc. His experiences dealing with major manufacturers of health and beauty products and large retailers are important to the Board of Directors' oversight of strategic planning. He has been a director of the Company since 1983 and serves as Chairman of the Board of Commissioners of Carolinas HealthCare System, one of the Southeast's leading healthcare systems.

ANNA SPANGLER NELSON, age 50, has been Chairman and Executive Vice President of Spangler Companies, Inc. (formerly known as Golden Eagle Industries, Inc.), a private investment company, since January 2005. Ms. Nelson has been a general partner of the Wakefield Group, a venture capital company, since September 1988. From these experiences, Ms. Nelson brings knowledge of financial products and investments that assists the Board of Directors in overseeing the financial management and risk management practices of the Company. Ms. Nelson has been a director of the Company since 1998, and serves as a Trustee of the Fidelity Charitable Gift Fund, the John S. and James L. Knight Foundation, and The North Carolina Capital Management Trust.

MARK S. ORDAN, age 53, has been the Chief Executive Officer of Sunrise Senior Living, Inc. ("Sunrise"), a provider of senior living services in the United States, Canada and the United Kingdom, since November 2008. From March 2008 through November 2008, he served as the Chief Investment and Administrative Officer of Sunrise. From October 2006 until May 2007, Mr. Ordan served as Chief Executive Officer and President of The Mills Corporation ("Mills"), a publicly traded developer, owner and manager of a diversified portfolio of regional shopping malls and retail entertainment centers. Prior to that, Mr. Ordan held senior executive positions at a number of companies in the real estate, food service and supermarket industries. Mr. Ordan's management and leadership experience as a chief executive officer of public and private companies; his knowledge and experience regarding real estate financings, acquisitions and dispositions, joint ventures and corporate and debt restructurings; his experience in the retail and supermarket industry; his director experience in public and private companies; and his service as the Chief Executive Officer and director of Sunrise are valuable assets expected to be greatly utilized by the Board of Directors. Mr. Ordan does not currently have any position or office with the Company. He has served as a director of Sunrise since July 2008.

BAILEY W. PATRICK, age 51, has been Managing Partner of Merrifield Patrick Vermillion, LLC, a company involved in commercial real estate, brokerage and development, since July 2010. Mr. Patrick was the President of Bissell Patrick LLC, which was also involved in commercial real estate, brokerage and development, from September 1998 until December 2009, at which time Bissell Patrick LLC merged into Merrifield Patrick LLC. Mr. Patrick was Managing Partner of Merrifield Patrick LLC from January 2010 until July 2010, at which time Merrifield Patrick merged to form Merrifield Patrick Vermillion LLC. Mr. Patrick has been a director of the Company since August 2003 and serves as a director of The Cato Corporation. Mr. Patrick brings a breadth and depth of operations and strategic planning experience to the Board of Directors, including real estate development experience, from his leadership at Merrifield Patrick Vermillion, LLC and its predecessor organizations. Mr. Patrick's background particularly assists the Board of Directors in overseeing the Company's real estate functions and expansions.

ROBERT H. SPILMAN, JR., age 56, has been the President and Chief Executive Officer of Bassett Furniture Industries, Incorporated, a furniture manufacturer and distributor, since March 2000. Mr. Spilman has been the Company's Lead Independent Director since August 2012, and has been a director of the Company since August 2002. He also serves as a director of Bassett Furniture Industries, Incorporated and Dominion Resources, Inc. Through his management experience at Basset Furniture Industries, Incorporated, a vertically integrated manufacturer, importer and retailer of home furnishings operating a network of licensed and corporate stores, Mr. Spilman provides the Board of Directors with sales, operations, risk management, strategic planning and corporate governance expertise that is important to the oversight of the Company.

HAROLD C. STOWE, age 66, has been the managing member of Stowe-Monier Management, LLC, a venture capital management company since August 2007. Prior to that time, he served as the Interim Dean of Development at the Wall College of Business Administration of Coastal Carolina University from June 2006 to August 2007. Prior to that time, Mr. Stowe was the President and Chief Executive Officer of Canal Holdings, LLC, a real estate and asset management company, from October 2001 to March 2005. Prior to that time, he was the President and Chief Executive Officer of Canal Industries, Inc., a forest products company, from March 1997 until October 2001. Mr. Stowe has a broad range of financial, banking, and management expertise, which provides the Board of Directors with valuable experience in its oversight of the financial reporting and corporate governance of the Company. Mr. Stowe has been a director of the Company since 1998 and also serves as a director of SCANA Corporation.

ISAIAH TIDWELL, age 67, was the Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A. from September 2001 to February 2005. Prior to that time, he served as the President, Georgia Banking, of Wachovia Bank from July 1999 to September 2001. Mr. Tidwell's extensive experience in retail banking operations and credit administration at Wachovia Bank provides the Board of Directors with significant financial and retail expertise important to the oversight of the Company's retail operations, financial reporting and enterprise risk management. Mr. Tidwell has been a director of the Company since 1999 and also serves as a director of Snyder's-Lance, Inc. and Lincoln National Corporation.

WILLIAM C. WARDEN, JR., age 60, was the Executive Vice President, Administration, of Lowes Companies, Inc. from February 1996 to February 2003. Mr. Warden's experience as an executive of a large retail organization provides the Board of Directors with expertise in the areas of real estate, engineering and construction, loss prevention and safety, internal audit, administration and legal that is relevant to the Company's businesses, developments and operations as well as the strategic planning functions of the Board of Directors. Mr. Warden has been a director of the Company since February 2008 and also serves as a director of Bassett Furniture Industries, Incorporated.

No director or nominee for director of the Company has a family relationship as close as first cousin with any other executive officer, director or nominee for director of the Company.

Directors' Fees and Attendance

The Company compensated each director elected to the Board of Directors at the Company's 2012 Annual Meeting of Shareholders who was not an employee of the Company via an annual fee in the amount of $37,500 for services as a director. Non-employee directors also receive a meeting fee for each Board of Directors or committee meeting attended. The meeting fee was $2,000 for the October 2011 and November 2011 meetings and $2,500 per meeting for the meetings held during the remainder of the fiscal year ended October 2, 2012 ("Fiscal 2012"). The Chairman of the Audit Committee was paid an annual fee of $6,000 in addition to the fees described herein.

Pursuant to the Harris Teeter Supermarkets, Inc. Director Deferral Plan (the "Deferral Plan"), non-employee directors of the Company may generally defer the payment of the annual fee and/or board and committee meeting fees. The fees deferred by a director under the Deferral Plan are converted into stock units and credited to the director's account as of the date such fees would have otherwise been paid to the director (the "Valuation Date"). The account of a director is credited with a number of stock units equal to the number of whole and fractional shares of Common Stock which the director would have received with respect to such fees if the fees had been paid in Common Stock, determined by dividing such fees by the average of the high and low sale price ("Average Price") of a share of Common Stock on the Valuation Date. Directors' accounts are equitably adjusted for the amount of any dividends, stock splits or applicable changes in the capitalization of the Company. The Company uses a non-qualified trust to purchase and hold the Common Stock to satisfy the Company's obligation under the Deferral Plan, and the directors are general creditors of the Company in the event the Company becomes insolvent. Upon termination of service as a director or in the event of death, the number of stock units in the director's account are delivered and paid in the form of whole shares of Common Stock to the director or a designated beneficiary, plus the cash equivalent for any fractional shares.

Pursuant to the provisions of the Company's equity incentive plans, the Company has typically granted to each new non-employee director upon his or her initial election as director a ten-year option to purchase 10,000 shares of Common Stock at an exercise price per share equal to the Average Price of the Common Stock on the date of grant of the option. These options are typically immediately vested on the date of the director's election.

In addition to the compensation discussed herein, the Company grants other incentive awards to its non-employee directors from time to time. At the meeting of the Board of Directors held on November 17, 2011 each of John R. Belk, John P. Derham Cato, James E. S. Hynes, Anna Spangler Nelson, Bailey W. Patrick, Robert H. Spilman, Jr., Harold C. Stowe, Isaiah Tidwell and William C. Warden, Jr., constituting all of the non-employee directors of the Company at the time of the meeting, were credited with a discretionary Company contribution of $20,000, which was paid into the Deferral Plan and converted into stock units, as described herein. The Company also provides $100,000 of term life insurance coverage for each non-employee director, personal group excess liability insurance coverage, and certain perquisites as disclosed in the footnotes to the following table.

Director Compensation for 2012 (1)(2)

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(3)	Total ($)
John R. Belk	93,000	85	93,085
John P. Derham Cato	73,500	85	73,585
James E. S. Hynes	73,500	85	73,585
Anna Spangler Nelson	75,500	85	75,585
Bailey W. Patrick	90,500	85	90,585
Robert H. Spilman, Jr.	76,000	85	76,085
Harold C. Stowe	96,500	85	96,585
Isaiah Tidwell	95,000	85	95,085
William C. Warden, Jr.	92,500	85	92,585

(1) Thomas W. Dickson, the Company's Chairman of the Board and Chief Executive Officer, is not included in this table because he is an employee of the Company and thus receives no compensation for his service as a director. The compensation received by Mr. Dickson as an employee of the Company is shown in the Summary Compensation Table for 2012 provided herein.

(2) There were no option or other awards granted to the Company's directors during Fiscal 2012, other than to Thomas W. Dickson. With respect to Mr. Dickson, please see "Outstanding Equity Awards at Fiscal Year-End for 2012" for a list of equity awards outstanding as of October 2, 2012. The assumptions used in the calculation of these amounts, if any, are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2012, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. The outstanding stock options for each director as of October 2, 2012 were as follows:

Outstanding Stock Option Awards at Fiscal Year-End for 2012

Name	Number
John R. Belk	4,000
John P. Derham Cato	12,000
James E. S. Hynes	—
Anna Spangler Nelson	2,000
Bailey W. Patrick	—
Robert H. Spilman, Jr.	2,000
Harold C. Stowe	2,000
Isaiah Tidwell	4,000
William C. Warden, Jr.	10,000

(3) Perquisites and personal benefits were less than $10,000 in aggregate for each director listed in the table who served during Fiscal 2012. The Company paid premiums of $85 for a full year of term life insurance for each of the non-employee directors.

The Board of Directors held six (6) meetings during Fiscal 2012. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and all committees of the Board of Directors on which they served during Fiscal 2012.

Committees of the Board of Directors

As of October 2, 2012, the Company's Board of Directors had the following standing committees: (i) the Audit Committee, whose current members are Harold C. Stowe (Chair), John R. Belk, Bailey W. Patrick, Isaiah Tidwell and William C. Warden, Jr.; (ii) the Compensation Committee, whose current members are James E. S. Hynes (Chair), John P. Derham Cato, Anna Spangler Nelson and William C. Warden, Jr.; and (iii) the Corporate Governance & Nominating Committee, whose current members are Robert H. Spilman, Jr. (Chair), John R. Belk, Anna Spangler Nelson and Isaiah Tidwell. Included herein is a description of each committee of the Board of Directors.

Audit Committee: The Audit Committee discharges the Board of Director's responsibility relating to the oversight of (i) the integrity of the financial statements and internal controls of the Company, (ii) the compliance by the Company with legal and regulatory requirements, (iii) the outside auditor's independence and qualifications, and (iv) the performance of the Company's internal audit function and outside auditors. The Audit Committee, among other things, is responsible for the appointment, compensation and oversight of the independent auditors and reviews the financial statements, audit reports, internal controls and internal audit procedures. Each member of the Audit Committee has been determined to be an independent director, in accordance with the independence requirements of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee was established in accordance with Section 3(a)(58)A of the Exchange Act. The Audit Committee met eight (8) times during Fiscal 2012.

Compensation Committee: The Compensation Committee assesses the Company's overall compensation programs and philosophies. Among other things, it and the Chairman of the Corporate Governance & Nominating Committee approve the goals and objectives relevant to the Chief Executive Officer's compensation and recommend to the independent members of the Board of Directors for their approval, the salary, incentive compensation and equity compensation of the Chairman of the Board and Chief Executive Officer. In addition, the Compensation Committee recommends to the independent members of the Board of Directors for its approval, the salaries, incentive compensation and equity compensation for other executive officers. The Compensation Committee also reviews the salaries and incentive compensation for other Company officers and key employees and the qualified and non-qualified retirement plans. In addition, the Compensation Committee approves the annual bonus criteria under the Company's cash and equity incentive plans, including the 2013 Cash Incentive Plan being presented for shareholder approval at this Annual Meeting, the Harris Teeter Supermarkets, Inc. Cash Incentive Plan which was effective October 2, 2006 (the "2006 Cash Incentive Plan") and the Harris Teeter Supermarkets, Inc. 2011 Incentive Compensation Plan (the "2011 Incentive Compensation Plan"). The Compensation Committee grants restricted stock to the employees of the Company, other than the executive officers of the Company, pursuant to the Company's equity incentive plans and reports such actions to the Board of Directors.

The Compensation Committee may delegate any of its powers or duties to the chairperson of the Compensation Committee or any subcommittee, other than as prohibited by law. Each member of the Compensation Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Compensation Committee met one (1) time during Fiscal 2012. For more information see the "Report of the Compensation Committee" appearing elsewhere in this Proxy Statement.

Corporate Governance & Nominating Committee: The Corporate Governance & Nominating Committee identifies, reviews, evaluates and recommends nominees for the Board of Directors. In addition, the Corporate Governance & Nominating Committee monitors and evaluates the performance of the directors, individually and collectively. The Corporate Governance & Nominating Committee also reviews and makes recommendations to the full Board of Directors regarding changes in the number, chairperson, composition or responsibilities of each of the committees of the Board of Directors and also reviews the committee charters. The Corporate Governance & Nominating Committee periodically reviews the Company's Corporate Governance Guidelines and recommends changes to the Board of Directors. Each member of the Corporate Governance & Nominating Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Corporate Governance & Nominating Committee met two (2) times during Fiscal 2012. The Corporate Governance & Nominating Committee will consider nominations for directors from shareholders. A more detailed discussion regarding the process for nominating potential director candidates is included elsewhere in this Proxy Statement under the heading "Corporate Governance Matters — Process for Nominating Potential Director Candidates."

Beneficial Ownership of Company Stock

The following table presents information regarding the beneficial ownership of the Common Stock, within the meaning of applicable securities regulations, of all current directors and all nominees for director of the Company and the executive officers named in the Summary Compensation Table for 2012 included herein, and of such directors and executive officers of the Company as a group, all as of October 31, 2012. Except as otherwise indicated, the persons named in the table have sole voting and investment power over the shares included in the table.

Name	Shares of Common Stock Beneficially Owned (1)(2)	Percent of Class
Rodney C. Antolock	48,097(3)	*
John R. Belk	10,783(4)	*
John P. Derham Cato	12,000(5)	*
Thomas W. Dickson	314,679(6)	*
James E. S. Hynes	6,780	*
Fred A. Jackson	33,954	*
Frederick J. Morganthall, II	67,098(7)	*
Anna Spangler Nelson	31,000(8)	*
Mark S. Ordan	—	*
Bailey W. Patrick	—	*
Robert H. Spilman, Jr.	5,040(9)	*
Harold C. Stowe	3,000(10)	*
Isaiah Tidwell	4,000(11)	*
William C. Warden, Jr.	15,000(12)	*
John B. Woodlief	76,050(13)	*
All current directors and executive officers as a group (13 persons)	593,527(14)	1.2%

* Less than 1%

(1) The table includes shares allocated under the Retirement and Savings Plan to individual accounts of those named persons and group members who participate in the plan, the voting of which is directed by such named persons or group members, as appropriate.

(2) In accordance with Rule 13d-3 promulgated under the Exchange Act, the table does not include shares of Common Stock that are deliverable in connection with the Deferral Plan. Pursuant to the Deferral Plan, distributions under the Deferral Plan are paid in the form of Common Stock ninety days following the date of termination of service as a director. As of October 31, 2012, the Company was authorized to deliver up to 500,000 shares of Common Stock pursuant to the Deferral Plan and has delivered 20,986 shares to the participating non-employee directors who have left the Board of Directors. Additionally there were 149,557 stock units reserved under the Deferral Plan for delivery to the current participating non-employee directors. A more detailed discussion regarding the Deferral Plan is included elsewhere in this Proxy Statement under the heading "Election of Directors — Directors' Fees and Attendance". The number of stock units that have been credited to each of the participating non-employee directors as of October 31, 2012 is set forth herein:

Name	Stock Units Credited Under Deferral Plan
John R. Belk	21,400
John P. Derham Cato	17,165
James E. S. Hynes	9,267
Anna Spangler Nelson	25,774
Bailey W. Patrick	16,718
Robert H. Spilman, Jr.	13,208
Harold C. Stowe	22,794
Isaiah Tidwell	16,935
William C. Warden, Jr.	6,292
Total	149,553*

* This sum may vary from other Deferral Plan totals included herein due to rounding.

(3) Includes 15,190 shares beneficially owned by Mr. Antolock, as to which he has sole voting and investment power; 25,750 shares of restricted stock, as to which he has sole voting power, but no investment power; 5,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2012, upon the issuance of which he will have sole voting power, but no investment power; and 1,657 shares allocated to his Retirement and Savings Plan account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan.

(4) Includes 6,783 shares beneficially owned by Mr. Belk, as to which he has sole voting and investment power; and 4,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which he would have sole voting and investment power upon acquisition.

(5) Represents 12,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Cato would have sole voting and investment power upon acquisition.

(6) Includes 201,728 shares beneficially owned by Mr. Dickson, as to which he has sole voting and investment power; 11,138 shares allocated to his Retirement and Savings Plan account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 83,063 shares of restricted stock, as to which he has sole voting power, but no investment power; and 18,750 performance shares that will be settled via restricted stock within sixty days of October 31, 2012, upon the issuance of which he will have sole voting power, but no investment power.

(7) Includes 14,473 shares beneficially owned by Mr. Morganthall, as to which he has sole voting and investment power; 42,625 shares of restricted stock, as to which he has sole voting power, but no investment power; and 10,000 performance shares that will be settled via restricted stock within sixty days of October 31, 2012, upon the issuance of which he will have sole voting power, but no investment power.

(8) Includes 17,000 shares beneficially owned by Ms. Nelson as to which she has sole voting and investment power; 2,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which she would have sole voting and investment power upon acquisition; and 12,000 shares owned by a corporation with respect to which she has shared voting and investment power and is deemed the beneficial owner.

(9) Includes 3,040 shares beneficially owned by Mr. Spilman as to which he has sole voting and investment power; and 2,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which he would have sole voting and investment power upon acquisition.

(10) Includes 1,000 shares beneficially owned by Mr. Stowe, as to which he has sole voting and investment power; and 2,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which he would have sole voting and investment power upon acquisition.

(11) Includes 4,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Tidwell would have sole voting and investment power upon acquisition.

(12) Includes 5,000 shares beneficially owned by Mr. Warden, as to which he has sole voting and investment power; and 10,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which he would have sole voting and investment power upon acquisition.

(13) Includes 29,268 shares beneficially owned by Mr. Woodlief, as to which he has sole voting and investment power; 1,875 shares allocated to his Retirement and Savings Plan account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 37,407 shares of restricted stock, as to which he has sole voting power, but no investment power; and 7,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2012, upon the issuance of which he will have sole voting power, but no investment power.

(14) Includes (i) 334,181 shares beneficially owned as to which such persons have sole voting and investment power; (ii) 36,000 shares that may be acquired by such persons upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2012, as to which such persons would have sole voting and investment power upon acquisition; (iii) 12,000 shares as to which such persons have shared voting and investment power; (iv) 188,845 shares of restricted stock, as to which such persons have sole voting power, but no investment power; (v) 41,750 performance shares that will be settled via restricted stock within sixty days of October 31, 2012, upon the issuance of which such persons will have sole voting power, but no investment power; and (vi) 14,670 shares allocated to their respective Retirement and Savings Plan accounts, as to which they have sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Corporate Governance Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Corporate Governance Guidelines are available on the Company's website at *www.harristeeter.com* under "Investor Relations" (the "Company's Website"). In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee are also included on the Company's Website.

Director Independence

For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board of Directors must affirmatively determine that the director has no direct or indirect "material relationship" with the Company, other than as a director. The Board of Directors has adopted categorical standards to assist it in making independence determinations. The categorical standards set forth below and available on the Company's Website, specify certain relationships that may exist between the Company and a director, each of which is deemed not to be a "material relationship" and therefore will not, alone, prevent a director from being considered "independent".

- **Prior Employment.** The director was an employee of the Company or one of its operating subsidiaries, or his or her immediate family member was an executive officer of the Company, and over five years have passed since such employment ended.
- **Prior Relationship with the Company's Auditors.** A director or immediate family member was an employee or partner of the Company's independent auditor, and over three years have passed since such employment, partner or auditing relationship ended.
- **Current Employment.** An immediate family member of a director is employed by the Company, one of its operating subsidiaries or another entity in a non-officer position, or by the Company's independent auditor not as a partner and not participating in the firm's audit, assurance or tax compliance practice.
- **Interlocking Directorships.** A director was employed, or his or her immediate family member was employed, as an executive officer of another company, during a time in which any of the Company's executive officers served on that other company's compensation committee, and over three years have passed since such service or employment relationship ended.
- **Business Relationships.** A director was an executive officer or an employee, or his or her immediate family member was an executive officer, of another company that made payments to, or received payments from, the Company or its operating subsidiaries for property or services in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such other company's consolidated gross revenues.
- **Charitable Contributions.** A director was an executive officer of a charitable organization that received contributions from the Company or its operating subsidiaries in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

After considering these categorical standards, the listing standards of the New York Stock Exchange and all other relevant facts and circumstances, including commercial or charitable relationships between the directors and the Company, the Board of Directors has determined that all nominees for director meet the Company's categorical independence standards, meet the independence requirements of the New York Stock Exchange and are independent except for Thomas W. Dickson. In connection with its independence evaluation, the Board of Directors considered the transactions involving the Company and Mr. Spilman. Mr. Spilman is the President and Chief Executive Officer of Bassett Furniture Industries, Incorporated, which was a customer of the Company's American & Efird business

(“A&E”), which was sold on November 7, 2011. The Board of Directors’ categorical standards for determining director independence are also available on the Company’s Website.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, Harold C. Stowe, is an audit committee financial expert. Mr. Stowe is “independent” as that term is defined in the New York Stock Exchange Listed Company Manual.

Executive Sessions of Non-Management Directors

Non-management directors meet without management present at regularly scheduled executive sessions. In addition, to the extent that, from time to time, the group of non-management directors includes directors that are not independent, at least once a year there is a scheduled executive session including only independent directors. The Lead Independent Director (which position is described below under “Lead Independent Director”) presides over meetings of the non-management or independent directors. Shareholders and other interested parties may communicate directly with any of the directors, including the independent or non-management directors as a group, by following the procedures set forth herein under the caption “Shareholder and Interested Party Communications with Directors.”

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the “Code of Ethics”) that applies to the Company’s Chairman of the Board and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all employees, officers and directors of the Company. The Code of Ethics and Code of Conduct are available on the Company’s Website under the “Corporate Governance” caption. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company’s Website promptly following the date of such amendment or waiver. Information on the Company’s Website, however, does not form a part of this Proxy Statement.

Majority Vote Policy for Director Elections

The Company’s Corporate Governance Guidelines provide that if a director receives a Majority Withheld Vote, that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors. Abstentions and broker non-votes are not considered “withheld” votes. Please see the discussion of the Majority Withheld Vote policy contained in “Proposal 1 — Election of Directors”.

Shareholder and Interested Party Communications with Directors

Shareholders and other interested parties may communicate directly with the entire Board of Directors, any committee of the Board of Directors, the Lead Independent Director, the Chair of any committee, any individual director, the independent or non-management directors, as a group, or any other group of directors by writing to: Harris Teeter Supermarkets, Inc. Board of Directors, c/o Secretary of the Corporation, 701 Crestdale Road, Matthews, North Carolina 28105. Each such communication should specify the applicable addressee(s). The Company’s Board of Directors has instructed the Secretary to forward these communications to the addressee, and if no specific addressee is listed, to the Chairman of the Board.

Director Attendance at Annual Meeting

The Company believes that the Annual Meeting is an opportunity for shareholders to communicate directly with the Company’s directors. Consequently, each director is encouraged to attend the Annual Meeting of Shareholders. All of the Company’s directors attended the 2012 Annual Meeting of Shareholders.

Process for Nominating Potential Director Candidates

The Corporate Governance & Nominating Committee is responsible for identifying and screening potential director candidates and recommending qualified candidates to the full Board of Directors for nomination. Director nominees are recommended to the Board of Directors annually by the Corporate Governance & Nominating Committee for election by the shareholders. As described in the Company's Corporate Governance Guidelines, which are available at the Company's Website, nominees for director will be selected on the basis of outstanding achievement in their personal careers, wisdom, broad experience, integrity, ability to make independent analytical inquiries, understanding of the business environment and willingness to devote adequate time to Board of Directors' duties.

The Corporate Governance & Nominating Committee reviews the background and qualifications of each nominee to determine such nominee's experience, competence and character and shall assess such nominee's potential contribution to the Board of Directors, taking into account the then-existing composition of the Board of Directors and such other matters as the Corporate Governance & Nominating Committee deems appropriate. In addition, while the Company does not have a formal policy on Board of Directors diversity, the Corporate Governance Guidelines specify that the Board of Directors is committed to diversified membership. The Corporate Governance & Nominating Committee actively considers such diversity in recruitment and nominations of directors. The current composition of the Board reflects those efforts.

Nominees recommended by shareholders will be analyzed by the Corporate Governance & Nominating Committee in the same manner as nominees that are otherwise considered by such committee. Any recommendation submitted by a shareholder to the Corporate Governance & Nominating Committee must comply in all respects with Article III, Section 12, of the Company's Bylaws, which generally requires that such recommendation be in writing and include the shareholder's name and address; number of shares of each class of capital stock owned by the shareholder; the potential candidate's name, resumé and biographical information; and any material interest, direct or indirect, that the shareholder may have in the election of the potential candidate to the Board of Directors. Article III, Section 12, of the Company's Bylaws also requires that any such shareholder recommendation be received by the Company in accordance with the timeframe described under the caption "Shareholder Proposals". A copy of the Company's Bylaws is available upon request to: Harris Teeter Supermarkets, Inc., 701 Crestdale Road, Matthews, Charlotte, North Carolina 28105, Attention: Secretary of the Corporation.

Pursuant to its Charter, the Corporate Governance & Nominating Committee (i) periodically reviews the Company's corporate governance principles, including criteria for the selection of Board of Directors members to insure that the criteria, including diversity, are being addressed appropriately and (ii) conducts an annual assessment of its performance and of the Charter and recommends changes to the Board of Directors when necessary.

All nominees for election to the Board of Directors have been recommended by the Corporate Governance & Nominating Committee. All such nominees are current directors standing for re-election, except for Mr. Ordan. Mr. Ordan was identified and recommended to the Corporate Governance & Nominating Committee by the Company's Chairman of the Board and Chief Executive Officer.

Lead Independent Director

The Company's Bylaws and Corporate Governance Guidelines permit the independent directors to designate from among themselves a Lead Independent Director. If so designated, the Lead Independent Director presides over executive session meetings of the non-management or independent directors, serves as the principal liaison between the Chairman of the Board and the independent directors (unless the matter under consideration is within the jurisdiction of one of the Board's committees), and consults with the Chairman of the Board regarding information to be sent to the Board, meeting agendas and establishing meeting schedules.

Board Leadership Structure

The Board believes it is beneficial to the Company and its shareholders to designate a Lead Independent Director, who carries out the roles described above. Mr. Spilman, an independent director and the Chairman of the Corporate Governance & Nominating Committee, is currently our Lead Independent Director. Mr. Spilman is an effective Lead Independent Director due to, among other things, his independence, his understanding of the

Company and its business during his long tenure on the Board, his corporate governance knowledge acquired during his tenure as a member of the Corporate Governance & Nominating Committee, his experience on other boards, and his business experience as an executive of another company.

Currently, Thomas W. Dickson serves as Chairman of the Board and Chief Executive Officer. The Board of Directors believes that Mr. Dickson's service as both Chairman of the Board and Chief Executive Officer is in the best interests of the Company and its shareholders because Mr. Dickson possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas, with consultation of the Lead Independent Director, that ensure that the Board of Directors' time and attention are focused on the most important matters. The combined positions help to provide a unified leadership and direction for the Company, enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's shareholders, employees, customers and suppliers.

The Board of Directors also believes that its Lead Independent Director position effectively balances any risk of concentration of authority that may exist with a combined Chairman of the Board and Chief Executive Officer position. Furthermore, the Board of Directors believes that this practice is appropriate in light of the fact that currently only one of the directors, Mr. Dickson, is an employee of the Company, all of the other directors are independent, and that all of the committees of the Board of Directors are comprised solely of independent directors. The Board of Directors believes that its current leadership structure enhances Mr. Dickson's ability to provide insight and direction on important strategic initiatives simultaneously to both management and the independent directors.

Role in Risk Oversight

As the Company's principal governing body, the Board of Directors has the ultimate responsibility for overseeing the Company's risk management practices. The Board of Directors has delegated certain risk management functions to its committees.

Pursuant to the Audit Committee Charter, one of the primary roles and responsibilities of the Audit Committee is to assist the Board of Directors with the oversight of: (1) the integrity of the financial statements and internal controls of the Company, (2) the compliance by the Company with legal and regulatory requirements, (3) the outside auditor's independence and qualifications, and (4) the performance of the Company's internal audit function and outside auditors. Under the Audit Committee Charter, the Audit Committee will, among other responsibilities and duties:

- Review with the outside auditor and management, as appropriate, significant financial reporting issues and judgments identified by management or the outside auditor and made in connection with the preparation of the Company's financial statements;
- Review with the outside auditor and management, major issues identified by management or the outside auditor regarding the Company's accounting and auditing principles and practices, including critical accounting policies, and major changes in auditing and accounting principles and practices suggested by the outside auditor, internal auditor or management; and
- Consult with the outside auditor and management concerning the Company's internal controls, including any significant deficiencies and significant changes in internal controls, and review management's and the outside auditor's reports on internal control over financial reporting.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately follows this report. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended October 2, 2012.

SUBMITTED BY THE COMPENSATION COMMITTEE

John P. Derham Cato
James E. S. Hynes
Anna Spangler Nelson
William C. Warden, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Despite the challenging economic environment, the Company delivered strong financial results in Fiscal 2012. Due to the sale of A&E as previously described, A&E's results were reported as discontinued operations for Fiscal 2012 and prior years. The Company reported earnings from continuing operations for Fiscal 2012 of $99.9 million, or $2.04 per diluted share, a decrease from $111.4 million, or $2.28 per diluted share, for the fiscal year ended October 2, 2011 ("Fiscal 2011"). Fiscal 2012 earnings from continuing operations were impacted by the one-time incremental costs of $29.8 million associated with the Company's previously announced sale and purchase transactions with Lowe's Food Stores, Inc. ("Lowes Foods") in June 2012 (the "Lowes Foods Transaction Expenses"). Consolidated Fiscal 2012 net earnings were $82.5 million, comprised of the $99.9 million in earnings from continuing operations and $17.4 million in losses from discontinued operations (net of tax benefits). The Company also generated net sales of $4.54 billion for Fiscal 2012, a 5.8% increase in net sales from Fiscal 2011, attributable to new store activity and comparable store sales increases. Comparable store sales increased by 3.97% for Fiscal 2012. In addition, the Company successfully completed the realignment of the Company's focus into one primary business, the supermarket business, while achieving its operating profit targets for Fiscal 2012.

We refer to the five named executive officers listed in the Summary Compensation Table for 2012 as the "NEOs." Mr. Jackson was an executive officer of the Company until he separated from employment with the Company on November 7, 2011. However, Mr. Jackson is treated as an NEO for purposes of this Proxy Statement based on SEC rules. Because some of the Compensation Committee's decisions regarding Fiscal 2012 executive compensation occurred at its meeting held subsequent to the sale of A&E and Mr. Jackson's separation, he is not included in certain of the discussions regarding the compensation setting process for Fiscal 2012 (including for example the setting of Fiscal 2012 base salaries and performance criteria for equity awards). Those distinctions are described in more detail below. The four NEOs other than Mr. Jackson are sometimes referred to as "current NEOs."

Based on a comprehensive performance assessment of the Company's financial results, and combined with a review of the economic environment and competitive trends, the Compensation Committee made the following decisions for the current NEOs for Fiscal 2012:

- Base salaries increased for each current NEO, due to the Company's meeting Fiscal 2011 performance targets and the relative success of each current NEO in achieving his applicable individual performance goals, all as described in more detail below.
- Fiscal 2012 annual cash plan incentive awards were granted to the current NEOs based upon the respective Fiscal 2012 operating results of the Company and as computed in accordance with the respective bonus formulas approved by the Compensation Committee.
- The Compensation Committee granted long-term incentive awards covering 37,500 shares of Common Stock to Mr. Dickson and covering an aggregate of 46,000 shares of Common Stock to the other current NEOs.

For Fiscal 2012, Mr. Dickson received total compensation of $3,330,328 (excluding amounts attributable to change in pension value and non-qualified deferred compensation earnings), reflecting strong Company and individual performance in Fiscal 2012. Mr. Dickson's total compensation reflects the role he plays in establishing the Company's strategic agenda and long-range plan, overseeing the management and execution of the Company's day-to-day operations and leading the Company in a challenging global economic and regulatory environment. Although his compensation is generally determined using the same methodology as used for each of the other NEOs, Mr. Dickson's compensation is higher than the compensation paid to any of the other NEOs as his responsibilities and obligations at the Company are greater than those of any of the other NEOs.

Each of the other NEOs received total compensation in Fiscal 2012, excluding amounts attributable to change in pension value and non-qualified deferred compensation earnings, as follows: Mr. Morganthall, $1,959,581, Mr. Woodlief, $1,757,768, Mr. Antolock, $1,357,675, and Mr. Jackson, $995,949. The compensation paid to the current NEOs reflects the performance of the Company during Fiscal 2012, as well as individual performance as detailed below. Mr. Jackson's compensation reflects his base salary earned through the date of his separation, a cash discretionary bonus for the performance of A&E through November 7, 2011, accelerated vesting of outstanding equity awards as of the date of his separation, and other amounts.

During Fiscal 2012, the Compensation Committee made minimal changes to the compensation programs. No changes were made to the overall design of the Company's compensation programs.

Executive Compensation Philosophy

The primary objective of the Company's executive compensation program is to enhance shareholder value in the Company while attracting, retaining and rewarding highly qualified executives. Accordingly, the Company's executive compensation program encourages management to produce strong financial performance by tying corporate and individual performance to compensation levels. The Company's executive compensation program consists generally of annual base salary, annual cash incentive bonuses, long-term equity incentive compensation, such as stock options, restricted stock and performance share grants, and other benefits.

The Company's practice is to provide incentives through its compensation program that promote both the short-term and long-term financial objectives of the Company. Achievement of short-term objectives is rewarded through base salary and annual cash incentive bonuses, while long-term equity incentive awards encourage management to focus on the Company's long-term goals and success. Both annual cash incentive bonuses and a substantial portion of long-term equity incentive compensation are performance-based. These incentives are based on financial objectives of importance to the Company, including net operating profit after tax return on invested capital. The Company's compensation practices reflect a pay-for-performance philosophy, whereby a substantial portion of an executive's potential compensation is at risk and tied to performance of the Company. The percentage of an executive's compensation that is tied to performance increases as the Company's profit performance and rate of return increases.

Compensation Setting Process

The Compensation Committee is responsible for setting total compensation for executives of the Company and for overseeing the Company's various executive compensation plans and the overall management of the compensation program. Periodically, the Compensation Committee obtains independent and impartial advice from external compensation consulting firms and industry surveys and resources in executing its responsibilities. In prior fiscal years the Compensation Committee had engaged Mercer to act as its independent compensation consultant. For Fiscal 2012 the Company did not retain the services of a compensation consultant and the Compensation Committee instead referenced information provided to the Compensation Committee from prior fiscal years by the compensation consultant, along with other market information the Compensation Committee considered relevant.

The Compensation Committee considers various published broad-based third party surveys of the annual compensation of wholesale and retail food companies as well as other retail companies including drug store, convenience, mass merchandising and specialty retail (the "Compensation Surveys"). The companies surveyed in the Compensation Surveys generally include (i) companies that operate in the specific industries in which the Company operates, (ii) regional companies that are comparable in size to the Company and (iii) other companies with which the Company believes it competes for its top executives. For example, one survey covers 214 companies in the retail sector including big box stores, grocery, drug and convenience stores, outlet stores, restaurants, department and specialty stores, while a second survey covers 111 companies in the retail sector, and a third survey covers 35 wholesale and retail food companies. The Compensation Surveys generally provide information on what companies paid their executives in terms of base salary and annual incentives, the target annual compensation the executives could have received upon attainment of certain goals, the value and composition of long term incentives companies granted to executives, and long term incentives and annual incentives as a percentage of base salary. While the Compensation Committee believes the Compensation Surveys are valuable, it does not use the Compensation Surveys as a benchmark to set executive compensation. The Compensation Committee does not believe it is appropriate to tie executive compensation directly to the compensation awarded by other companies or to a particular survey or group of surveys. Instead, the purpose of the Compensation Surveys, and the manner in which it was used by the Compensation Committee, was to provide a general understanding of current compensation practices and trends of similarly situated companies. The Compensation Surveys contain high-level analyses and are compiled from information from a number of companies. The Compensation Committee uses the Compensation Surveys as a tool to compare the overall compensation of its own executives to the executives of other companies in similar sectors. No specific compensation decision for any individual was based on or justified by any Compensation Survey.

In its annual review of executive compensation, the Compensation Committee meets with the Company's Chief Executive Officer with regard to the compensation packages of the Company's executive officers other than the Chief Executive Officer. The Chief Executive Officer recommends any compensation adjustments for these officers to the Compensation Committee for its review, with changes in compensation being based upon the individual's performance, the performance of the Company, and the individual's level of responsibility. The Compensation Committee accepts, rejects or modifies the Chief Executive Officer's recommendations at its discretion. The Compensation Committee then makes a recommendation to the independent directors for their approval. The Compensation Committee, along with the Chairman of the Corporate Governance & Nominating Committee, performs the annual evaluation of the Chief Executive Officer. The compensation for the Chief Executive Officer is approved by the independent directors upon the recommendation of the Compensation Committee.

Shareholder Say-on-Pay Vote

At the 2012 Annual Meeting of Shareholders, the Shareholders provided an advisory vote with 96% of the votes cast approving the compensation of the Company's named executive officers for Fiscal 2011 (the "Advisory Vote"). Subsequently, in its meeting held in November 2012 the Compensation Committee considered the results of the Advisory Vote in determining compensation policies and decisions of the Company. The Advisory Vote affected the Company's executive compensation decisions and policies by reaffirming the Company's pay-for-performance philosophy, and the Compensation Committee will continue to use this philosophy and past practice, as well as results of future say-on-pay proposals, in determining future compensation decisions.

The Board has determined that the Company's shareholders should vote on a say-on-pay proposal each year, consistent with the preference expressed by the shareholders at the 2010 Annual Meeting of Shareholders. Accordingly, at the Annual Meeting, shareholders will again have the opportunity to indicate their views on NEO compensation. For additional information, see "Proposal 3: Advisory (Non-Binding) "Say On Pay" Vote Approving Executive Compensation" in this Proxy Statement.

Elements of Compensation

Annual Cash Compensation. The Company's annual cash compensation for its executives consists of base salary and cash incentive bonuses. The total annual cash compensation levels of the respective executives reflect the varying duties and responsibilities of each individual executive's position with the Company, with consideration given to the executive's individual performance, as well as the consolidated financial condition and results of operation of the Company.

For Fiscal 2012, base salaries of the current NEOs were reviewed and, on average, increases of 3.8% were provided. Mr. Jackson separated from the Company prior to the Compensation Committee's determination of Fiscal 2012 base salaries. Base salary increases were based on each current NEO's achievement of personal performance objectives and operating results during Fiscal 2011. The operating results considered were primarily return on invested capital during the fiscal year calculated as net operating profit after tax divided by invested capital at the beginning of the fiscal year ("NOPAT Return") and operating margin. The personal performance objectives vary for each current NEO as described in specific detail below, and were primarily tied to the performance of the Company for the prior year, Fiscal 2011. No particular weight was assigned to any particular performance goal, and the personal performance objectives considered by the Compensation Committee may from year to year change, depending on the needs of the Company. The Chief Executive Officer meets with the Compensation Committee and presents a set of personal objectives for the Compensation Committee to consider. After discussion, the Compensation Committee approves the personal objectives for the Chief Executive Officer. For all current NEOs other than the Chief Executive Officer, the performance objectives are generally discussed between the respective current NEO and the Chief Executive Officer, who then reviews them with the Compensation Committee. The Compensation Committee does not determine the current NEOs' base salaries based on a formula or targeted performance.

Based upon the recommendations of management relating to management's expectations for Fiscal 2012 as well as the foregoing factors, the Compensation Committee determined to increase the base salaries of the current NEOs for Fiscal 2012 as detailed in the 2012 Base Salary Adjustment table below. The target corporate operating results and individual performance objectives for the current NEOs from the prior year, Fiscal 2011, that were used to determine the base salaries for Fiscal 2012 were as follows:

- For Mr. Dickson, the Fiscal 2011 target corporate operating results were achieving sales at Harris Teeter of $4.15 billion (actual $4.29 billion) and operating profit of $172.5 million (actual $191.1 million), and sales at A&E of $304.3 million (actual $320.8 million) and operating profit of $17.5 million (actual $27.0 million). The Fiscal 2011 performance objectives for Mr. Dickson included: achieving positive same store sales of 0.5%, at Harris Teeter, opening 8 new stores and completing 5 major remodelings, and achieving a variety of specific productivity, cost savings and operational goals, and at A&E, domestic and foreign profitability improvements, and increased market share in A&E's foreign markets. During Fiscal 2011, the Company achieved most of Mr. Dickson's performance objectives, including: Harris Teeter achieved positive same store sales of 3.27%, opened 7 new stores and completed 8 major remodels, and made progress on a number of productivity and other goals, and until the Company's sale of A&E, A&E maintained consistent profitability in the U.S. and achieved consistent profitability in Europe, and made some improvements in foreign market share.
- For Mr. Woodlief, the Fiscal 2011 target corporate operating results were achieving sales at Harris Teeter of $4.15 billion (actual $4.29 billion) and operating profit of $172.5 million (actual $191.1 million), and sales at A&E of $304.3 million (actual $320.8 million) and operating profit of $17.5 million (actual $27.0 million). The Fiscal 2011 performance objectives for Mr. Woodlief included continuing to support and update an enterprise-wide risk management process, work towards sale of the Company's foreign investment and assist with cost optimization efforts. During Fiscal 2011, the Company achieved most of Mr. Woodlief's performance objectives, including: the Company made a number of improvements in risk management, sold its foreign investment generating $21.6 million of cash, and made progress towards cost optimization.
- For Mr. Morganthall, the Fiscal 2011 target corporate operating results were achieving operating profit of $172.5 million (actual $191.1 million). The Fiscal 2011 performance objectives for Mr. Morganthall included instituting new management systems, re-engineering distribution work standards, achieving positive same store sales of 0.5%, and reducing energy consumption in core stores by 2%. During Fiscal 2011, the Company achieved most of Mr. Morganthall's performance objectives, including: achieving positive same store sales of 3.27%.
- For Mr. Antolock, the Fiscal 2011 target corporate operating results were achieving operating profit of $172.5 million (actual $191.1 million). The Fiscal 2011 performance objectives for Mr. Antolock included improvements in customer satisfaction, implementation of technology systems, and reducing energy consumption in core stores. During Fiscal 2011, the Company achieved most of Mr. Antolock's performance objectives.

2012 Base Salary Adjustment

Name	Fiscal 2011 Base Salary ($)	Fiscal 2012 Base Salary ($)	Increase ($)	Increase (%)
Dickson	682,000	709,000	27,000	4.0
Morganthall	482,000	500,000	18,000	3.7
Woodlief	472,500	487,000	14,500	3.1
Antolock	396,907	415,000	18,093	4.6
Jackson	328,000	N/A(1)	N/A	N/A

(1) Mr. Jackson separated from the Company on November 7, 2011 as previously discussed herein.

Annual cash incentive plan awards ("Incentive Bonuses") are provided to the current NEOs through the 2006 Cash Incentive Plan, which was approved by the shareholders at the Annual Meeting of Shareholders held on February 15, 2007. Awards under the 2006 Cash Incentive Plan link incentive pay to level of achievement of financial performance criteria. The Compensation Committee awards potential Incentive Bonuses to the current NEOs based upon each such NEO's level of responsibility within the Company, and the attainment of that potential compensation is based upon the performance of the Company. In particular, the Compensation Committee has set forth performance metrics for the Company based on information which the Compensation Committee deems most important to determining the performance of such entities. The footnotes to the Cash Incentive Plan Awards for 2012 table identify the different performance metric thresholds which the current NEOs would be required to meet in order to earn an Incentive Bonus under the plan. At its meeting in November 2012, the Board of Directors adopted the 2013 Cash Incentive Plan being presented to shareholders for approval at this Annual Meeting (see "Proposal 2: Approval of the Harris Teeter Supermarkets, Inc. 2013 Cash Incentive Plan"). It is anticipated that future Incentive Bonuses would be granted pursuant to the 2013 Cash Incentive Plan.

Harris Teeter Supermarkets, Inc. is a holding company for its primary operating subsidiary Harris Teeter, Inc. ("Harris Teeter"), and prior to the sale of A&E, was a holding company for both Harris Teeter and A&E. Historically Incentive Bonuses for the Company's executives were based on the performance of the company by which such executive was employed (i.e., Harris Teeter Supermarkets, Inc., Harris Teeter or A&E). At the time the performance criteria for Fiscal 2012 Incentive Bonuses were set, Mr. Dickson and Mr. Woodlief were employed by Harris Teeter Supermarkets, Inc. and Mr. Morganthall and Mr. Antolock were employed by Harris Teeter. Accordingly, for Fiscal 2012, Incentive Bonuses for Mr. Dickson and Mr. Woodlief were based on NOPAT Return and Incentive Bonuses for Mr. Morganthall and Mr. Antolock were based on operating profit margin. As described above, Mr. Jackson was no longer an employee of the Company as of November 2011, and, as such, the Compensation Committee did not award him an Incentive Bonus for Fiscal 2012.

Generally, if the Company or its subsidiary achieves the applicable predetermined minimum goals, which are approved by the Compensation Committee, executives are paid a predetermined percentage of their base salary as their Incentive Bonus. The percentage of base salary payable as Incentive Bonus increases as the operating profit margin or NOPAT Return increases. The Compensation Committee has the discretion to eliminate or reduce the Incentive Bonus payable to any or all of the current NEOs in accordance with the 2006 Cash Incentive Plan.

The Compensation Committee uses NOPAT Return and operating profit margin as performance measures for the Company because the Compensation Committee believes these measures are appropriate determinates of the Company's success. NOPAT Return is a measure by which the Compensation Committee is able to determine the Company's return on total invested capital (for all investors, including shareholders and debt holders). NOPAT Return effectively adjusts for the financing of a company and is a better measure of the operational performance of the business. By using NOPAT Return the Compensation Committee is able to determine the on-going operational success of the Company. Operating profit margin is a measurement of what proportion of a company's revenue is remaining after paying for all operating costs, specifically excluding financing costs. Operating profit margin provides a measure of how much a company earns (before interest and taxes) on each dollar of sales. If the operating profit margin is increasing, the Company is earning more per dollar of sales. In addition, the Compensation Committee has chosen these performance measures because the Compensation Committee believes these measures are used by third parties, such as investment banks, analysts and lenders, to judge the performance of the Company and its competitors, and these performance measures are utilized by the Company when evaluating their performance against its peers. Further, these measures are used to compensate various other employees at the Company. However, as described below, for future years the Compensation Committee expects to utilize the same Incentive Compensation performance metrics for all named executive officers, with variance in individual awards as a percentage of base salaries and the thresholds for incentive bonuses reflective of their respective roles at the Company.

Pursuant to its authority under the 2006 Cash Incentive Plan, in connection with determining whether the Company achieved its performance criteria for Fiscal 2012 Incentive Bonuses, the Compensation Committee excluded the $29.8 million of Lowes Foods Transaction Expenses, as these expenses represented one-time non-operational items occurring during the relevant performance period. The Compensation Committee determined that including the Lowes Foods Transaction Expenses in the NOPAT Return or operating profit margin calculations materially affected the fairness of those performance criteria and unduly affected the Company's ability to meet them at the prescribed levels. The Compensation Committee believes that the transactions with Lowes Foods provide a long-term strategic benefit to the Company, and that excluding the Lowes Foods Transaction Expenses is in the best interests of the Company's shareholders because it is consistent with the Company's philosophy to align executive compensation with long-term shareholder value. After excluding these expenses and reviewing the performance of the Company, the Compensation Committee determined the Fiscal 2012 Incentive Bonuses.

The following table describes the threshold and actual Incentive Bonuses that were payable under the 2006 Cash Incentive Plan to each of the current NEOs for Fiscal 2012. Based on the actual Fiscal 2012 performance of the Company, adjusted for the Lowes Foods Transaction Expenses, as previously described, the current NEOs were eligible for and received Incentive Bonuses for Fiscal 2012 in the aggregate amount of $2,043,820. The actual Incentive Bonuses payable to the current NEOs for performance in Fiscal 2012 are reflected in the following table and in the Summary Compensation Table for 2012, and additional information regarding the 2006 Cash Incentive Plan awards for Fiscal 2012 may be found below in the Grants of Plan-Based Awards Table for 2012. The difference in the potential Incentive Bonuses paid among the current NEOs is reflective of the variance in the duties and responsibilities of the positions held by each current NEO. This difference in potential Incentive Bonuses is influenced by the Compensation Committee's assessment of the degree to which the NEO may directly influence the Company's business.

Cash Incentive Plan Awards for 2012

Name	Threshold Performance Metric	Threshold Incentive Bonus (% of Base Salary)	Threshold Incentive Bonus ($)	Actual Fiscal 2012 Performance	Actual Incentive Bonus (% of Base Salary)	Actual Incentive Bonus ($)
Dickson	4% NOPAT Return on Beginning Invested Capital	N/A(1)	—	8.92% NOPAT Return on Beginning Invested Capital	118.08	837,187
Morganthall ..	2% Operating Profit Margin	15(3)	75,000	4.58% Operating Profit Margin	79.50	397,500
Woodlief	4% NOPAT Return on Beginning Invested Capital	N/A(2)	—	8.92% NOPAT Return on Beginning Invested Capital	98.40	479,208
Antolock	2% Operating Profit Margin	15(3)	62,250	4.58% Operating Profit Margin	79.50	329,925
Jackson(4) ...	—	—	—	—	—	—

(1) An Incentive Bonus of 24% of his base salary would be earned by Mr. Dickson for each 1% NOPAT return on beginning invested capital above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(2) An Incentive Bonus of 20% of his base salary would be earned by Mr. Woodlief for each 1% NOPAT return on beginning invested capital above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(3) An Incentive Bonus of 15% of his base salary would be earned by the individual upon the achievement of a 2.0% operating profit margin, and an additional Incentive Bonus of 2.5% of his base salary would be earned for each 0.1% operating profit margin over 2.0%.

(4) Mr. Jackson separated from the Company on November 7, 2011 as previously discussed herein.

As described above, the Compensation Committee historically set Incentive Bonus performance criteria based on the company by which an executive was employed. In November 2011 the Compensation Committee used this approach in setting Incentive Bonus thresholds for executives, including the current NEOs. However, subsequent to the sale of A&E, Mr. Morganthall was named President and Chief Operating Officer of the holding company, and Mr. Antolock was named an Executive Vice President of the holding company. Following the end of the performance period, the Compensation Committee reviewed its prior approach and determined that, in light of Messrs. Morganthall's and Antolock's new roles and the fact that the Company is now engaged in one principal line of business, it is appropriate and in the best interests of the Company's shareholders to award bonuses for all NEOs utilizing the same performance criteria. The Compensation Committee then determined that Mr. Morganthall and Mr. Antolock would have received a larger bonus if their Fiscal 2012 Incentive Bonuses were set based on NOPAT Return (the formula used for Mr. Dickson and Mr. Woodlief) rather than operating profit margin of Harris Teeter. Accordingly, the Compensation Committee granted discretionary cash bonuses to these two NEOs such that their total cash bonus compensation reflected approximately the amount of annual incentive compensation they would have received if their Incentive Bonuses were based on NOPAT Return. This additional amount equaled $75,000 for Mr. Morganthall and $50,000 for Mr. Antolock. These discretionary bonuses also reflected the executives' respective contributions to the Company in Fiscal 2012, which included the successful acquisition and accelerated opening of stores in connection with the Lowes Foods transactions described above. For Fiscal 2013, the Compensation Committee will use NOPAT Return for annual incentive compensation for all named executive officers and operating profit margin for certain other employees of the Company.

Long-Term Equity Incentive Compensation. The Company's executive compensation program is intended to provide executives — who have significant responsibility for the management, growth and future success of the Company — with an opportunity to increase their ownership in the Company and thereby gain from any long-term appreciation in the Company's stock. The Company typically provides long-term equity incentive compensation to its executives through the grant of restricted stock and performance shares pursuant to its shareholder approved equity incentive plans.

Generally, the Company plans its equity incentive award grant dates well in advance of any actual grant. The timing of the Company's regular annual awards coincides with a scheduled meeting of the Board of Directors, which historically has been the first meeting of the Board of Directors in the new fiscal year. The grant date is established when the Board of Directors, acting upon the recommendation of the Compensation Committee, approves the grants and all key terms. Newly hired employees may receive equity incentive awards prior to the annual grant date upon the approval of the Compensation Committee. The Company does not coordinate the timing of equity incentive awards with the release of material non-public information.

In Fiscal 2012, the Company granted restricted stock and performance shares to a broad range of management employees of the Company, including the current NEOs. All of the Fiscal 2012 grants were made in November 2011 and generally each employee received a grant of equal amounts of restricted stock and performance shares. The restricted stock vests 20% per year on each of the first five anniversaries of the date of the award. The performance shares entitled each recipient to receive shares of restricted stock, only upon the achievement of certain performance objectives as described herein for Fiscal 2012. Restricted stock issued in satisfaction of performance shares vests 25% per year on each of the first four anniversaries of the issuance of the restricted stock. The issuances of restricted stock from performance shares for the current NEOs were 100% subject to the Company meeting its operating profit projections for Fiscal 2012, which was $197,000,000.

The belief of the Compensation Committee is that the equity awards incentivize employees by tying their compensation to the value of the Company's Common Stock. The performance share grants are designed to incent the broad range of management employees, including the current NEOs, to achieve the annual operating profit projections which are provided to the Company's Board of Directors. During Fiscal 2012, with respect to performance share awards, the Company's executives earned the full amount of awards. The performance share awards for Fiscal 2012 are designed to be achievable by all of the participants in such award plans. Reference is made to the Grants of Plan-Based Awards for 2012 table for more information regarding the equity award grants.

The criteria considered by the Compensation Committee in granting restricted stock and performance shares to current NEOs included level of responsibility or position with the Company, performance and length of employment. The Compensation Committee also considers the number of equity awards previously granted to employees when approving new grants. The Company's equity based incentive compensation awards are intended to provide executive officers a vested interest in the long-term financial performance of the Company and closely align the interests of the shareholders and executives, with the goal of increasing shareholder value in the Company. The vesting schedule utilized for both the restricted stock and performance shares is a retention feature designed to encourage long-term employment by executives.

Pursuant to its authority under the 2011 Incentive Compensation Plan, in connection with determining whether the Company achieved its performance criteria for performance shares, the Compensation Committee excluded the effect of the Lowes Foods Transaction Expenses for the reasons described above with respect to Incentive Bonuses. After excluding these expenses and reviewing the performance of the Company, the Compensation Committee determined that the Company met the applicable performance criteria for issuance of restricted stock in settlement of performance shares.

2012 Restricted Stock Awards

Name	Shares of Restricted Stock Awarded in FY 2012 (1)
Thomas W. Dickson	18,750
Frederick J. Morganthall, II	10,000
John B. Woodlief	7,500
Rodney C. Antolock	5,500
Fred A. Jackson	—

(1) These awards of restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

2012 Performance Share Awards

Name	Maximum Shares of Restricted Stock Awardable in FY 2013, Contingent on FY 2012 Performance (1)	Shares of Restricted Stock Awarded in FY 2013, Based on Actual FY 2012 Performance (2)
Thomas W. Dickson	18,750	18,750
Frederick J. Morganthall, II	10,000	10,000
John B. Woodlief	7,500	7,500
Rodney C. Antolock	5,500	5,500
Fred A. Jackson	—	—

(1) Award was contingent upon achieving operating profit projection for Fiscal 2012 of $197 million.

(2) Once issued, these shares of restricted stock vest 25% per year on each of the first four anniversaries of the date of the issuance.

Pension Plan and Supplemental Executive Retirement Plan. NEOs participate in the Harris Teeter Supermarkets, Inc. Employees' Pension Plan (the "Pension Plan"), a tax-qualified defined benefit retirement plan for eligible employees, on the same basis as other similarly situated employees. NEOs also participate in the Harris Teeter Supermarkets, Inc. Supplemental Executive Retirement Plan (the "SERP"), which is an unfunded excess benefit plan maintained to supplement the benefits payable to participants (generally senior officers of the Company) under the Pension Plan. SERP participants, depending on length of service and vesting requirements, can become entitled to retirement payments inclusive of assumed pension, profit sharing and social security retirement benefits up to 60% of a participant's final average earnings. See the information under the headings "Pension Plan" and "SERP" below for a more detailed discussion of the Pension Plan and the SERP. The Company historically viewed the Pension Plan as a basic component in retaining employees; however, the Company chose to partially freeze the plan as other programs were deemed a more effective and widely utilized method to compensate and retain employees. Effective September 30, 2005, the Company's Board of Directors approved changes to the Pension Plan which prohibited participation by new employees, froze benefit accruals for certain participants, and provided transition benefits to those participants that achieved specified age and service levels on December 31, 2005. These transition benefits were provided to the majority of the Pension Plan participants as determined on the date of the freeze. Each of the Company's NEOs is entitled to these transition benefits and, as a result, the expected benefits to each under the SERP and Pension Plan were not substantially affected by the plan changes.

Deferred Compensation Plan. The Company has a deferred compensation plan, the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan (the "Flexible Deferral Plan"), which allows eligible participants to forego the receipt of earned compensation for specified periods of time. Each of the NEOs is eligible to participate in the Flexible Deferral Plan. Pursuant to the Flexible Deferral Plan, compensation earned by participants (which is also reported in the Summary Compensation Table for 2012) is deferred at the election of the plan participant. These deferred amounts and a Company match based upon the same formula applicable to deferrals made pursuant to the Retirement and Savings Plan are credited to the individual's account. The value of an individual's account will increase or decrease based on the performance of the selected market investment alternatives elected by the participant of the Flexible Deferral Plan. Additional details of the Flexible Deferral Plan are included under the heading "Flexible Deferral Plan" below.

Perquisites and Other Benefits. The Company provides certain perquisites and other benefits to executive management where they generally either (i) meet the business needs of the organization, or (ii) provide a level of benefits commensurate with the group insurance plans offered to all employees to recognize limitations on wages. The Company believes that these types of benefits are highly effective in recruiting and retaining qualified executive officers because they provide the executive officer with longer term security and protection for the future. The Company believes that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive's compensation package and furthers the Company's goal of attracting, retaining and rewarding highly qualified executives. Furthermore, the Company believes that while its executives could purchase such coverage individually, the superior purchasing power of the Company allows the Company to purchase the benefits in a more cost effective manner. The Company generally believes that perquisites have greater value to the executives than the cost to the Company to provide them, thus providing a return on the cost of providing such benefits. The Compensation Committee considers these other forms of compensation, as well as perquisites made available to executive officers, when setting annual base salary, incentive compensation and long-term incentive compensation. Additionally, the Company provides tax gross-up reimbursements to the NEOs for the value of certain of these benefits, in order to provide the NEOs with the full value of such benefits.

Perquisites. To the extent reportable perquisites, as defined by the SEC, are granted in Fiscal 2012, they are disclosed in the footnotes to the Summary Compensation Table below. Perquisites are provided from time to time consistent with the Company's philosophy outlined above.

Retirement and Savings Plan. The Company also maintains the Retirement and Savings Plan in which executives and other employees are entitled to participate upon satisfaction of the eligibility requirements. The Retirement and Savings Plan provides participants a specified Company match on a portion of their pay contributed to the Retirement and Savings Plan in accordance with plan rules. The Company provides a match equal to 50% of the pay contributed to the Retirement and Savings Plan up to 4% of pay, subject to certain limitations. The Retirement and Savings Plan also provides eligible participants a Company-paid automatic retirement contribution. Based upon age and service points, eligible participants will receive an annual automatic retirement contribution equal to between 2% and 5% of covered pay, subject to certain limitations.

Disability Benefits and Excess Liability Insurance. The Company generally provides income protection in the event of disability under group insurance plans for its employees. These group plans have limitations on income replacement and, as a result, highly compensated employees are not provided proportional income protection. Accordingly, alternative disability coverage is provided by the Company to certain members of executive management, including all current NEOs, pursuant to an executive long term disability plan (the "Executive Long Term Disability Plan"). The premiums paid with respect to the Executive Long Term Disability Plan was grossed up for tax purposes. The Company also provides personal group excess liability insurance coverage to certain members of executive management, including all current NEOs.

Life Insurance. The Company maintains a group universal insurance plan through the Key Employee Life Insurance Plan (the "KELIP") which provides for life insurance coverage equal to two and one-half times an executive's base salary. As part of the KELIP, the Company also makes a contribution into a cash value investment account on behalf of KELIP participants in the amount of 0%, 1.2% or 2.4% of base salary. All current NEOs are in the 2.4% category. In addition, the Harris Teeter Supermarkets, Inc. Executive Bonus Insurance Plan (the "EBIP") provides the Company's executives with a whole life insurance policy as to which the Company makes the premium payments while the participant is employed by the Company. The premiums paid with respect to the Executive Bonus Insurance Plan were grossed up for tax purposes. The EBIP generally requires the Company to continue premium payments on behalf of participants until age 65 if their employment is terminated within two years following a change in control. This provision is coordinated with the Change-in-Control and Severance Agreements discussed below such that, in the case of a change in control, the Company will continue EBIP premium payments for a current NEO until the later of the end of the continuation period provided under the EBIP or the Change-in-Control and Severance Agreements.

Change-in-Control and Severance Agreements. The Company entered into Change-in-Control and Severance Agreements with the NEOs during the Company's fiscal year ended September 30, 2007 ("Fiscal 2007"). As previously disclosed, at the time of his separation from the Company, the Company and Mr. Jackson mutually agreed to terminate his Change-in-Control and Severance Agreement. Please see the discussion of the Change-in-Control and Severance Agreements contained below in "Potential Payments Upon Termination of Employment or Change in Control."

Deductibility of Compensation Expenses

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") generally limits the tax deductibility by the Company for compensation paid to the Chief Executive Officer and certain highly compensated executive officers to $1 million per officer per year, unless it qualifies as "performance-based" compensation. To qualify as "performance-based," compensation payments must satisfy certain conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. It is the Company's current policy that, to the extent possible, compensation paid to its executive officers be deductible under Section 162(m) of the Code. In furtherance of this policy, the Board of Directors has adopted, and the shareholders have approved, the 2006 Cash Incentive Plan and the 2011 Incentive Compensation Plan, and the Board of Directors has adopted the 2013 Cash Incentive Plan being presented to shareholders for approval at this Annual Meeting. The 2013 Cash Incentive Plan, 2006 Cash Incentive Plan, 2011 Incentive Compensation Plan have each been structured in a manner such that cash incentive payments and performance-based equity awards under each plan can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Code.

EXECUTIVE COMPENSATION

The table below summarizes the compensation during the past three fiscal years for each NEO. Mr. Antolock became an executive officer in Fiscal 2012, so no compensation information is provided for him for Fiscal 2011 or 2010. Mr. Jackson separated from the Company in November 2011, so Fiscal 2012 reflects a partial year for him.

Summary Compensation Table for 2012

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Thomas W. Dickson	2012	709,000	—	1,591,500	—	837,187	3,283,000	192,641	6,613,328
Chairman of the Board and	2011	682,000	—	1,345,400	—	865,867	306,000	185,908	3,385,175
Chief Executive Officer	2010	620,000	—	667,062	—	662,160	1,804,000	139,686	3,892,908
Frederick J. Morganthall, II ..	2012	500,000	75,000	848,800	—	397,500	1,018,000	138,281	2,977,581
President and Chief	2011	482,000	—	672,700	—	367,525	286,000	135,867	1,944,092
Operating Officer	2010	452,500	—	333,532	—	341,638	1,245,000	118,290	2,490,960
John B. Woodlief	2012	487,000	—	636,600	—	479,208	1,205,000	154,960	2,962,768
Executive Vice President and	2011	472,500	—	576,600	—	499,905	272,000	142,592	1,963,597
Chief Financial Officer	2010	435,000	—	333,532	—	387,150	728,000	139,766	2,023,448
Rodney C. Antolock	2012	415,000	50,000	466,840	—	329,925	416,000	95,910	1,773,675
Executive Vice President									
Fred A. Jackson	2012	32,253	25,199(6)	934,425(7)	—	—	166,000	4,072	1,161,949
President of former subsidiary	2011	328,000	—	345,960	—	235,627	363,000	112,025	1,384,612
American & Efird	2010	295,000	29,500(8)	240,142	—	162,361	262,000	103,125	1,092,128

(1) Amounts represent a discretionary bonus provided to the applicable NEO for the fiscal year indicated. For more information relating to discretionary cash bonuses for Fiscal 2012, please refer to "Annual Cash Compensation" in the "Compensation Discussion and Analysis" section.

(2) Amounts reflect the grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, related to restricted stock and performance shares granted in the fiscal year noted. The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2012, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. For more information on the actual forfeitures, if any, for each of the NEOs listed in the table during Fiscal 2012, please refer to "2012 Performance Share Awards". For more information on the outstanding shares of restricted stock held by the NEOs, please refer to "Outstanding Equity Awards at Fiscal Year-End for 2012".

(3) This column represents Incentive Bonuses paid to the NEOs. In accordance with the Securities and Exchange Commission requirements, Incentive Bonuses paid are "performance-based" and therefore are reported in the Non-Equity Incentive Plan Compensation column. As described in the "Compensation Discussion and Analysis" section, such cash incentive bonuses are paid to the NEOs when specific performance measures are achieved and the payment is approved by the Compensation Committee. These amounts were paid in the November following the end of the indicated fiscal year to each respective NEO with respect to the Company's performance during the indicated fiscal year.

(4) The amounts listed for Fiscal 2012 are attributable to the change in actuarial present value for the Pension Plan and the SERP from October 3, 2011 through October 2, 2012. For a discussion of the assumptions underlying this valuation, please refer to the note to the table entitled "Pension Benefits for 2012". The Company's non-qualified deferred compensation plan does not provide above-market or preferential earnings on deferred compensation, and therefore, in accordance with Securities and Exchange Commission rules, there were no changes of value attributable to nonqualified deferred compensation earnings. A change in the actuarial present value of the benefits under the Pension Plan and the SERP can occur due to changes in the discount rate. The present values of the accumulated Pension Plan and SERP benefits of the NEOs were positively impacted due to a decrease in the discount rate from 5.50% for the Pension Plan and 5.40% in the SERP for Fiscal 2011 to 4.45% for the Pension Plan and 4.20% for the SERP for Fiscal 2012.

(5) All other compensation for each of the NEOs consists of the following:

	Thomas W. Dickson ($)	Frederick J. Morganthall, II ($)	John B. Woodlief ($)	Rodney C. Antolock ($)	Fred A. Jackson ($)
Executive Bonus Insurance Plan	42,253	41,052	52,858	28,882	—
Retirement and Savings Plan	17,250	17,150	14,772	14,700	50
Flexible Deferral Plan	22,600	12,272	14,728	5,100	2,295
Key Employee Life Insurance Plan	22,478	17,801	17,982	12,380	1,277
Tax Reimbursement	35,473	23,370	30,287	17,898	135
Executive Long Term Disability Plan	6,902	3,192	3,759	2,787	315
Dividends on unvested Restricted Stock Awards	45,685	23,444	20,574	14,163	—

(6) Amount represents a discretionary bonus provided to Mr. Jackson for the performance of A&E through November 7, 2011.

(7) Amount represents accelerated vesting of shares underlying restricted stock awards previously granted to Mr. Jackson in connection with the sale of A&E. Please refer to "Potential Payments Upon Termination of Employment or Change in Control" for additional information.

(8) Amount represents a discretionary bonus provided to Mr. Jackson in the amount of ten percent of his base salary for fiscal 2010 based on A&E's fiscal 2010 operating profit achievement.

Grants of Plan-Based Awards for 2012

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Target(#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Thomas W. Dickson					
Incentive Bonus	11/17/2011	—	N/A	N/A	N/A
Performance Shares	11/17/2011	N/A	18,750	N/A	795,750
Restricted Stock	11/17/2011	N/A	N/A	18,750	795,750
Frederick J. Morganthall, II					
Incentive Bonus	11/17/2011	75,000	N/A	N/A	N/A
Performance Shares	11/17/2011	N/A	10,000	N/A	424,400
Restricted Stock	11/17/2011	N/A	N/A	10,000	424,400
John B. Woodlief					
Incentive Bonus	11/17/2011	—	N/A	N/A	N/A
Performance Shares	11/17/2011	N/A	7,500	N/A	318,300
Restricted Stock	11/17/2011	N/A	N/A	7,500	318,300
Rodney C. Antolock					
Incentive Bonus	11/17/2011	62,250	N/A	N/A	N/A
Performance Shares	11/17/2011	N/A	5,500	N/A	233,420
Restricted Stock	11/17/2011	N/A	N/A	5,500	233,420
Fred A. Jackson	—	—	—	—	—

(1) Amounts shown are estimated threshold payouts for Fiscal 2012 to the NEOs under the 2006 Cash Incentive Plan. Under the applicable performance criteria, if the Company achieves the predetermined minimum goals, executives are paid a predetermined percentage of base compensation as Incentive Bonus. The percentage of base compensation payable as Incentive Bonus increases as the return or profit margin increases. The plans are discussed in greater detail in the "Cash Incentive Plan Awards for 2012" table and the footnotes thereunder.

(2) Amounts shown are estimated target number of performance shares awards that were granted in Fiscal 2012, assuming the Company met or exceeded its operating profit projections, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. Performance shares were 100% subject to meeting the operating profit projections for Fiscal 2012. If performance is achieved, these performance shares will be settled by issuance of restricted stock. Once issued, 25% of these shares of restricted stock vest on each of the first four anniversaries of the date of the issuance.

(3) Represents number of shares of restricted stock granted in Fiscal 2012. The restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

(4) Represents the grant date fair value of performance shares awards or restricted stock awards, as the case may be, of such award computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2012, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. The grant date fair value for performance shares awards is based on the FASB ASC Topic 718 value of $42.44 per share.

Outstanding Equity Awards at Fiscal Year-End for 2012

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Thomas W. Dickson	83,063	3,146,426	18,750	710,250
Frederick J. Morganthall, II	42,625	1,614,635	10,000	378,800
John B. Woodlief	37,407	1,416,977	7,500	284,100
Rodney C. Antolock	25,750	975,410	5,500	208,340
Fred A. Jackson	—	—	—	—
TOTALS	**188,845**	**7,153,449**	**41,750**	**1,581,490**

(1) A vesting schedule for each unvested restricted stock award, including performance shares awards that have been settled by payment of restricted stock due to the achievement of performance goals, is included herein:

Thomas W. Dickson		Frederick J. Morganthall, II		John B. Woodlief		Rodney C. Antolock	
Vesting Date	# of Shares Vesting	Vesting Date	# of Shares Vesting	Vesting Date	# of Shares Vesting	Vesting Date	# of Shares Vesting
11/15/2012	5,312	11/15/2012	2,812	11/15/2012	2,656	11/15/2012	2,025
11/17/2012	3,750	11/17/2012	2,000	11/17/2012	1,500	11/17/2012	1,100
11/18/2012	7,874	11/18/2012	3,937	11/18/2012	3,374	11/18/2012	2,025
11/19/2012	5,625	11/19/2012	2,813	11/19/2012	2,813	11/19/2012	2,025
11/20/2012	5,312	11/20/2012	2,812	11/20/2012	2,656	11/20/2012	2,025
11/17/2013	3,750	11/17/2013	2,000	11/17/2013	1,500	11/17/2013	1,100
11/18/2013	7,875	11/18/2013	3,938	11/18/2013	3,375	11/18/2013	2,025
11/19/2013	5,625	11/19/2013	2,812	11/19/2013	2,812	11/19/2013	2,025
11/20/2013	5,313	11/20/2013	2,813	11/20/2013	2,657	11/20/2013	2,025
11/17/2014	3,750	11/17/2014	2,000	11/17/2014	1,500	11/17/2014	1,100
11/18/2014	7,875	11/18/2014	3,937	11/18/2014	3,375	11/18/2014	2,025
11/19/2014	5,626	11/19/2014	2,813	11/19/2014	2,813	11/19/2014	2,025
11/17/2015	3,750	11/17/2015	2,000	11/17/2015	1,500	11/17/2015	1,100
11/18/2015	7,876	11/18/2015	3,938	11/18/2015	3,376	11/18/2015	2,025
11/17/2016	3,750	11/17/2016	2,000	11/17/2016	1,500	11/17/2016	1,100
TOTAL	**83,063**	**TOTAL**	**42,625**	**TOTAL**	**37,407**	**TOTAL**	**25,750**

(2) Calculated by multiplying the unvested shares of restricted stock by $37.88, the closing market price of the Company's Common Stock on October 2, 2012, the last day in Fiscal 2012 (the "Closing Market Price").

(3) Amounts shown are target number of shares of performance shares granted in Fiscal 2012, assuming the Company meets or exceeds its operating profit projection, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. Once issued, these performance-based shares of restricted stock vest 25% per year on each of the first four anniversaries of the date of the issuance.

(4) Calculated by multiplying the target number of shares of performance shares by the Closing Market Price.

Option Exercises and Stock Vested for 2012

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Thomas W. Dickson	—	—	24,906	1,056,270
Frederick J. Morganthall, II	—	—	13,000	551,543
John B. Woodlief	—	—	12,202	517,616
Rodney C. Antolock	—	—	8,775	372,281
Fred A. Jackson(3)	15,298	383,860	22,500	934,425

(1) The value realized on exercise represents: (a) the difference between the average of the high and low sale price ("Average Price") on the day of exercise and the exercise price multiplied by the number of shares acquired on exercise, in the case of stock swaps, and (b) the actual gain realized in the case of cashless sale or cashless hold exercises.

(2) The value realized represents the number of shares acquired on vesting multiplied by the Average Price on the day of vesting.

(3) In connection with the sale of A&E, the Board approved accelerated vesting of all previously unvested restricted stock awards for Mr. Jackson. Please refer to "Potential Payments Upon Termination of Employment or Change in Control" for additional information.

Pension Benefits for 2012 (1)

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Thomas W. Dickson	Pension Plan	32	1,271,000	—
	SERP	32	10,787,000	—
Frederick J. Morganthall, II	Pension Plan	26	949,000	—
	SERP	26	6,576,000	—
John B. Woodlief	Pension Plan	13	325,000	—
	SERP	13	4,174,000	—
Rodney C. Antolock	Pension Plan	13	233,000	—
	SERP	13	2,446,000	—
Fred A. Jackson	Pension Plan	34	—	—
	SERP	34	2,859,000	—

(1) For a discussion of the valuation methods and material assumptions applied in quantifying the present value of the current accrued benefit under each of the Pension Plan and SERP, please refer to the note entitled "Employee Benefit Plans" of the Consolidated Financial Statements included with the Company's Annual Report on Form 10-K for the year ended October 2, 2012.

(2) "Present Value of Accumulated Benefit" assumes the value of the benefit as of October 2, 2012 and assumes that the NEO will wait to receive any benefit thereunder until the NEO would have attained an age where such NEO would receive an unreduced benefit amount under such benefit plan.

Pension Plan. The Pension Plan is a tax-qualified defined benefit retirement plan for eligible employees. Effective October 1, 2005 the Pension Plan was amended to limit participation in the Pension Plan to eligible employees of the Company who were employed on September 30, 2005. All of the current NEOs are participants in the Pension Plan. Contributions to the Pension Plan are determined annually by the Retirement Plan Committee, the named fiduciary, based upon an analysis and recommendation from actuarial consultants who estimate the Plan's total obligation to participants. For participants with age and service points as of December 31, 2005 equal to or greater than 45, their benefit accruals under the Plan after September 30, 2005 will be offset by the actuarial equivalent of the portion of their account balance under the Retirement and Savings Plan that is attributable to automatic retirement contributions made by the Company after September 30, 2005, plus earnings and losses on such contributions. All NEOs had 45 points or more as of December 31, 2005. A participant's normal annual retirement benefit under the Pension Plan at age 65 is an amount equal to 0.8% (and through the Company's sale of A&E in November 2011, 0.6% for employees of A&E including Mr. Jackson) of the participant's final average earnings multiplied by years of service at retirement, plus 0.6% of the participant's final average earnings in excess of Social Security covered compensation multiplied by the number of years of service up to a maximum of thirty-five years. A participant's final average earnings is the average annual cash compensation paid to the participant during the plan year, including salary, incentive compensation and any amount contributed to the Retirement and Savings Plan, for the five consecutive years in the last ten years that produce the highest average. As of the Company's sale of A&E in November 2011, A&E employees, including Mr. Jackson, were no longer participants in the Pension Plan.

SERP. The Company also maintains the SERP. The SERP covers certain senior executive employees of the Company, including the NEOs, as designated by its administrative committee. Under the SERP, participants who retire at normal retirement age (60) receive monthly retirement benefits equal to between 55% and 60% of the participant's final average earnings times the participant's accrual fraction and reduced by the participant's (1) assumed Pension Plan Retirement Benefit, (2) assumed Social Security Benefit and (3) assumed profit sharing plan retirement benefit, if any. The final average earnings are the average annual earnings during the highest 3 calendar years out of the last 10 calendar years preceding termination of employment for all executives, other than the executives of A&E, for whom the final average earnings are the average of the 3 highest calendar years earnings during their employment. The accrual fraction is a fraction, the numerator of which is the years of credited service, the denominator of which is 20, and which may not exceed 1.0. The benefits payable under the SERP are payable for the participant's lifetime with an automatic 75% survivor benefit payable to the participant's surviving eligible spouse for his or her lifetime. Participants are eligible to receive an early retirement benefit upon termination of employment, other than on account of death, after attaining age 55 and completing 10 years of credited service. The amount of early retirement benefit is the monthly retirement benefit reduced by 0.4167% for each month by which payment begins before normal retirement age. As of the Company's sale of A&E in November 2011, accrued SERP benefits of participants who were A&E employees, including Mr. Jackson, were frozen.

Non-Qualified Deferred Compensation for 2012

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals and/or Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Thomas W. Dickson	35,000	22,600	37,280	—	354,538
Frederick J. Morganthall, II	20,000	12,272	30,133	—	271,167
John B. Woodlief	149,972	14,728	36,826	—	278,871
Rodney C. Antolock	—	5,100	174,459	—	1,046,244
Fred A. Jackson	—	2,295	—	—	16,191

Flexible Deferral Plan. The Flexible Deferral Plan is an unfunded, excess benefit plan that provides certain highly compensated employees, including the current NEOs, the opportunity to defer the receipt and taxation on a portion of their annual compensation. The purpose of the Flexible Deferral Plan is to allow deferral of a portion of the participants' annual base salary and Incentive Bonus and to supplement the benefits under the tax-qualified retirement plans to the extent that such benefits are curtailed by the application of certain limits imposed by the Code (e.g., Code Section 402(g) and Code Section 414 limitations). During Fiscal 2012, eligible employees were permitted to defer up to 50% of their base salary and up to 90% of their Incentive Bonus payment in the Flexible Deferral Plan. Cash compensation is eligible for deferral unless prohibited under Code Section 409A, subject to plan limits. Plan participants may choose deemed investments in the Flexible Deferral Plan that represent choices that span a variety of diversified asset classes. No contributions may be used to purchase the Common Stock. Participants make an election for each year's deferral election regarding the timing of plan distributions, subject to limitations under the plan and Code Section 409A. A participant may elect up to ten (10) in-service accounts and one (1) retirement account for payment of deferral contributions, subject to plan limitations. Each in-service account will be paid in accordance with the respective election in lump-sum or installments and in the year elected, subject to restrictions imposed by Code Section 409A. The Flexible Deferral Plan also allows for an in-service withdrawal for an unforeseeable emergency based on facts and circumstances that meet Internal Revenue Service and plan guidelines. The Company uses a non-qualified trust to purchase and hold the assets to satisfy the Company's obligation under the Flexible Deferral Plan, and participants in the Flexible Deferral Plan are general creditors of the Company in the event the Company becomes insolvent.

Potential Payments Upon Termination of Employment or Change in Control

After reviewing market trends, including information prepared by a consultant, the Company entered into Change-in-Control and Severance Agreements with the NEOs during Fiscal 2007. The Company determined to enter into the Change-in-Control and Severance Agreements with the NEOs because the Company believed that these agreements would ensure that the NEOs were incentivized to achieve the greatest possible return for the Company's shareholders, including through a potential change in control transaction, irrespective of a loss of their own position in connection with such a transaction. During Fiscal 2007 the Compensation Committee was presented data that a majority of public companies surveyed by the compensation consultant entered into similar agreements with their executives. A second goal of the Compensation Committee in entering into the Change-in-Control and Severance Agreements was to aid in the retention of the Company's NEOs and to give them protections and benefits similar to executives at other companies. The Compensation Committee also considered the cost to the Company of replacing the NEOs in the event of a change in control. The Compensation Committee and the Company believed it was important for the Change-in-Control and Severance Agreements to contain provisions which would prohibit the NEOs from competing against the Company or soliciting the Company's employees or clients following their termination, other than following a change in control. These provisions protect the Company from any such actions by tying the benefits the NEO would receive upon such termination of employment, to the continued adherence to the agreement.

The Compensation Committee considered the information contained in the study and asked the consultant to provide a recommendation concerning the terms of such change in control and severance agreements provided by such companies. The consultant recommended that the Company enter into agreements with the NEOs on terms substantially similar to those contained in the executed agreements. Based on the consultant's recommendations and the data contained in the consultant's study the Compensation Committee determined that the terms of the Change-in-Control and Severance Agreements were appropriate for the NEOs. The Compensation Committee presented those terms to the NEOs, and the NEOs accepted the terms as presented. The Change-in-Control and Severance Agreements are effective until the termination of the NEO's employment with the Company, or until terminated by written agreement between the Company and the NEO.

Mr. Jackson's employment with the Company ended upon the sale of A&E in November 2011. The sale of A&E did not constitute a triggering event under the Change-in-Control and Severance Agreement with Mr. Jackson. In connection with the sale, however, the Company and Mr. Jackson entered into a written agreement terminating the Change-in-Control and Severance Agreement applicable to Mr. Jackson as of the closing date of the sale, November 7, 2011, pursuant to which written agreement Mr. Jackson waived any right to receive benefits under such agreement. Because the Change-in-Control and Severance Agreement for Mr. Jackson was not in effect as of the last day of Fiscal 2012, Mr. Jackson would not have been entitled to any additional benefits assuming a triggering event occurred at such time. Accordingly, certain of the discussions below in "Potential Payments Upon Termination of Employment or Change in Control" related to NEOs exclude any hypothetical payments with respect to Mr. Jackson and, where appropriate, include a discussion of actual benefits to which Mr. Jackson became entitled in connection with his severance. Actual payments pursuant to those benefits are disclosed in the Summary Compensation Table for Fiscal 2012 and other tabular disclosure above. Additionally, as described above, accrued SERP benefits of participants who were A&E employees, including Mr. Jackson, were frozen as of November 7, 2011, however those employees, including Mr. Jackson, remain participants in the SERP.

Under the terms of the Change-in-Control and Severance Agreements, as amended, a current NEO is entitled to severance benefits only if the NEO's employment is terminated by the Company prior to a "change in control" (as defined below) transaction or after twenty-four (24) months following a "change in control" transaction. The following is a summary of the severance benefits the current NEOs are expected to receive under the Change-in-Control and Severance Agreements:

- For Messrs. Dickson and Woodlief, a single lump sum payment in an amount equal to (i) if terminated other than for "cause" (as defined below), death or disability, two (2) times the sum of his annual base salary plus the greater of (a) his "severance accrued bonus" (as defined below) or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".
- For Mr. Morganthall, a single lump sum payment in an amount equal to (i) if terminated other than for "cause", death or disability, one and one-half (1.5) times the sum of his annual base salary plus the greater of (a) his "severance accrued bonus" or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".
- For Mr. Antolock, a single lump sum payment in an amount equal to (i) if terminated other than for "cause", death or disability, the sum of his annual base salary plus the greater of (a) his "severance accrued bonus" or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".

The following is a summary of the change in control benefits the NEOs are expected to receive under the Change-in-Control and Severance Agreements if the NEO's employment terminates at any time within twenty-four (24) months following a "change in control" transaction:

- For Messrs. Dickson and Woodlief, (i) if terminated by the Company other than for "cause", death, or disability, or by the NEO for "good reason" (as defined below), a single lump sum payment in an amount equal to 2.99 times the sum of his annual base salary plus the greater of (a) his "CIC accrued bonus" (as defined below) or (b) his "CIC average prior bonus payments" (as defined below), and (ii) if terminated by the Company other than for "cause", or by the NEO for "good reason" the pro-rated portion of his "CIC prorated bonus" (as defined below). This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus such NEO may be entitled, during the period following a "change in control" transaction through the termination of his employment.
- For Mr. Morganthall, (i) if terminated by the Company other than for "cause", death, or disability, or by Mr. Morganthall for "good reason", a single lump sum payment in an amount equal to 2.50 times the sum of his annual base salary plus the greater of (a) his "CIC accrued bonus", or (b) his "CIC average prior bonus payments" and (ii) if terminated by the Company other than for "cause", or by Mr. Morganthall for "good reason", a pro-rated portion of his "CIC prorated bonus". This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus Mr. Morganthall may be entitled, during the period following a "change in control" transaction through the termination of his employment.
- For Mr. Antolock, (i) if terminated by the Company other than for "cause", death, or disability, or by Mr. Antolock for "good reason", a single lump sum payment in an amount equal to 2.00 times the sum of his annual base salary plus the greater of (a) his "CIC accrued bonus", or (b) his "CIC average prior bonus payments" and (ii) if terminated by the Company other than for "cause", or by Mr. Antolock for "good reason", a pro-rated portion of his "CIC prorated bonus". This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus Mr. Antolock may be entitled, during the period following a "change in control" transaction through the termination of his employment.

In the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", or by the NEO for "good reason", such NEO is also entitled to a payment of a bonus under an equity incentive plan based upon the Company's actual performance up to the date of termination of such NEO's employment. This bonus shall be the shares, or the cash equivalent, of the performance shares that were awarded to the NEO, subject to the achievement of certain performance criteria, prior to the termination of the NEO's employment. The shares received shall be fully vested.

In addition, in the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", death or disability, or by the NEO for "good reason", each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a period of time following a termination within 24 months of "change in control". The period of continued benefits shall be 36 months for Messrs. Dickson and Woodlief, 30 months for Mr. Morganthall and 24 months for Mr. Antolock. Alternatively, each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a different period of time following a termination before a "change in control" or more than 24 months after a "change in control". The period of continued benefits shall be 24 months for Messrs. Dickson and Woodlief, 18 months for Mr. Morganthall and 12 months for Mr. Antolock. A NEO may elect to waive these benefits and in lieu thereof receive a single lump sum payment, equal to the Company's costs in providing such benefits, including any related tax gross-up, if applicable.

If it is determined that any payment or distribution will be subject to the excise tax imposed under Internal Revenue Code Section 280G, then the NEO may be entitled to receive an additional payment or "gross up" to ensure that their severance payments are kept whole as follows:

- For Messrs. Dickson and Woodlief, there is an unconditional gross-up to cover 280G excise tax, but not ordinary tax obligations; and
- For Messrs. Morganthall and Antolock, there is a conditional gross-up to cover 280G excise tax, but not ordinary tax obligations. The "change in control" benefit payments for Messrs. Morganthall and Antolock are capped at the 280G threshold if the safe harbor is exceeded by 10% or less.

When used in the Change-in-Control and Severance Agreements, "severance accrued bonus" means an amount based upon the current bonus schedule provided in the Company's Cash Incentive Plan, calculated utilizing the Company's annualized NOPAT return on the Company's invested capital for the cumulative fiscal period-to-date as of the end of the most recent fiscal quarter ending on or before such NEO's termination.

When used in the Change-in-Control and Severance Agreements, "CIC accrued bonus" means a bonus payment based upon the current bonus schedule provided in the Company's Cash Incentive Plan, calculated utilizing the Company's annualized NOPAT return on the Company's invested capital for the fiscal period-to-date as of the most recent fiscal quarter ending on or before either: (1) the date of such NEO's termination or (2) the date of the "change in control" transaction; provided that the date which shall be used shall be the date that produces the greater payment to the NEO.

When used in the Change-in-Control and Severance Agreements, "CIC average prior bonus payments" means the greater of the average of a NEO's total bonus payments for the prior three full fiscal years ending (1) on or before such NEO's termination or (2) on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "CIC prorated bonus" means a bonus payment calculated utilizing the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief for the portion of the fiscal year period to date as of the most recent fiscal quarter ending on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "cause" means the termination of the NEO due to (a) fraud; (b) embezzlement; (c) conviction or other final adjudication of guilt of the NEO of any felony; (d) a material breach of, or the willful failure to perform and discharge such NEO's duties, responsibilities and obligations under their Change-in-Control and Severance Agreement; (e) any act of moral turpitude or willful misconduct intended to result in personal enrichment of the NEO at the expense of the Company, or any of its affiliates or which has a material adverse impact on the business or reputation of the Company or any of its affiliates; (f) intentional material damage to the property or business of the Company; or (g) gross negligence. The determination of "cause" under (d), (e), (f) and (g) shall be made by the Board of Directors in its reasonable judgment.

When used in the Change-in-Control and Severance Agreements, "good reason" shall mean the termination by the NEO of the NEO's employment with the Company within the two (2) year period following a "change in control" which is due to (i) a material diminution of responsibilities, or working conditions, or duties, or in the case of Messrs. Dickson and Woodlief, ceasing to be the Chief Executive Officer or Chief Financial Officer, respectively, of a publicly traded company; (ii) a material diminution in base salary or potential incentive compensation; (iii) a material negative change in the terms or status of the Change-in-Control and Severance Agreement; or (iv) a forced relocation of the NEO outside of a 30 mile radius of the intersection of the Trade and Tryon Streets in Charlotte, North Carolina.

When used in the Change-in-Control and Severance Agreements, a "change in control" means a "change in ownership", a "change in effective control", or a "change in the ownership of substantial assets" of a corporation as generally described in Treasury Regulation Section 1.409A-3(i)(5) and as specifically described in the Change-in-Control and Severance Agreements.

Pursuant to the Change-in-Control and Severance Agreements, except in the event the NEO's employment terminates following a "change in control", each NEO has agreed that during the term of the Change-in-Control and Severance Agreements and for a period of 24 months thereafter, the NEO shall not directly or indirectly enter into an employment relationship or a consulting arrangement (or other economically beneficial arrangement) with any competitor of the Company, as defined in each NEO's respective Change-in-Control and Severance Agreement. In addition, each NEO has agreed not to solicit, induce or attempt to induce any employee of the Company to leave the employ of the Company or to solicit or induce or attempt to induce or interfere with the relationship between any customer, supplier, or other person or entity in a business relation with the Company during the same period.

Furthermore, under the terms of the Harris Teeter Supermarkets, Inc. 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), in the event of a change in control of the Company, as defined in the 2002 Plan, if all options or restricted stock are not converted, assumed, or replaced by a successor, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse and all restricted stock shall become deliverable, unless otherwise provided in any award agreement or any other written agreement entered into with a NEO. The options shall remain exercisable for the remaining term of such option. Under the terms of the 2011 Plan, the committee established to administer such plan may grant certain awards that provide that restrictions will lapse upon, among other things, the occurrence of a change in control, as defined in the 2011 Plan. As of the end of Fiscal 2012, all outstanding restricted stock awards granted under the 2011 Plan become fully vested upon a change in control, and all performance shares granted under the 2011 Plan vest pro-rata in proportion to the portion of the performance period elapsed through the change in control.

Accrued and Vested Benefits. Each of the current NEOs has accrued various benefits under the Company's compensation programs and retirement and other broad-based employee benefit plans. Many of these benefits and awards are fully vested and each of the current NEOs would receive all of their vested benefits and awards in the event that their employment with the Company ends for any reason, including termination by the Company.

The table below summarizes the accrued and vested benefits that each of the NEOs would be entitled to, assuming termination by the NEO from the Company on October 2, 2012, not related to a "change in control" transaction and not due to death or disability.

	Thomas W. Dickson ($)	Frederick J. Morganthall, II ($)	John B. Woodlief ($)	Rodney C. Antolock ($)	Fred A. Jackson ($)
Vested SERP (1)	10,787,000	6,576,000	4,174,000	—	2,859,000
Vested Pension Benefit (1)	1,271,000	949,000	348,000	188,000	—
Vested Deferred Compensation Balance	354,538	271,167	278,871	1,046,244	16,191

(1) The amount for the SERP and Pension Benefit represents the actuarial present value of the benefit payable immediately.

In addition to the amounts listed in the table above, Mr. Jackson received 22,500 shares of Company stock underlying previously unvested restricted stock awards upon the Board's accelerating vesting of all outstanding and unvested restricted stock awards (and the shares of Company stock payable thereunder) previously granted to A&E employees at the time of the A&E sale in November 2011.

Death. The table below summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their death occurred on October 2, 2012.

	Thomas W. Dickson ($)	Frederick J. Morganthall, II ($)	John B. Woodlief ($)	Rodney C. Antolock ($)	Fred A. Jackson ($)
Incentive Bonus Payments	837,187	472,500	479,208	379,925	—
Accelerated Equity Awards (1)	3,850,058	1,990,014	1,698,159	1,181,719	—
Accelerated (Reduced) SERP	(2,876,000)	(2,019,000)	(1,126,000)	1,971,000	(895,000)
Accelerated (Reduced) Pension Benefit	(683,000)	(545,000)	(212,000)	(139,000)	—

(1) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards and performance share awards is calculated by multiplying the number of accelerated shares by the Average Price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

Disability. The table below summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the current NEOs would be entitled to, assuming their disability occurred on October 2, 2012.

	Thomas W. Dickson ($)	Frederick J. Morganthall, II ($)	John B. Woodlief ($)	Rodney C. Antolock ($)
Incentive Bonus Payments	837,187	472,500	479,208	379,925
Accelerated Equity Awards (1)	3,850,058	1,990,014	1,698,159	1,181,719
Accelerated SERP (2)	1,841,000	—	—	3,477,000
Accelerated (Reduced) Pension Benefit	(591,000)	(260,000)	(23,000)	(3,000)

(1) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards and performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

(2) Messrs. Dickson and Antolock are the only current NEOs not currently eligible for the full Plan benefit.

Termination Without Cause. The table below summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the current NEOs would be entitled to, assuming their termination by the Company on October 2, 2012, prior to a "change in control" or more than twenty-four (24) months following a "change in control" other than for "cause", death, or disability.

	Thomas W. Dickson ($)	Frederick J. Morganthall, II ($)	John B. Woodlief ($)	Rodney C. Antolock ($)
Severance Benefit (1)	3,092,374	1,346,250	1,932,416	744,925
Incentive Bonus Payments (2)	837,187	397,500	479,208	329,925
Accelerated Equity Awards (3)	3,850,058	1,990,014	1,698,159	1,181,719
Health and Welfare Benefits (4)	215,730	137,619	230,400	71,685

(1) The value of the severance benefit is calculated in accordance with and payable under the terms of each current NEO's Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms each current NEO's Change-in-Control and Severance Agreement.

(3) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock and performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

(4) This represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each current NEO under the terms of such NEO's Change-in-Control and Severance Agreement.

Termination Following a Change in Control or Resignation For Good Reason. The table below summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the current NEOs would be entitled to, assuming their termination occurred on October 2, 2012 concurrent with a "change in control" transaction.

	Thomas W. Dickson ($)	Frederick J. Morganthall, II ($)	John B. Woodlief ($)	Rodney C. Antolock ($)
Change In Control Benefit (1)	4,623,099	2,243,750	2,888,962	1,489,850
Incentive Bonus Payments (2)	837,187	397,500	479,208	329,925
Accelerated and Additional Portion of SERP Benefits (3)	2,178,000	—	1,760,000	5,179,000
Accelerated Equity Awards (4)	3,850,058	1,990,014	1,698,159	1,181,719
Health and Welfare Benefits (5)	641,799	313,926	345,600	549,647
Excise Tax (280G) Gross-up	3,502,395	—	2,176,257	2,089,923

(1) The value of the Change in Control Benefit is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(3) The value of the accelerated and additional portion of SERP Benefits reflects accelerated commencement of benefit payments without accrued benefit reduction and additional service accrual for all current NEOs, and it is valued using the discount rate and method prescribed for the 280G calculations.

(4) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock and performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

(5) The value of the health and welfare benefits represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each current NEO under the terms of their Change-in-Control and Severance Agreement.

Compensation Policies and Practices as they Relate to Risk Management

As previously discussed, the Company's compensation policies and practices for its employees are designed to attract and retain highly qualified and engaged employees, and to minimize risks that would have a material adverse effect on the Company. In addition the Company's compensation policies and practices seek to align the interests of management with those of the Company's shareholders. The Company believes its incentive compensation programs are appropriately balanced between value created indirectly by the performance of the Common Stock and payments resulting from the achievement of specific financial performance objectives. The Compensation Committee considers risks arising from the Company's employee compensation policies and practices and has concluded that any risks from such policies and practices are not reasonably likely to have a material adverse effect on the Company. Overall, the Compensation Committee reached this conclusion after considering a number of features of the Company's compensation structure that are designed to mitigate risk, such as:

- The Company uses a balance of fixed and variable compensation in the form of cash and equity, which is designed to provide both short and long-term focus.
- The overall compensation of the NEOs is not overly-weighted towards the achievement of performance criteria in a particular fiscal year and an appropriate portion of compensation is awarded in the form of equity awards that vest over a multi-year period, subject to continued service by the recipient. This further aligns the interests of the NEOs to long-term shareholder value and helps retain management.
- Payouts under the Company's annual incentive compensation and other long-term incentive programs are based on performance criteria that the Compensation Committee believes to be challenging yet reasonable and attainable without excessive risk-taking.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 2, 2012 regarding the number of shares of Common Stock that may be issued under the Company's equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	139,350	21.17	2,750,595
Equity compensation plans not approved by security holders	—	—	—
Total	139,350	21.17	2,750,595

(1) Includes grants of 103,350 performance shares outstanding as of October 2, 2012. Excludes 149,557 shares of Common Stock that are deliverable in connection with the 149,557 stock units outstanding under the Director Deferral Plan that have been accumulated in a rabbi trust for the purpose of funding distributions from the Deferral Plan. Does not include any shares of restricted stock that were outstanding as of October 2, 2012 since these shares are already outstanding and do not represent potential dilution. For more information on the Company's restricted stock and performance share grants, see the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2012.

(2) The weighted average exercise price does not take into account performance share awards or restricted stock units outstanding as of October 2, 2012.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of five independent directors and operates under a written charter adopted by the Board of Directors. The Company has affirmed to the New York Stock Exchange that the Board of Directors has determined that all members of the Audit Committee are "independent" as defined in the New York Stock Exchange Listed Company Manual.

Management is responsible for the Company's internal controls and the financial reporting process. KPMG LLP, the Company's independent registered public accounting firm (the "independent auditors"), are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report on those financial statements. The Audit Committee, among other things, is responsible for monitoring and overseeing these processes and is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Board in Rule 3200T and No. 114, "*The Auditor's Communication With Those Charged With Governance.*"

The Company's independent auditors also provided to the Audit Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent auditors that firm's independence.

Based upon the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2012.

SUBMITTED BY THE AUDIT COMMITTEE

John R. Belk
Bailey W. Patrick
Harold C. Stowe
Isaiah Tidwell
William C. Warden, Jr.

PROPOSAL 2

APPROVAL OF THE
HARRIS TEETER SUPERMARKETS, INC. 2013 CASH INCENTIVE PLAN

Effective October 3, 2012, the Board of Directors established the Harris Teeter Supermarkets, Inc. 2013 Cash Incentive Plan (referred to in this Proposal 2 as the "Plan"). The Plan replaces the Company's prior Cash Incentive Plan effective October 2, 2006. The Plan provides a non-exclusive framework that can satisfy the standards of Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the "Code"). Under the Plan, the Compensation Committee will designate performance measures and a bonus formula with respect to a performance period for each Plan participant. Utilizing those criteria and other factors that the Compensation Committee determines appropriate, the Compensation Committee uses the Plan to provide incentive compensation based upon the Company's level of achievement of financial criteria during the performance period. The Board of Directors believes that the Plan benefits shareholders because it creates a strong incentive for executives to achieve increasing levels of financial performance that are appropriate for the Company. Shareholders are being asked to approve the Plan to fulfill one of the requirements to qualify the amounts paid pursuant to the Plan for a United States federal income tax deduction.

The Board believes that it is in the best interests of the Company and its shareholders to provide for a shareholder-approved plan under which bonuses paid to its executive officers can qualify for deductibility by the Company for federal income tax purposes. Accordingly, the Company has structured the Plan in a manner such that payments under it can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Code. In general, Section 162(m) of the Code places a limit on the deductibility for federal income tax purposes of the compensation paid to the NEOs who were employed by the Company on the last day of its taxable year. Under Section 162(m), compensation paid to such persons in excess of $1 million in a taxable year is not generally deductible. However, compensation that qualifies as "performance-based" as determined under Section 162(m) does not count against the $1 million limitation. One of the requirements of "performance-based" compensation for purposes of Section 162(m) of the Code is that the material terms of the performance goals under which compensation may be paid must be disclosed to and approved by the Company's shareholders. For purposes of Section 162(m) the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goals are based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goals. Each of these aspects of the Plan is discussed below, and shareholder approval of the Plan will be deemed to constitute approval of each of these aspects of the Plan for purposes of the approval requirements of Section 162(m) of the Code.

The following constitutes a brief discussion of the material features of the Plan, and is qualified in its entirety by reference to a copy of the Plan which is attached as Appendix A to this Proxy Statement.

Administration

The Compensation Committee has complete authority to: (i) select from the eligible participants the individuals to whom awards under the Plan may from time to time be paid, (ii) determine the performance periods and performance goals upon which payment of awards under the Plan will be based, and (iii) make any other determination and take any other action that the Compensation Committee deems necessary or desirable to discharge its duties under the Plan. The Compensation Committee will have the responsibility for general administration and interpretation of the Plan, except to the extent inconsistent with Section 162(m) of the Code. The Compensation Committee may delegate its administrative tasks to the Company's employees or others as it deems appropriate.

Participation and Eligibility

Each of the Company's employees who is considered an "executive officer" within the meaning of the Securities Exchange Act of 1934, as amended, is eligible to participate in the Plan. The Company's non-employee directors are not entitled to participate in the Plan. Currently, the Company's four current NEOs are the only persons eligible to participate in the Plan.

The payment of a bonus in accordance with the Plan requires that the executive officer be an active employee on the payroll of the Company or an affiliate on the last day of the performance period and at the time the payment is made, unless the executive officer's employment was earlier terminated due to early, normal or late retirement under the terms of the Company's pension or similar retirement plan.

Plan Operation

Within the earlier of (i) 90 days after commencement of a performance period, or (ii) the expiration of 25% of the performance period, the Compensation Committee will designate and approve in writing:

- the performance period (the Plan defines "performance period" to mean the Company's fiscal year or such other period that the Compensation Committee may establish),
- the employees (designated by position or name) who will be participants in the Plan for the performance period,
- the performance measures and targeted performance goals for those measures during the performance period, and
- the bonus formula applicable to each participant for the performance period (which can be set on an individual or group basis).

When the Compensation Committee establishes a bonus program, the Compensation Committee first determines the length of the performance period in which a bonus program applies. For example, the Compensation Committee determined at its November 2012 meeting that the Fiscal 2013 cash incentive awards will have a performance period that coincides with Fiscal 2013. The Compensation Committee also determines the performance measures and targeted goals for the applicable performance period.

Business Criteria and Maximum Amount of Compensation Payable Under the Plan

The performance measures for any performance period will be any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a region, business unit, affiliate or business segment, either individually, alternatively or in any combination, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, in each case as specified by the Compensation Committee: (i) return on invested capital, (ii) net operating profit (before or after tax), (iii) operating profit margin, (iv) gross margin, (v) operating profit, (vi) earnings before income taxes, (vii) earnings (which may include earnings before interest and taxes and net earnings, and may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or adjusted to include or exclude any or all items), (viii) earnings per share (on a GAAP or non-GAAP basis), (ix) growth in any of the foregoing measures, (x) stock price, (xi) return on equity or average shareholders' equity, (xii) total shareholder return, (xiii) growth in shareholder value relative to the moving average of the S&P 500 Index or another index, (xiv) return on capital, (xv) return on assets or net assets, (xvi) return on investment, (xvii) economic value added, (xviii) market shares, (xix) overhead or other expense reduction, (xx) credit rating, strategic plan development and implementation, (xxi) succession plan development and implementation, (xxii) improvement in workforce, (xxiii) diversity, (xxiv) customer indicators, (xxv) improvements in productivity, (xxvi) attainment of objective operating goals and (xxvii) employee metrics.

The Plan further provides that the Compensation Committee may appropriately adjust any evaluation of performance under a performance measure to exclude any of the following events that occurs during a performance period: (A) the effects of currency fluctuations, (B) any or all items that are excluded from the calculation of non-GAAP earnings as reflected in any the Company press release and Form 8-K filing relating to an earnings announcement, (C) asset write-downs, (D) litigation or claim judgments or settlements, (E) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (F) accruals for reorganization and restructuring programs, and (G) any other extraordinary or non-operational items. However, in no event will the Compensation Committee use its discretion to increase a bonus paid to a participant.

The maximum bonus that any one participant may be paid under the Plan in any one fiscal year is $2 million.

Compensation Committee Certification and Determination of Awards

The bonus amount for each participant is determined after calculating the amount payable under the bonus formula approved at the beginning of the performance period for the participant. After the conclusion of each performance period, the Compensation Committee will determine and certify the extent to which the targeted goals for the performance measures applicable to the performance period were achieved or exceeded. The Compensation Committee will also certify the bonus amount for each participant for the performance period based upon the bonus formula for such participant as previously established by the Compensation Committee. The Compensation Committee has the authority to reduce or eliminate the amount of any bonus payable under the Plan to any participant; however, the Compensation Committee cannot increase the bonus amounts payable under the Plan in excess of the maximum that a participant would receive based on the bonus formula established for the participant at the beginning of the performance period.

Non-exclusivity

Nothing contained in the Plan prevents the Board from adopting other or additional compensation arrangements that provide for bonuses or other forms of compensation for the Company's executive officers, directors or other employees regardless of shareholders' approval of the Plan. Such other arrangements may or may not qualify for deductibility under Section 162(m) of the Code and may be either applicable only for specific executives, directors or employees or may be generally applicable. However, for payments under the Plan to qualify as performance-based compensation under Section 162(m), any such other or additional compensation arrangements may not be designed to provide Plan participants all or part of the compensation they would receive under the Plan regardless of whether the performance goal is attained.

Term, Amendment and Termination of the Plan

The Plan is effective as of October 3, 2012, provided that the Plan will terminate unless it is approved by shareholders at the Annual Meeting. If the shareholders do not approve the Plan, awards that are comparable to the 2013 cash Incentive Awards are expected to be granted in accordance with the Company's historical cash incentive program, however, these awards will not be eligible for deduction under Section 162(m) to the extent the participant's total compensation exceeds the $1 million limit established by Section 162(m). If the Plan is approved by shareholders, the Compensation Committee may establish additional bonus grants for subsequent performance periods until the earlier of (i) its termination at the discretion of the Compensation Committee, (ii) the date any shareholder approval requirement under Section 162(m) of the Code ceases to be met or (iii) the date that is five years after the Annual Meeting.

The Compensation Committee may amend, suspend or terminate the Plan at any time as it may deem proper and in the best interests of the Company; provided that no amendment, suspension or termination may be made that would increase the amount of compensation payable pursuant to a bonus awarded under the Plan or cause amounts payable under the Plan to fail to qualify as performance-based compensation under Section 162(m) of the Code. Administrative changes or changes required by law may be made by the Compensation Committee. To the extent required under applicable law, amendments to the Plan will be subject to shareholder approval.

New Plan Benefits

The performance criteria for Fiscal 2013 Cash Incentive Awards to the current NEOs have been established under the Plan (the "2013 Cash Incentive Awards"). These awards entitle each recipient to a cash payment in fiscal 2014, based upon level of achievement of certain financial criteria for Fiscal 2013. Generally, if the Company achieves the predetermined minimum level of achievement, executives are paid a predetermined percentage of base compensation as incentive pay. The percentage of base compensation payable as incentive compensation increases as the return or profit margin increases. Amounts to be received, if any, by the participants in connection with the 2013 Cash Incentive Awards are based on the Company's Fiscal 2013 performance, and, accordingly, the value of the awards is not currently determinable. However, for the purposes of illustration only, set forth herein are the amounts that would have been received in connection with the 2013 Cash Incentive Awards if the Plan and these awards had been in effect for Fiscal 2012.

Harris Teeter Supermarkets, Inc. 2013 Cash Incentive Plan

Name and Position	Dollar Value ($) (1)
Thomas W. Dickson Chairman of the Board and Chief Executive Officer	$ 837,187
Frederick J. Morganthall, II President and Chief Operating Officer	$ 397,500
John B. Woodlief Executive Vice President and Chief Financial Officer	$ 479,208
Rodney C. Antolock Executive Vice President	$ 329,925
Fred A. Jackson President of Former Subsidiary American & Efird	—
Executive Group	$2,043,820
Non-Executive Director Group	—
Non-Executive Officer Employee Group	—

(1) The 2013 Cash Incentive Awards are calculated based on NOPAT Return for Mr. Dickson and Mr. Woodlief and, for the purpose of this illustrative table only, based on operating profit margin for Mr. Morganthall and Mr. Antolock.

Federal Income Tax Consequences

All amounts paid pursuant to the Plan constitute taxable income to the employee when received. If a participant elects to defer a portion of the bonus, the participant may be entitled to defer the recognition of income. Generally, and subject to Section 162(m) of the Code, the Company will be entitled to a federal income tax deduction when amounts paid under the Plan are included in the employee's income. Subject to shareholder approval of the Plan, the failure of any aspect of the Plan to satisfy Section 162(m) shall not void any action taken by the Compensation Committee under the Plan.

As stated previously, the Plan is being submitted for shareholder approval at the Annual Meeting so that payments under the Plan can qualify for deductibility by the Company under Section 162(m) of the Code. However, shareholder approval of the Plan is only one of several requirements under Section 162(m) of the Code that must be satisfied for amounts payable under the Plan to qualify for the "performance-based" compensation exemption under Section 162(m) of the Code, and submission of the Plan to shareholder approval should not be viewed as a guarantee that all amounts paid under the Plan will in practice be deductible by the Company.

The foregoing is only a summary of the effect of federal income taxation upon employees and the Company with respect to amounts paid pursuant to the Plan. It does not purport to be complete and does not discuss the tax consequences arising in the context of the employee's death or the income tax laws of any municipality, state or foreign country in which the employee's income or gain may be taxable.

Vote Required

The approval of the Plan requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy. Accordingly, while abstentions and broker non-votes, if any, will count for purposes of establishing a quorum with respect to this matter at the Annual Meeting, neither abstentions nor broker non-votes will have the effect of a negative vote with respect to this matter.

The Board of Directors recommends that the shareholders vote FOR the approval of the 2013 Cash Incentive Plan.

PROPOSAL 3

ADVISORY (NON-BINDING) "SAY ON PAY" VOTE APPROVING EXECUTIVE COMPENSATION

As discussed under the heading "Compensation Discussion and Analysis," the Company's executive compensation program is designed to enhance shareholder value in the Company while attracting, retaining and rewarding highly qualified executives. Additionally, the Company's compensation practices reflect a pay-for-performance philosophy, whereby a substantial portion of an executive's potential compensation is at risk and tied to performance of the Company.

For these reasons and the others described elsewhere in this Proxy Statement, the Board of Directors recommends that the Company's shareholders vote in favor of approving the compensation of the NEOs as described in the narrative disclosure, tables and footnotes contained in this Proxy Statement (including under the heading "Compensation Discussion and Analysis" and in the Summary Compensation Table for 2012).

The Board of Directors recommends approval of the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's named executive officers for the fiscal year ended October 2, 2012, as disclosed in Company's Proxy Statement for Fiscal 2012 pursuant to the compensation disclosure rules of the Securities and Exchange Commission."

The above "Say on Pay" vote is being provided pursuant to Section 14A of the Exchange Act, is an advisory vote only and is not binding on the Company or the Board of Directors. However, the Compensation Committee will consider, in its discretion, the result of the Say on Pay vote in future compensation decisions for the NEOs. The Company includes this shareholder advisory vote annually, and the next such vote will occur at the 2014 Annual Meeting of Shareholders.

Vote Required

The proposal for providing an advisory (non-binding) resolution approving the NEO compensation for Fiscal 2012 requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy. Accordingly, while abstentions and broker non-votes, if any, will count for purposes of establishing a quorum with respect to this matter at the Annual Meeting, neither abstentions nor broker non-votes will have the effect of a negative vote with respect to this matter.

The Board of Directors recommends that the shareholders vote FOR the resolution approving the compensation of the Company's named executive officers as described in the Proxy Statement.

PROPOSAL 4

RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has retained KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending October 1, 2013. Although the Audit Committee has the sole authority to select and appoint the independent registered public accounting firm, the Board of Directors deems it advisable to obtain your ratification of this appointment. In retaining KPMG LLP as the Company's independent registered public accounting firm, the Audit Committee considered whether the provision of non-audit services by KPMG LLP was compatible with maintaining KPMG LLP's independence and concluded that it was.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to respond to appropriate questions and to make a statement if they desire.

Vote Required

The ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy.

The Board of Directors recommends that the shareholders vote FOR the ratification of the appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending October 1, 2013. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee will consider a change in independent registered public accounting firm for the next fiscal year.

Audit Fees

The fees billed by or payable to KPMG LLP for services rendered to the Company for the fiscal years indicated were as follows:

	Fiscal Year Ended	
	October 2, 2012 ($)	October 2, 2011 ($)
Audit Fees	468,000	930,044
Audit Related Fees (1)	203,500	—
Tax Fees (2)	580,031	382,020
All Other Fees (3)	234,650	100,000

(1) These amounts were incurred primarily for the audit of discontinued operations.

(2) Amounts for Fiscal 2012 include $114,435 for tax compliance services related to short-period state returns related to A&E. The remaining fees related to other tax compliance services for the respective fiscal years.

(3) These amounts were incurred for tax analysis in connection with the sale of A&E.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm. As part of this responsibility, the Audit Committee is required to pre-approve all audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair their independence from the Company. Accordingly, the Audit Committee has adopted procedures and conditions under which services proposed to be performed by the independent registered public accounting firm must be pre-approved.

Pursuant to this policy, the Audit Committee will consider annually and approve the terms of the audit engagement. Any proposed engagement relating to permissible non-audit services must be presented to the Audit

Committee and pre-approved on a case-by-case basis. In addition, particular categories of permissible non-audit services that are recurring may be pre-approved by the Audit Committee subject to pre-set fee limits. If a category of services is so approved, the Audit Committee will be regularly updated regarding the status of those services and the fees incurred. The Audit Committee reviews requests for the provision of audit and non-audit services by the Company's independent registered public accounting firm and determines if they should be approved. Such requests could be approved either at a meeting of the Audit Committee or upon approval of the Chair of the Audit Committee, or another member of the Audit Committee designated by the Chair. If a permissible non-audit service is approved by the Chair or his designee, that decision is required to be presented at the next meeting of the Audit Committee. Prior to approving any services, the Audit Committee considers whether the provision of such services is consistent with the Securities and Exchange Commission's rules on auditor independence and is compatible with maintaining KPMG LLP's independence. All of the fees paid or payable to KPMG LLP for Fiscal 2012 were pre-approved by the Audit Committee.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

The Company's Code of Business Conduct and Ethics provides that all employees, officers and directors must avoid any activity that is, or has the appearance of, conflicting with the interests of the Company and that transactions in which certain related persons may have a material interest must be disclosed to the Company. Related party transactions are reported to the Company's Secretary in response to an annual written questionnaire, or by the parties involved from time to time, and reviewed by legal counsel for inclusion in the proxy statement as appropriate. The Company's executive officers and legal counsel review any related party transaction and determine whether such transaction should be reported to the Board of Directors.

The Company does not have a formal policy concerning the review, approval or ratification of related party transactions; however, as the transactions are reported, the Board of Directors considers any related party transactions on a case by case basis to determine whether the Board of Directors must approve such transaction and, if the Board of Directors determines such approval is required, the Board of Directors then determines, among other things, whether the transaction or arrangement was undertaken in the ordinary course of business and whether the terms of the transaction are no less favorable to the Company than terms that could have been reached with an unrelated party. If any member of the Board of Directors is interested in the transaction, such director will recuse themselves from the discussion and decision on the transaction. For transactions that have been recurring annually, such as the transactions with Metro Marketing and John Dickson as described below, the Board of Directors reviews the disclosure provided in the Proxy Statement, and determines if any additional action or approval is required.

During Fiscal 2012, Metro Marketing acted as a designated broker for Harris Teeter for several of its private label products and other specialty products. Metro Marketing, in its role as independent broker, performed various services on behalf of Harris Teeter including order placement, interface with manufacturers for product issues or product problems, marketing and retail support services and the development of new products. Third party manufacturers represented by Metro Marketing that provide these products to Harris Teeter are required to pay Metro Marketing a fee based upon the amount of product sold. Rush Dickson (the brother of Thomas W. Dickson) is the owner of Metro Marketing. During Fiscal 2012, Harris Teeter purchased approximately $38,837,352 of product from manufacturers represented by Metro Marketing resulting in fees of approximately $1,132,667 paid to Metro Marketing. Included in these purchases is approximately $536,617 paid by Harris Teeter to a manufacturer whose principal shareholder has borrowed approximately $1.8 million from Metro Marketing. The terms of such services provided by Metro Marketing to Harris Teeter are, in the Company's opinion, no less favorable than the Company would have been able to negotiate with an unrelated party for similar services.

John Dickson (the brother of Thomas W. Dickson) is the Director of Property Development for Harris Teeter and was paid an aggregate salary, bonus and taxable benefits of $161,697 during Fiscal 2012. The terms of the employment relationship with John Dickson are, in the Company's opinion, no less favorable than the Company would have been able to enter into with a similarly situated employee that was an unrelated party.

On December 12, 2011, Harris Teeter and Legacy Properties — College Road Investments, LLC (the "Wilmington Landlord") entered into an amendment to Harris Teeter's existing lease for the Harris Teeter store located at 820 South College Road in Wilmington, North Carolina. The amendment was entered into in connection with the Wilmington Landlord's purchase of the real estate from an unrelated party that had listed the property for sale on the open market. Under the terms of the amendment to the lease, the Wilmington Landlord agreed to provide $150,000 to be used by Harris Teeter for renovations to the front exterior of the store, and Harris Teeter agreed to extend the base term of the lease, which was slated to expire in May 2015, for an additional ten years beyond the original expiration date. Under the existing lease, which has been in place since 1995, Harris Teeter is required to pay to the Wilmington Landlord approximately $616,858 per year (of which $558,340 is base rent and approximately $58,518 is pass-through payments such as taxes and insurance), which terms were unchanged by the amendment. The amendment to the lease provides for six five-year renewal periods, exercisable at the option of Harris Teeter, with a rent increase of five percent effective at the beginning of each renewal period. Harris Teeter and the Wilmington Landlord entered into two subsequent amendments in Fiscal 2012 relating to Harris Teeter's termination rights in the event of certain occurrences at the store and an extension of the initial term by five years (with the same five-year extension options) at the same lease rates, with certain site improvements and other obligations being incurred by the Wilmington Landlord in connection with the construction of shop space adjacent to the Harris Teeter store.

William T. Dickson and Michael A. Dickson (sons of Thomas W. Dickson) together own all of the equity interests in the Wilmington Landlord. In determining whether to approve the transactions described above, the Board took into consideration the report of an independent certified real estate appraiser, which found the rental rate to be at or slightly below market and the $150,000 of improvement allowance as well as the lease extension terms to be in favor of Harris Teeter. As a result, the Board approved the amendments and transactions. The amounts paid to the Wilmington Landlord under the lease, as amended, for Fiscal 2012 was approximately $532,310. The terms of the lease, as amended, are, in the Company's opinion, no less favorable than the Company would have been able to negotiate with an unrelated party.

R. Stuart Dickson (the father of Thomas W. Dickson) retired from the Company as an executive officer effective May 1, 2002, retired from his position as Chairman of the Executive Committee of the Board effective March 31, 2006, and retired from the Board at the 2008 Annual Meeting. At the time of his retirement as an executive officer, he became eligible to receive retirement benefits earned during his employment with the Company. The targeted aggregate annual retirement benefit pursuant to the SERP, Pension Plan and Social Security was $241,573. In addition, beginning in January 2003, R. Stuart Dickson began to receive monthly payments for a fifteen-year period pursuant to, and in accordance with the terms of, an historical deferred compensation plan in the amount of $19,899. In recognition of R. Stuart Dickson's 38 years of service as a Company executive and his invaluable contributions to the Company, upon the approval of the Board of Directors, the Company entered into a Supplemental Executive Retirement Plan (the "March 2006 Retirement Plan") that provides an annual life-time payment in the amount of $98,000, paid in equal monthly installments. The March 2006 Retirement Plan became effective as of March 31, 2006, and the first of the monthly payments began on April 1, 2006.

R. Stuart Dickson has been permitted to continue to use the Company's parking facilities and administrative support for personal purposes, but is required to reimburse the Company for such usage. Consistent with past practice, he may also request to use Company aircraft for personal purposes, subject to availability and approval by the Company. No reimbursement to the Company was historically required for such use, nor is reimbursement currently required or expected to be required in the future. However, Internal Revenue Service regulations require reporting of such use as taxable income to the individual, determined in accordance with rates prescribed by those regulations. Currently R. Stuart Dickson is not an employee or director of the Company, but continues to receive the retirement benefits earned as an employee with the Company. The terms of the retirement benefits provided to R. Stuart Dickson were approved by the Board of Directors in March 2006 as specified above based upon his contributions to the Company and based on the belief of the Board of Directors that such benefits were merited by his service to the Company. The terms of those benefits are, in the Company's opinion, no more favorable to R. Stuart Dickson than the Company would have provided to other executives for similar services, based on the relative contributions and service of R. Stuart Dickson.

On June 13, 2012, in connection with the previously disclosed transactions with Lowes Foods, Harris Teeter assumed from Lowes Foods a lease for property located at 10828 Providence Road in Charlotte, North Carolina. In Fiscal 2012, pursuant to the lease, Harris Teeter paid to Promenade Shopping Center, LLC (the "Promenade Landlord") $279,439 (consisting of $248,831 in rent, plus certain reimbursements and pass-through payments). Subsequent to Fiscal 2012, the payments due to the Promenade Landlord through the stated lease expiration of December 6, 2025 are estimated, based upon current levels of expenditures, to total approximately $1,008,618 per year. John P. Derham Cato is a director of the Company. Trusts established by members of Mr. Cato's family, and in which Mr. Cato and his siblings have certain economic interests, own 90% of the equity interests in the Promenade Landlord, with the remaining 10% equity interest owned by an unrelated third party. A member of his immediate family also is a manager of an entity that is a manager of the Promenade Landlord. In determining whether to approve these transactions, the Board took into consideration the fact that (a) the overall transactions with Lowes Foods were in the best interest of the Company; (b) the lease assumption was a required part of such transactions; (c) the lease assumption was entered into in the ordinary course of Harris Teeter's business; and (d) the lease, which was entered into in 2004 by unrelated parties, remained unchanged as a result of the lease assumption. As a result, the Board approved the related party transactions described above. The terms of Harris Teeter's assumption are, in the Company's opinion, no less favorable than the Company would have been able to negotiate with an unrelated party.

See "Potential Payments Upon Termination of Employment or Change in Control" included herein for a more detailed discussion of agreements with the NEOs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the individuals that served as a member of the Compensation Committee during Fiscal 2012 were at any time officers or employees of the Company or had any relationship with the Company requiring disclosure under Securities and Exchange Commission regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires the Company's directors, certain officers and beneficial owners of more than ten percent of the Company's Common Stock to file reports with the Securities and Exchange Commission indicating their holdings of and transactions in the Company's equity securities and to provide copies of such reports to the Company. To the Company's knowledge, based solely on a review of such copies or written representations relating thereto, insiders of the Company complied with all filing requirements for the fiscal year.

SHAREHOLDER PROPOSALS

The deadline for submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareholders is Friday, September 6, 2013. Any shareholder proposal to be submitted at the 2014 Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement), including nominations for election to the Board of Directors, must also comply with Article III, Section 12 of the Company's Bylaws, which requires that a shareholder give written notice to the Company not later than the 45th day prior to the first anniversary of the date the Company first mailed its proxy materials for the preceding year's annual meeting of shareholders. Shareholder proposals submitted at the 2014 Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement) will not be considered timely unless the notice required by the Bylaws is delivered to the Secretary of the Company not later than Wednesday, November 20, 2013.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The Securities and Exchange Commission rules permit registrants to send a single Notice to any household at which two or more shareholders reside if the registrant believes they are members of the same family. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces the expense to the registrant. The Company has not implemented these householding rules with respect to its record holders; however, a number of brokerage firms have instituted householding which may impact certain beneficial owners of Common Stock. If your family has multiple accounts by which you hold Common Stock, you may have previously received a householding notification from your broker. Please contact your broker directly if you have any questions, require additional copies of the Notice, or wish to revoke your decision to household, and thereby receive multiple Notices. Those options are available to you at any time.

ANNUAL REPORT

We filed an Annual Report on Form 10-K with the Securities and Exchange Commission on November 21, 2012. We make available through the Company's Website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. **Shareholders may also obtain a copy of these reports, without**

charge, upon request to: Harris Teeter Supermarkets, Inc., 701 Crestdale Road, Matthews, North Carolina 28105, Attention: Secretary of the Corporation.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. However, if other matters are properly presented at the Annual Meeting, it is the intention of the proxy holders named in the accompanying form of proxy to vote the proxies in accordance with their best judgment.

By order of the Board of Directors

Douglas J. Yacenda
Secretary

January 4, 2013

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HARRIS TEETER SUPERMARKETS, INC.
2013 CASH INCENTIVE PLAN

1. Purpose.

The purpose of this Plan is to provide executive officers of Harris Teeter Supermarkets, Inc. (f/k/a Ruddick Corporation) and its Affiliates with incentive compensation based upon the level of achievement of financial, business and other performance criteria. This Plan is intended to permit the payment of bonuses under various plans or arrangements that may qualify as performance-based compensation under Code Section 162(m) and related regulations. This Plan is a successor to the Ruddick Corporation Cash Incentive Plan which was effective October 2, 2006.

2. Definitions.

(a) **"Affiliate"** means a wholly owned subsidiary of Harris Teeter Supermarkets, Inc. or any entity that, directly or indirectly, is controlled by Harris Teeter Supermarkets, Inc.

(b) **"Board"** means the Board of Directors of Harris Teeter Supermarkets, Inc.

(c) **"Bonus"** means a cash payment made pursuant to this Plan with respect to a particular Performance Period, determined pursuant to Section 8 below.

(d) **"Bonus Formula"** means as to any Performance Period, the formula established by the Committee pursuant to Section 6 of this Plan in order to determine the Bonus amounts, if any, to be paid to Participants based upon the level of achievement of targeted goals for the selected Performance Measures. The formula may differ from Participant to Participant or business group to business group. The Bonus Formula shall be of such a nature that an objective third party having knowledge of all the relevant facts could determine whether targeted goals for the Performance Measures have been achieved.

(e) **"Code"** means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(f) **"Committee"** means the Compensation Committee of the Board consisting of at least two directors who shall qualify as "outside directors" within the meaning of Code Section 162(m).

(g) **"Fiscal Year"** means the fiscal year of Harris Teeter Supermarkets, Inc. or its Affiliates.

(h) **"Participant"** means an employee of Harris Teeter Supermarkets, Inc. or its Affiliates who is considered an executive officer of Harris Teeter Supermarkets, Inc. or its Affiliates within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and as designated under Section 6 below.

(i) **"Performance-Based Compensation"** means compensation that qualifies as "performance-based compensation" within the meaning of Code Section 162(m) and related regulations.

(j) **"Performance Measure"** means any one or more of the performance criteria listed below. The performance criteria may be applied either individually, alternatively, or in any combination and measured on an absolute basis or relative to a pre-established target as may be specified and approved by the Committee. The performance criteria may include: return on invested capital, net operating profit (before or after tax), operating profit margin, gross margin, operating profit, earnings before income taxes, earnings (which may include earnings before interest and taxes and net earnings, and may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or adjusted to include or exclude any or all items), earnings per share (on a GAAP or non-GAAP basis), growth in any of the foregoing measures, stock price, return on equity or average shareholders' equity, total shareholder return, growth in shareholder value relative to the moving average of the S&P 500 Index or another index, return on capital, return on assets or net assets, return on investment, economic value added, market shares, overhead or other expense reduction, credit rating, strategic plan development and implementation, succession plan development and implementation, improvement in workforce, diversity, customer indicators, improvements in productivity, attainment of objective operating goals and employee metrics.

(k) **"Performance Period"** means any Fiscal Year or such other period as determined by the Committee.

(l) **"Plan"** means this Harris Teeter Supermarkets, Inc. 2013 Cash Incentive Plan.

(m) **"Predetermination Date"** means, for a Performance Period, (i) the earlier of 90 days after commencement of the Performance Period or the expiration of 25% of the Performance Period, provided that the achievement of targeted goals under the selected Performance Measures for the Performance Period is substantially uncertain at such time; or (ii) such other date on which a performance goal is considered to be pre-established pursuant to Code Section 162(m).

3. Eligibility.

The individuals eligible to participate in this Plan for a given Performance Period shall be limited to Participants as defined herein.

4. Plan Administration.

(a) The Committee shall be responsible for the requirements for qualifying compensation as Performance-Based Compensation. Subject to the limitations on Committee discretion imposed under Code Section 162(m), including limits on discretionary bonus increases, the Committee shall have such powers as may be necessary to discharge its duties hereunder. The Committee shall be responsible for the general administration and interpretation of this Plan and for carrying out its provisions, including the authority to construe and interpret the terms of this Plan, determine the manner and time of payment of any Bonuses, prescribe forms and procedures for purposes of Plan participation and distribution of Bonuses and adopt rules, regulations and to take such action as it deems necessary or desirable for the proper administration of this Plan. The Committee may delegate its administrative tasks to Harris Teeter Supermarkets, Inc. employees or others as appropriate for proper administration of this Plan.

(b) Any rule or decision by the Committee or its delegate(s) that is not inconsistent with the provisions of this Plan shall be conclusive and binding on all persons, and shall be given the maximum deference permitted by law.

5. Term.

This Plan shall be effective as of October 3, 2012. Notwithstanding the foregoing, this Plan shall terminate unless it is approved at the next Harris Teeter Supermarkets, Inc. annual shareholders' meeting following the date that the Board adopts this Plan. Once approved by the Harris Teeter Supermarkets, Inc.'s shareholders, this Plan shall continue until the earlier of (i) a termination under Section 9 of this Plan, (ii) the date any shareholder approval requirement under Code Section 162(m) ceases to be met or (iii) the date that is five years after the February , 2013 shareholder meeting.

6. Bonuses.

Prior to the Predetermination Date for a Performance Period, the Committee shall designate and approve in writing, the following:

(a) Performance Period;

(b) Positions or names of employees who will be Participants for the Performance Period;

(c) Targeted goals for selected Performance Measures during the Performance Period; and

(d) Applicable Bonus Formula for each Participant, which may be for an individual Participant or a group of Participants.

7. Determination of Amount of Bonus.

(a) **Calculation.** After the end of each Performance Period, the Committee shall certify in writing (to the extent required under Code Section 162(m)) the extent to which the targeted goals for the Performance Measures applicable to each Participant for the Performance Period were achieved or exceeded. The Bonus for each Participant shall be determined by applying the Bonus Formula to the level of actual performance that has been certified by the Committee. Notwithstanding any contrary provision of this Plan, the Committee, in its sole discretion, may eliminate or reduce, but not increase, the Bonus payable to any Participant below that which otherwise would be payable under the Bonus Formula. The aggregate Bonus(es) payable to any Participant during any Fiscal Year shall not exceed $2,000,000.

The Committee may appropriately adjust any evaluation of performance under a Performance Measure to exclude any of the following events that occurs during a Performance Period: (A) the effects of currency fluctuations, (B) any or all items that are excluded from the calculation of earnings as reflected in any Harris Teeter Supermarkets, Inc. press release and Form 8-K filing relating to an earnings announcement, (C) asset write-downs, (D) litigation or claim judgments or settlements, (E) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (F) accruals for reorganization and restructuring programs, and (G) any other extraordinary or non-operational items.

(b) **Right to Receive Payment.** Each Bonus under this Plan shall be paid solely from general assets of Harris Teeter Supermarkets, Inc. and its Affiliates. This Plan is unfunded and unsecured; nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right to payment of a Bonus other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

8. Payment of Bonuses.

(a) **Timing of Distributions.** Harris Teeter Supermarkets, Inc. and its Affiliates shall distribute amounts payable to Participants as soon as is administratively practicable following the determination and written certification of the Committee for a Performance Period, but in no event later than two and one-half months after the end of the calendar year in which the Performance Period ends, except to the extent a Participant has made a timely election to defer the payment of all or any portion of such Bonus under the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan or deferred compensation plan or arrangement established and approved by Harris Teeter Supermarkets, Inc.

(b) **Payment.** The payment of a Bonus, if any (as determined by the Committee at the end of the Performance Period), with respect to a specific Performance Period requires that the employee be an active employee on the payroll of Harris Teeter Supermarkets, Inc.'s or an Affiliate on the last day of each applicable Performance Period and at the time the payment is made, unless the Participant's employment was earlier terminated due to early, normal or late retirement under the terms of the Harris Teeter Supermarkets, Inc. pension or similar retirement plan.

(c) **Code Section 409A.** To the extent that benefits under this Agreement are or become subject to Internal Revenue Code Section 409A, the Agreement shall be interpreted and construed to the fullest extent allowed under Code Section 409A and the applicable regulations and other guidance thereunder to satisfy the requirements of an exception from the application of Code Section 409A or, alternatively, to comply with such Code Section and the applicable regulations and other guidance thereunder, and to avoid any additional tax thereunder. To the extent compliance with the requirements of Treasury Regulation Section 1.409A-3(i)(2) (or any successor provision) is necessary to avoid the application of an additional tax under Code Section 409A to payments due to Employee upon or following his separation from service, then notwithstanding any other provision of this Agreement, any such payments that are otherwise due within six (6) months following Employee's separation from service will be deferred without interest and paid to Employee in a lump sum immediately following that six (6) month period.

9. Amendment and Termination.

The Committee may amend, modify, suspend or terminate this Plan, in whole or in part, at any time, including the adoption of amendments deemed necessary or desirable to correct any defect or to supply omitted data or to reconcile any inconsistency in this Plan or in any Bonus granted hereunder; provided, however, that no amendment, alteration, suspension or discontinuation shall be made which would (i) increase the amount of compensation payable pursuant to such Bonus, or (ii) cause compensation that is, or may become, payable hereunder to fail to qualify as Performance-Based Compensation. Notwithstanding the foregoing, the Committee may amend, modify, suspend or terminate this Plan if any such action is required by law. To the extent required under applicable law, including Code Section 162(m), Plan amendments shall be subject to shareholder approval. At no time before the actual distribution of funds to Participants under this Plan shall any Participant accrue any vested interest or right whatsoever under this Plan except as otherwise stated in this Plan.

10. Withholding.

Distributions pursuant to this Plan shall be subject to all applicable taxes and contributions required by law to be withheld in accordance with procedures established by Harris Teeter Supermarkets, Inc.

11. No Additional Participant Rights.

The selection of an individual for participation in this Plan shall not give such Participant any right to be retained in the employ of Harris Teeter Supermarkets, Inc. or any of its Affiliates, and the right of Harris Teeter Supermarkets, Inc. and any such Affiliate to dismiss such Participant or to terminate any arrangement pursuant to which any such Participant provides services to Harris Teeter Supermarkets, Inc. or its Affiliates, with or without cause, is specifically reserved. No person shall have claim to a Bonus under this Plan, except as otherwise provided for herein, or to continued participation under this Plan. There is no obligation for uniformity of treatment of Participants under this Plan. The benefits provided for Participants under this Plan shall be in addition to and shall in no way preclude other forms of compensation to or in respect of such Participants. It is expressly agreed and understood that the employment of a Participant is terminable at the will of either party and, if such Participant is a party to an employment contract with Harris Teeter Supermarkets, Inc. or one of its Affiliates, in accordance with the terms and conditions of the Participant's employment agreement.

12. Successors.

All obligations of Harris Teeter Supermarkets, Inc. or its Affiliates under this Plan, with respect to awards granted hereunder, shall be binding on any successor to Harris Teeter Supermarkets, Inc., whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of Harris Teeter Supermarkets, Inc.

13. Nonassignment.

The rights of a Participant under this Plan shall not be assignable or transferable by the Participant except by will or the laws of descent and distribution.

14. Severability.

If any portion of this Plan is deemed to be in conflict with applicable law, that portion of the Plan, and that portion only, will be deemed void under applicable law. All other provisions of the Plan will remain in effect. Furthermore, if any provision of this Plan would cause Bonuses not to constitute Performance-Based Compensation, that provision shall be severed from, and shall be deemed not to be a part of, the Plan, but the other provisions hereof shall remain in full force and effect.

15. Governing Law.

This Plan shall be governed and construed under the laws of the State of North Carolina.

Directors and Officers

Directors

John R. Belk
President and Chief Operating Officer,
Belk, Inc.

John P. Derham Cato
Chairman, President and CEO,
The Cato Corporation

Thomas W. Dickson
Chairman of the Board and CEO,
Harris Teeter Supermarkets, Inc.

James E. S. Hynes
Former Chairman of the Board,
Hynes Inc.

Anna Spangler Nelson
Chairman and Executive Vice President
Spangler Companies, Inc.

Bailey W. Patrick
Managing Partner,
Merrifield Patrick Vermillion, LLC

Robert H. Spilman, Jr.
President and CEO,
Bassett Furniture Industries, Incorporated

Harold C. Stowe
Managing Member,
Stowe-Monier Management, LLC;
Former President and CEO,
Canal Holdings, LLC

Isaiah Tidwell
Former Georgia Wealth Management Director and Executive Vice President,
Wachovia Bank, N. A.

William C. Warden, Jr.
Former Executive Vice President, Administration,
Lowes Companies, Inc.

Executive Officers

Thomas W. Dickson
Chairman of the Board and Chief Executive Officer

Frederick J. Morganthall, II
President and Chief Operating Officer

John B. Woodlief
Executive Vice President and Chief Financial Officer

Rodney C. Antolock
Executive Vice President

Shareholder Information

Corporate Address
701 Crestdale Road
Matthews, NC 28105
704-844-3100

General Counsel
McGuireWoods LLP
Charlotte, NC

Independent Registered Public Accountants
KPMG LLP
Charlotte, NC

New York Stock Exchange
(NYSE) Listing
Common stock symbol: HTSI

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company (AST), Brooklyn, NY

Dividend Reinvestment and Stock Purchase Plan
The Company maintains a Dividend Reinvestment and Stock Purchase Plan for shareholders of record. Information on this plan may be obtained by calling AST at 866-662-3940.

Annual Report on Form 10-K
Additional copies of the Company's Annual Report on Form 10-K are available without charge upon written request or by telephone.

Written requests may be directed to:
Investor Relations Department
Harris Teeter Supermarkets, Inc.
701 Crestdale Road
Matthews, NC 28105

Telephone inquiries may be directed to:
704-844-3100

Closing Stock Price Fiscal Year End
(In Dollars)



33.65
26.62
34.88
38.99
37.88
'08
'09
'10
'11
'12


Harris Teeter
Neighborhood Food & Pharmacy


Harris Teeter Supermarkets, Inc.

701 Crestdale Road, Matthews, NC 28105 • 704-844-3100 • www.harristeeter.com